# FERGUSON

# 2026
# Notice of Annual Meeting and Proxy Statement

# Who We Are

Ferguson is North America's largest value-added distributor of essential water and air solutions, serving specialized professionals in our $340B residential and non-residential construction markets.

## Our Purpose

We help make our customers' complex projects simple, successful and sustainable.

We provide expertise and a wide range of products and services from plumbing, HVAC, appliances, and lighting to PVF, water and wastewater solutions, and more.

## Our Vision

To be the ultimate project success company.

At Ferguson, we have a very distinctive culture anchored in customer service. We are a relationship business. Together we help build more than homes and office buildings. We help build relationships, trust, confidence and community. That's the Ferguson Way.



# Dear Fellow Shareholders,

On behalf of the board of directors of Ferguson Enterprises Inc. (the "Board"), it is our pleasure to invite you to attend the 2026 annual meeting of stockholders (the "2026 Annual Meeting") of Ferguson Enterprises Inc. ("Ferguson", or the "Company") on Thursday, April 30, 2026 at 4:00 p.m. Eastern Time at www.virtualshareholdermeeting.com/FERG2026. We have decided to hold the 2026 Annual Meeting exclusively online. We believe hosting a virtual meeting enables shareholders to attend and participate fully and equally while improving meeting efficiency and our ability to effectively communicate and engage with shareholders regardless of their resources or physical location.

## Delivering on Our Strategic Priorities

We believe we are uniquely positioned to provide essential water and air solutions for the complex needs of the specialized professional in our $340B residential and non-residential construction markets. We believe our scale and capabilities, combined with multi-year market opportunities in large capital projects, water infrastructure investment, climate and comfort and aging and underbuilt housing, will allow us to continue outperforming the market and deliver shareholder value over the longer term.

## Strong Governance Practices and Board Composition

We remain deeply committed to strong corporate governance and effective oversight. Our governance practices and policies are regularly reviewed and updated to ensure we operate efficiently and responsibly for our shareholders and other stakeholders. Further details of these policies and practices are set out on pages 14-17 of the accompanying Proxy Statement.

Through thoughtful refreshment, we have built a highly engaged Board that effectively brings its collective independent judgment to bear on Ferguson's long-term strategic priorities. Our directors possess a balanced mix of skills, experience and perspectives that support our business objectives as we navigate a dynamic environment. A summary of the skills and experience of each Director nominee is set out beginning on page 7 of the accompanying Proxy Statement.

As always, we continue to evaluate our Board's composition, leadership structure and governance practices with an eye towards the future, and in consideration of evolving best practices.

## Successful Transition of Fiscal Year End

As of January 1, 2026, we completed the transition of Ferguson's fiscal year end from July 31st to December 31st. Aligning our fiscal year with the calendar year is a natural extension of our corporate headquarters' move to the U.S. and allows our associates to remain focused on our customers during our busiest season.

## Your Vote Matters

Further details about the 2026 Annual Meeting, including how to attend and vote, can be found beginning on page 74 of the accompanying Proxy Statement. Your vote matters. You are encouraged to appoint myself and Ian Graham, our Chief Legal Officer & Corporate Secretary, as your proxies. This ensures that your vote will be counted if you are not able to attend the 2026 Annual Meeting.

The Board thanks you for your continued investment and support in Ferguson.

Regards,



**Geoff Drabble**
Board Chair
March 16, 2026

# Notice of Annual Meeting

Notice is hereby given that the 2026 annual meeting of stockholders (the "2026 Annual Meeting") of Ferguson Enterprises Inc. (the "Company") will be held virtually via webcast at 4:00 p.m. Eastern Time on Thursday, April 30, 2026 at www.virtualshareholdermeeting.com/FERG2026.

## Record Date

Holders of common stock of the Company as of the close of business on March 3, 2026 are entitled to notice of and to vote at the 2026 Annual Meeting.

## How to Vote

 **By Mail**

If you elected to receive proxy materials by mail, please mark, sign, date and return the proxy card in the enclosed postage-paid envelope.

 **By Telephone**

To vote by telephone, please call the telephone number on the Notice of Internet Availability or proxy card.

 **By Internet**

Vote via the internet at proxyvote.com.

 **During the 2026 Annual Meeting**

Vote online during the 2026 Annual Meeting by going to www.virtualshareholdermeeting.com/FERG2026.

## Items of Business

| | | |
|---|---|---|
| **1** | To elect each of the 11 Director nominees named in the Proxy Statement to hold office until the Company's next annual meeting of stockholders and until such Director's successor shall have been elected and qualified | ✔ **FOR** each Director nominee<br>See page 6 |
| **2** | To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2026 | ✔ **FOR**<br>See page 29 |
| **3** | To approve, on an advisory basis, the compensation of the Company's Named Executive Officers for the five-month transition period from August 1, 2025 to December 31, 2025 | ✔ **FOR**<br>See page 32 |

Shareholders will also transact such other business as may properly come before the 2026 Annual Meeting or any adjournment or postponement thereof.

## Attending the Virtual Meeting

The 2026 Annual Meeting will be conducted in a virtual format. We have designed the virtual 2026 Annual Meeting to provide shareholders with substantially the same opportunities to participate as if the meeting were held in person.

To participate in the virtual 2026 Annual Meeting, please visit www.virtualshareholdermeeting.com/FERG2026 and enter the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, proxy card or the voting instruction form provided by your bank or broker. During the 2026 Annual Meeting, you may vote and submit questions by following the instructions provided on the meeting website. Please see "Questions and Answers About the 2026 Annual Meeting" beginning on page 74 of the accompanying Proxy Statement for more information about participating in the virtual 2026 Annual Meeting.

Even if you plan to attend and participate in the 2026 Annual Meeting, we encourage you to vote your shares in advance using one of the methods described above to confirm your vote will be represented.

By order of the Board,



**Ian Graham**
Chief Legal Officer & Corporate Secretary
March 16, 2026

# Proxy Statement for the 2026 Annual Meeting

This Proxy Statement relates to the solicitation of votes or proxies by Ferguson Enterprises Inc., on behalf of the Board, for use at the 2026 Annual Meeting and at any adjournment or postponement of such meeting.

As previously announced in September 2025, the Board approved a change in the Company's fiscal year from a fiscal year ending on July 31st of each year to a fiscal year ending on December 31st of each year. As a result of such change, there was a five-month transition period from August 1, 2025 to December 31, 2025. The Company's current fiscal year commenced on January 1, 2026.

Unless otherwise specified or the context otherwise requires:

- the terms "Company", "Ferguson", "we", "us", "our" and other similar terms used in this Proxy Statement refer to Ferguson Enterprises Inc. and its consolidated subsidiaries;

- the terms "transition period" or "TP" refer to the five-month period from August 1, 2025 to December 31, 2025 as the Company transitioned from a July 31st fiscal year end to a December 31st fiscal year end; and

- references to years indicate (i) our fiscal year ended July 31st for periods prior to the transition period and (ii) our fiscal year ended December 31st for periods following the transition period. For example, references to "fiscal 2025" or similar references refer to the fiscal year ended July 31, 2025 and references to "fiscal 2026" or similar references refer to the fiscal year ending December 31, 2026.

The Company's website address is corporate.ferguson.com. We include website addresses throughout this Proxy Statement for reference only. The information contained in, or available through, these websites is not part of, or incorporated by reference into, this Proxy Statement. Addresses, including electronic addresses provided in this Proxy Statement, are provided solely for the purposes so specified. You may not use any electronic address provided in this Proxy Statement or other proxy materials to communicate with the Company for any purpose other than those expressly stated herein or therein.

## Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be held on April 30, 2026

We have elected to take advantage of the U.S. Securities and Exchange Commission (the "SEC") rules that allow us to provide shareholders access to our proxy materials over the internet. The Transition Report on Form 10-KT for the five-month transition period ended December 31, 2025 (the "Transition Report") and the 2026 Notice of Annual Meeting and Proxy Statement are available at proxyvote.com.

Beginning on March 16, 2026, we mailed to our shareholders as of March 3, 2026 a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") containing instructions regarding how to access our Transition Report and the 2026 Notice of Annual Meeting and Proxy Statement online. The Notice of Internet Availability contains instructions regarding how you can elect to receive these proxy materials in printed form by mail or electronically by email. This election to receive proxy materials by mail or email will remain in effect until you terminate it.

# Table of Contents

# Proxy Statement Summary

## Ferguson at a Glance

Ferguson is North America's largest value-added distributor of essential water and air solutions, serving specialized professionals in our $340B residential and non-residential construction markets. We help make our customers' complex projects simple, successful and sustainable by providing expertise and a wide range of products and services from plumbing, HVAC, appliances, and lighting to PVF, water and wastewater solutions, and more.

## Core Strengths

 **World-class supply chain**　　 **Value-added solutions**　　 **Digital tools**　　 **Expert associates**

Through scale deployed locally utilizing our world-class supply chain, value-added solutions and digital tools, along with our expert associates, we help meet our customers' unique needs. We look to generate long-term shareholder value by investing for organic growth, consolidating our fragmented markets through acquisitions and returning surplus capital to shareholders.

## Overview

| | | |
|---|---|---|
| **$31.3B**<br>Revenue (CY 2025) | **~1m**<br>Customers | **1,700+**<br>Locations |
| **~35,000**<br>Associates | **~37,000**<br>Suppliers | **$1.6B**<br>Returned to shareholders over the past calendar year |

## Balanced Market Exposure*

Our balanced approach to end markets allows us to leverage scale in attractive markets with a resilient business model.



**~1/3** New construction

**~2/3** Repair, Maintenance and Improvement (RMI)

**~1/2** Residential

**~1/2** Non-residential

\*　Resi/non-resi and RMI/new construction proportions are approximates and derived from management estimates as of December 31, 2025.

2026 Proxy Statement Summary

# Five-Month Transition Period Performance Highlights

We delivered a strong performance during the five-month transition period ended December 31, 2025 despite an uncertain environment. Net sales of $12.8 billion were 4.5% higher than the same five-month period in 2024 with above market share gains.

Operating profit of $1,099 million was $183 million higher than the comparative period in 2024 with diluted earnings per share of $4.01, an increase of 26.5%. Adjusted operating profit* of $1,153 million was $170 million higher than the comparative period in 2024 with adjusted diluted earnings per share* of $4.01, an increase of 18.6% principally arising due to adjusted operating profit growth and the impact of share repurchases.

Cash generation remains an important strength of our business, with operating cash flow of approximately $859 million during the five-month transition period. Our cash generative model and strong balance sheet allowed us to invest for organic growth, sustainably grow our dividend, consolidate our fragmented markets through acquisitions and return capital to shareholders. During the five-month transition period, we invested $185 million in capital expenditures, paid $326 million of dividends, invested $21 million in one acquisition and repurchased 1.8 million of our outstanding shares equating to $407 million.

The following are key highlights of our performance for the five-month transition period ended December 31, 2025:

| Net sales | Adjusted operating profit* |
|---|---|
| **$12.8 billion** | **$1.15 billion** |

| Adjusted EPS – diluted* | Capital deployed** |
|---|---|
| **$4.01** | **$0.9 billion** |

\* Adjusted operating profit and Adjusted EPS – diluted are non-GAAP measures. See the section of this Proxy Statement titled "Non-GAAP Reconciliations and Supplementary Information" for more information and a reconciliation of the non-GAAP measure to the most comparable measure under accounting principles generally accepted in the United States ("U.S. GAAP").

\*\* Capital deployment includes cash outflow from capital expenditures, dividends, acquisitions and share repurchases.

For information on results for the twelve months ended December 31, 2025, please review the earning press release for the period ended December 31, 2025 on the Events, Results and Reports page of the Investors tab of our website at corporate.ferguson.com.

# Governance and Compensation Highlights

| | |
|---|---|
| **Sound and Effective Board Practices** | • Active Board oversight of the Company's strategy, enterprise risk management and sustainability framework and related public disclosures<br>• Annual Board and Committee performance evaluations<br>• Annual review of Board leadership structure<br>• Formal policy limiting service on other public company boards of directors<br>• Active board engagement in succession planning for CEO, CFO and other Executive Officers |
| **Commitment to Refreshment and Independence** | • Proactive Board and Committee refreshment with focus on optimal mix of backgrounds, skills, knowledge and experience<br>• Four new independent Directors within the past five years<br>• All Committees are composed solely of independent Directors<br>• Independent Board Chair appointed by independent Directors |
| **Commitment to Shareholder Rights** | • Directors elected annually to serve one-year terms<br>• Majority voting for Directors with Director resignation policy in an uncontested election and plurality voting for Directors in a contested election<br>• Single class of outstanding voting stock<br>• No supermajority voting provisions<br>• Shareholders that own at least 10% of the total voting power of the outstanding shares of common stock of the Company have the right to request a special meeting |
| **Strong Compensation Practices** | • Robust annual risk assessment of executive compensation programs, policies and practices<br>• Recommended annual say-on-pay vote<br>• Comprehensive clawback policy that ensures incentive-based compensation is subject to clawback if there is a financial restatement or certain misconduct<br>• Stock ownership guidelines for Non-Employee Directors and Executive Officers<br>• Prohibition on hedging and pledging of Company shares |

For more information about our compensation governance practices, see the section below titled "Compensation Discussion and Analysis—Executive Summary—Pay Decisions and Compensation Governance Policies and Practices" on page 38.

# Our Director Nominees

Our Director nominees possess a range of diverse backgrounds, skills, experience, personality, tenure and viewpoints that we believe are integral to an effective and well-functioning board. Detailed information about each Director nominee's qualifications, experience and expertise can be found in their biographies starting on page 7.



**Tenure**

4 / 6 / 1

■ < 5 yrs  ■ 5-10 yrs  ■ > 10 yrs

5.3 years average tenure

**Independent**

9 / 2

■ Independent  ■ Non-Independent

82% independent

**Age**

4 / 2 / 5

■ <60  ■ 60-65  ■ >65

average age of 62 years old

**CEO/CFO**

8 / 3

■ Current or former CEO/CFO  ■ Other

73% current or former CEO or CFO of a public company

**Gender**

4 / 7

■ Female  ■ Male

36% female

**Race/Ethnicity**

1 / 1 / 9

■ Asian  ■ Black/African-American  ■ White/Caucasian

18% racially/ethnically diverse

*FERGUSON*

| Name | Skills and Experience | Current Membership on Other PubCo Boards | Independent | Member Since | Committee Membership | | |
|---|---|---|---|---|---|---|---|
| | | | | | Audit | Comp | Nom & Gov |
| **Rekha Agrawal** | | None | Yes | 2024 | | | ● |
| **Kelly Baker** | | None | Yes | 2021 | | ▲ | |
| **Rick Beckwitt** | | 2 | Yes | 2024 | | ● | |
| **Bill Brundage** | | None | No | 2020 | | | |
| **Geoff Drabble** Board Chair | | 1 | Yes | 2019 | | ● | ● |
| **Cathy Halligan** | | 3 | Yes | 2019 | ● | ● | |
| **Brian May** | | 1 | Yes | 2021 | ● | | ● |
| **James S. Metcalf** | | 2 | Yes | 2023 | | ● | ● |
| **Kevin Murphy** | | 1 | No | 2017 | | | |
| **Alan Murray** | | None | Yes | 2013 | ● | | ▲ |
| **Suzanne Wood** | | 1 | Yes | 2021 | ▲ | | |

● Committee Member    ▲ Committee Chair

## Skills and Experience



**Executive Leadership** — 11/11

**Other Public Company Board Experience** — 8/11

**Corporate Governance/Regulatory and Risk Management** — 11/11

**Accounting, Finance and Capital Markets** — 10/11

**Corporate Transactions and M&A** — 10/11

**Sustainability** — 6/11

**Technology, Digital, Innovation and Cyber** — 6/11

**Supply Chain/Logistics/Distribution** — 7/11

**Marketing** — 6/11

**Human Capital and Talent Management** — 10/11

**PROPOSAL 1:**

# Election of Directors

 The Board recommends that shareholders vote **"FOR"** each Director nominee.

The Board found that the performance of each of the 11 Director nominees continues to be effective and that each nominee demonstrates commitment to the role, has sufficient time to meet their commitment to the Company and has individual skills and experience which are relevant and beneficial to support the Board in fulfilling its duties. A summary of the skills and experience of each of the Director nominees is set out on page 13 of this Proxy Statement.

The Board is unclassified. In accordance with the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated Bylaws (the "Bylaws"), members of the Board stand for election each year. You are being asked to vote on the election of the following 11 Director nominees, each for a one-year term or until the next annual meeting of stockholders.

## Director Nominees

| Name | Position |
| --- | --- |
| Rekha Agrawal | Independent Director |
| Kelly Baker | Independent Director |
| Rick Beckwitt | Independent Director |
| Bill Brundage | Chief Financial Officer and Director |
| Geoff Drabble | Independent Board Chair |
| Cathy Halligan | Independent Director |
| Brian May | Independent Director |
| James S. Metcalf | Independent Director |
| Kevin Murphy | President & Chief Executive Officer and Director |
| Alan Murray | Independent Director |
| Suzanne Wood | Independent Director |

## Vote Required

Election of each Director nominee requires that a majority of the votes cast must be cast "FOR" the nominee. Shareholders may not cumulate their votes with respect to the election of Directors. A properly executed proxy marked "Abstain" with respect to the election of one or more Directors will not be voted with respect to the Director(s) indicated, although it will be counted for purposes of determining whether a quorum is present. Abstentions and broker non-votes are not considered votes cast and will not impact the outcome of the vote on this Proposal.

In order for any incumbent Director, including each Director nominee named in this Proxy Statement, to become a nominee for further service on the Board, such person must have submitted an irrevocable resignation, which resignation shall become effective upon (i) that person not receiving a majority of the votes cast in an election that is not a contested election (an "Unsuccessful Incumbent"), and (ii) acceptance by the Board of that resignation. If the voting results of an annual meeting of stockholders indicate there is an Unsuccessful Incumbent, the Board, acting on the recommendation of the Nominations & Governance Committee, will, no later than 90 days following certification of the shareholder vote, determine whether to accept the Unsuccessful Incumbent's resignation. The Nominations & Governance Committee, in making its recommendation, and the Board, in acting on such recommendation, may consider any factors or other information that they determine to be appropriate and relevant. If an Unsuccessful Incumbent's resignation is accepted, then the Board may fill the resulting vacancy in accordance with our Bylaws.

# Director Nominee Biographies

Set forth below are the biographies for each of the 11 individuals nominated by the Board for election at the 2026 Annual Meeting.



## REKHA **AGRAWAL**

**Independent Director**

**Age:** 55

**Director since:** June 2024

**Board Committees:**

- Nominations & Governance

Ms. Agrawal was appointed as a Non-Employee Director in June 2024. Ms. Agrawal currently serves as the chief executive officer of KiddeFenwal, an industrial and commercial fire suppression systems and safety controls manufacturer. Previously, Ms. Agrawal served as operating partner at Morgan Stanley Infrastructure Partners Inc. ("Morgan Stanley") from February 2021 to November 2024. In connection with her prior role at Morgan Stanley, Ms. Agrawal served on the boards of acquired companies across multiple industries, participating in oversight of policies and risk management in areas such as environmental, technology and cybersecurity and collaborating with CEOs on strategy and executive talent. Prior to this, Ms. Agrawal served as vice president and general manager of Fire Suppression Products at Johnson Controls International plc between 2017 and 2021, where she had profit and loss responsibilities of a $1.3 billion global business with a product portfolio sold in 70 countries and manufactured in 15 countries. From 2015 to 2017, Ms. Agrawal served as vice president and general manager of the Water and Mechanical Segment at Tyco Fire Protection Products, where she drove product strategy, was responsible for integrating acquisitions and oversaw teams across the sales, engineering, supply chain, manufacturing, human resources and finance groups.

**Specific Skills and Qualifications**

- Extensive executive experience leading businesses focused both in services and manufacturing
- Global experience beneficial to assessing risk across supply chain
- Commitment to operational excellence

**Other Public Company Directorships**

- None



## KELLY **BAKER**

**Independent Director**

**Age:** 56

**Director since:** May 2021

**Board Committees:**

- Compensation (Chair)

Ms. Baker was appointed as a Non-Employee Director in May 2021. Ms. Baker currently serves as the executive vice president and chief human resources officer at Thrivent Financial for Lutherans, a Fortune 500 not-for-profit diversified financial services organization. Ms. Baker served as executive vice president and chief human resources officer of Pentair plc, a manufacturer of water products, from 2017 to 2021. Between 2016 and 2017, Ms. Baker served as executive vice president and chief human resources officer at Patterson Companies Inc., a value-added distributor serving dental and animal health markets. Ms. Baker spent over 20 years with General Mills Inc., the global food manufacturer, in a variety of roles, including vice president of human resources U.S. retail and marketing, vice president of human resources corporate groups and vice president of diversity and inclusion. Ms. Baker also has experience serving on a private company board of directors.

**Specific Skills and Qualifications**

- Extensive human resources and operational experience
- Wide-ranging international business and functional experience
- Experience leading people, organizational and cultural developments across a number of U.S.-based, global public companies

**Other Public Company Directorships**

- None



## RICK **BECKWITT**

**Independent Director**

**Age:** 66

**Director since:** June 2024

**Board Committees:**

- Compensation

Mr. Beckwitt was appointed as a Non-Employee Director in June 2024. Mr. Beckwitt previously served as the co-chief executive officer and co-president of Lennar Corporation ("Lennar") from November 2020 until his retirement in September 2023. He joined Lennar in March 2006 as an executive vice president, became president in April 2011 and was promoted to chief executive officer in April 2018. From 1993 to March 2000, he held various executive officer positions at D.R. Horton, including president of the company. From March 2000 to April 2003, Mr. Beckwitt was the owner and principal of EVP Capital, L.P., the general partner of D.R. Horton's Encore Venture Partners, a venture capital company. From 1986 to 1993, Mr. Beckwitt worked in the mergers and acquisitions and corporate finance departments at Lehman Brothers.

**Specific Skills and Qualifications**

- Deep knowledge of the homebuilding and real estate industries gained through executive roles at public companies
- Extensive leadership and operational experience, with broad insight into strategic planning and risk oversight

**Other Public Company Directorships**

- Member, Eagle Materials Inc.
- Member, Weyerhaeuser Company

**Former Public Company Directorships**

- Member, Lennar Corporation (2018—2023)
- Member, Five Point Holdings, LLC (2016—2020)
- Member, D.R. Horton, Inc. (1993—2003)



## BILL **BRUNDAGE**

**Chief Financial Officer and Director**

**Age:** 49

**Director since:** Nov 2020

**Board Committees:**

- None

Mr. Brundage was appointed as a Director and Chief Financial Officer in November 2020. Mr. Brundage has served as the chief financial officer of Ferguson Enterprises, LLC ("FEL"), the Company's U.S. operating subsidiary, since 2017, and previously served at FEL as senior vice president of finance from 2016 to 2017 and vice president of finance from 2008 to 2016. Mr. Brundage joined Ferguson in 2003 as manager of finance and was promoted to corporate controller of FEL two years later. Previously, Mr. Brundage spent five years at PricewaterhouseCoopers in the U.S. As the Company's CFO, Mr. Brundage brings his business acumen and deep industry knowledge to the Board in addition to providing invaluable insights into Ferguson's opportunities and risks.

**Specific Skills and Qualifications**

- Extensive Company experience
- Considerable financial management and operational experience
- Significant knowledge of the Company's industry

**Other Public Company Directorships**

- None



## GEOFF **DRABBLE**

**Independent Board Chair**

**Age:** 66

**Director since:** May 2019

**Board Committees:**

- Compensation
- Nominations & Governance

Mr. Drabble was appointed as a Non-Employee Director in May 2019 and as Board Chair in November 2019. Mr. Drabble served as chief executive of Ashtead Group plc, a FTSE 100 international equipment rental company, from 2007 to 2019, during which he presided over a period of unprecedented growth in the business and was instrumental in creating a strong culture. He was previously an executive director of The Laird Group PLC, a former British-based electronics and technology business, where he was responsible for its Building Products division, and held a number of senior management positions at Black & Decker, the American manufacturer of power tools, accessories, hardware, home improvement products, home appliances and fastening systems.

**Specific Skills and Qualifications**

- Extensive leadership experience in the distribution, technology and manufacturing sectors as a chief executive officer
- Deep knowledge of U.S. markets and operating conditions
- Significant experience as a board member

**Other Public Company Directorships**

- Chair, Travis Perkins plc

**Former Public Company Directorships**

- Member (2020—2021) and Chair (2021—2025), DS Smith Plc
- Member, Howden Joinery Group Plc (2015—2023)
- Member, Ashtead Group plc (2005—2019)
- Member, The Laird Group PLC (2000—2006)



## Cathy **HALLIGAN**

**Independent Director**

**Age:** 62

**Director since:** Jan 2019

**Board Committees:**

- Audit
- Compensation

Ms. Halligan was appointed as a Non-Employee Director in January 2019. Between 2010 and 2012, Ms. Halligan was senior vice president sales and marketing of PowerReviews, a software as a service social commerce solution. Prior to that, she held senior executive marketing and e-commerce roles at Walmart, including chief marketing officer at Walmart.com from 2005 to 2010. Prior to Walmart, Ms. Halligan also held senior executive roles at various companies, including Blue Nile, Williams-Sonoma and Gymboree. Ms. Halligan also has experience serving on private company boards.

**Specific Skills and Qualifications**

- Extensive digital transformation, digital commerce, data analytics and marketing experience as a senior executive
- Strong track record in the retail, e-commerce and multi-channel arenas
- Significant experience as a board member

**Other Public Company Directorships**

- Member, Driven Brands Holdings, Inc.
- Member, JELD-WEN Holding, Inc.
- Member, Ulta Beauty, Inc.

**Former Public Company Directorships**

- Member, FLIR Systems, Inc. (2014—2021)



## BRIAN **MAY**

**Independent Director**

**Age:** 62

**Director since:** Jan 2021

**Audit Committee Financial Expert**

**Board Committees:**

- Audit
- Nominations & Governance

Mr. May was appointed as a Non-Employee Director in January 2021. Mr. May served as chief financial officer of Bunzl plc, the global distribution and services group, for 14 years until his retirement in late 2019. His career at Bunzl plc spanned 27 years, where he held a number of roles across the treasury and internal audit functions and was divisional finance director of Bunzl's U.K., Europe and Australasia division for nine years. Prior to his career at Bunzl plc, he worked at KPMG. Mr. May also has experience serving on private company boards.

**Specific Skills and Qualifications**

- Extensive experience as a chief financial officer
- Qualified chartered accountant with considerable financial and operational experience
- Expertise in the Company's industry

**Other Public Company Directorships**

- Member, Convatec Group Plc.

**Former Public Company Directorships**

- Member, United Utilities Group PLC (2012—2021)
- Member, Bunzl plc (2006—2019)



## JAMES S. METCALF

**Independent Director**

**Age:** 68

**Director since:** Feb 2023

**Board Committees:**

- Compensation
- Nominations & Governance

Mr. Metcalf was appointed as a Non-Employee Director in February 2023. Mr. Metcalf previously served as chairman and chief executive officer of Cornerstone Building Brands, Inc. ("Cornerstone"), a North American building products manufacturer, from 2019 until his retirement as chief executive officer in September 2021 and as chairman in March 2022. He joined Cornerstone in 2017 as a non-employee director when it was known as NCI Building Systems, Inc. Prior to joining Cornerstone, he held various roles at USG Corporation, a manufacturer of ceiling, floor, gypsum, roofing, sheathing and wall products. At the time of his retirement from USG in November 2016, Mr. Metcalf had served as its chairman since December 2011 and served as its chief executive officer and president since January 2011.

### Specific Skills and Qualifications

- Extensive executive leadership experience in building products sector as a chief executive officer
- Considerable U.S. public company board and industry expertise

### Other Public Company Directorships

- Member, Gibraltar Industries, Inc.
- Member, LKQ Corporation

### Former Public Company Directorships

- Chair, Cornerstone Building Brands (2019—2022)
- Member (2017—2018) and Chair (2018—2019), NCI Building Systems, Inc.
- Member, Tenneco Inc. (2014—2022)
- Chair, USG Corporation (2011—2016)
- Member, Molex Inc. (2007— 2013)



## KEVIN MURPHY

**President & Chief Executive Officer and Director**

**Age:** 56

**Director since:** Aug 2017

**Board Committees:**

- None

Mr. Murphy was appointed as a Director in August 2017 and as Chief Executive Officer in November 2019. In connection with the corporate restructure in August 2024, Mr. Murphy's title changed to President & Chief Executive Officer. Mr. Murphy has served as chief executive officer of Ferguson Enterprises, LLC ("FEL"), the Company's U.S. operating subsidiary, since 2017. Prior to that, he was chief operating officer of FEL from 2007 to 2017. Mr. Murphy joined Ferguson in 1999 as an operations manager following Ferguson's acquisition of his family's business, Midwest Pipe and Supply, and went on to hold a number of leadership positions before his eventual appointment as the Company's President & Chief Executive Officer. Since Mr. Murphy's appointment to the Board in 2017, the business has generated strong, profitable growth and continued to take market share under his leadership.

### Specific Skills and Qualifications

- Culture champion with strong executive leadership skills
- Deep knowledge of the Company and the Company's industry
- Strategic operational expertise
- Significant experience in strategic development and delivering operational performance improvements

### Other Public Company Directorships

- Member, Pool Corporation



## ALAN **MURRAY**

**Independent Director**

**Age:** 72

**Director since:** Jan 2013

**Audit Committee Financial Expert**

**Board Committees:**

- Audit
- Nominations & Governance (Chair)

Mr. Murray was appointed as a Non-Employee Director in January 2013. He served as Employee Engagement Director from March 2019 until December 2023, when the role was disbanded, and he served as Senior Independent Director from October 2013 until August 2022, when the role was transitioned to Chair of the Nominations & Governance Committee. From 2002 to 2007, Mr. Murray served as group chief executive of Hanson PLC, a British-based building materials company, where he had previously served as finance director and chief executive of Hanson Building Materials America from 1998 to 2002. From 2003 to 2025, Mr. Murray served as a trustee of the Hanson No 2 Pension Scheme for the Hanson Pension Trustees Limited.

**Specific Skills and Qualifications**

- Qualified chartered management accountant with extensive business leadership skills and financial reporting expertise
- Extensive executive management experience, including as a chief executive officer of a building materials company, and board experience within global businesses
- Deep knowledge of the Company

**Other Public Company Directorships**

- None

**Former Public Company Directorships**

- Member, O-I Glass, Inc. (2015—2025)
- Member, HeidelbergCement AG (2010—2017)
- Member, International Power plc (2007—2011)
- Member, Hanson PLC (2002—2007)



## SUZANNE **WOOD**

**Independent Director**

**Age:** 66

**Director since:** Jan 2021

**Audit Committee Financial Expert**

**Board Committees:**

- Audit (Chair)

Ms. Wood was appointed as a Non-Employee Director in January 2021. Ms. Wood served from September 2018 to September 2022 as senior vice president and chief financial officer of Vulcan Materials Company, a large producer of construction aggregates. From 2012 to 2018, she served as chief financial officer of Ashtead Group plc, a FTSE 100 international equipment rental company, after having joined Ashtead in 2003 as chief financial officer of Sunbelt Rentals, Ashtead's largest operating brand in the U.S. She started her career with PricewaterhouseCoopers.

**Specific Skills and Qualifications**

- Chartered accountant and experienced chief financial officer with significant financial and operational knowledge
- Extensive financial reporting and public company experience

**Other Public Company Directorships**

- Member, RELX PLC

**Former Public Company Directorships**

- Member, H&E Equipment Services, Inc. (2023—2025)
- Member, Ashtead Group plc (2012—2018)

# Director Nominee Skills and Experience

| Skills and Experience | Rekha Agrawal | Kelly Baker | Rick Beckwitt | Bill Brundage | Geoff Drabble | Cathy Halligan | Brian May | James S. Mercalf | Kevin Murphy | Alan Murray | Suzanne Wood |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Executive Leadership** Experience leading large scale and complex organizations. Developed and delivered strategic initiatives and operational plans in a CEO, operational executive or function leader capacity. | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| **Public Company Board Experience** Experience serving on other public company boards. | | | ● | | ● | ● | ● | ● | ● | ● | ● |
| **Corporate Governance/Regulatory and Risk Management** Experience in corporate governance matters, board management accountability, risk management and compliance practices. | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| **Accounting, Finance and Capital Markets** Experience in accounting, finance, audit and capital management, including oversight of financial statements and operating results. Experience assessing the financial metrics of strategic opportunities. | ● | | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| **Corporate Transactions and M&A** Experience overseeing and navigating corporate transactions, mergers and acquisitions. | ● | ● | ● | ● | ● | | ● | ● | ● | ● | ● |
| **Sustainability** Experience overseeing sustainability risk management and/or sustainability programs. | ● | | ● | ● | | | ● | ● | ● | | |
| **Technology, Digital, Innovation and Cyber** Experience with technologies key to business, digital marketing/ transformation and innovation. Understanding cybersecurity best practices and risk mitigation. | ● | | ● | | | ● | ● | ● | ● | | |
| **Supply Chain/Logistics/Distribution** Experience includes planning and management of activities in sourcing, procurement, logistics and distribution. | ● | | ● | ● | ● | | ● | ● | ● | | |
| **Marketing** Experience of marketing or managing brands and increasing the value of products or services over time in the market. | ● | | ● | | ● | ● | | ● | ● | | |
| **Human Capital and Talent Management** Experience in human capital management, talent development, compensation and succession planning. | ● | ● | ● | | ● | ● | ● | ● | ● | ● | ● |

# Corporate Governance

## Corporate Governance Guidelines

The Board has adopted Corporate Governance Guidelines as a general framework to assist the Board in carrying out its responsibility for the business and affairs of the Company to be managed by or under the direction of the Board. The Corporate Governance Guidelines cover the role of the Board and management, the composition of the Board, the structure and operations of the Board and the duties and responsibilities of the Board. The Nominations & Governance Committee of the Board reviews the Corporate Governance Guidelines annually and recommends any appropriate changes for approval by the Board. The Corporate Governance Guidelines can be found on the Corporate Governance page of the Investors tab of our website at corporate.ferguson.com under Governance Documents.

## Board Leadership

The Board is led by Geoff Drabble, our independent Non-Employee Board Chair. As part of its annual board evaluation process, the Board assesses its leadership structure to determine what is most appropriate for the Company, taking into account the recommendations of the Nominations & Governance Committee.

The Board elects one of its members to serve as the Board Chair. Both independent and Executive Directors, including the CEO, are eligible for appointment as the Board Chair. We believe that the current leadership structure is effective for the Company and its shareholders at this time, as it allows Mr. Murphy to focus on the day-to-day leadership of the Company while allowing Mr. Drabble to focus on leading the Board and its oversight of the Company.

Any change from the current structure of having a Board Chair separate from the CEO would be at the discretion of the Board, taking into account the recommendations of the Nominations & Governance Committee. If the Board determines that it would be beneficial to have a single individual act as both CEO and Board Chair, our Corporate Governance Guidelines would require the appointment of a lead independent director at that time.

## Board Evaluation

Our Board has the authority and responsibility to review the results of the annual evaluation of the Board conducted by the Nominations & Governance Committee to determine whether the Board and the Committees of the Board are functioning effectively and in accordance with their respective charters, the Company's Corporate Governance Guidelines, applicable law and the New York Stock Exchange ("NYSE") listing standards. As part of its responsibilities, the Nominations & Governance Committee will evaluate at least annually the Board's composition, tenure and experience. The Nominations & Governance Committee will then report the conclusions and any recommended improvements to the Board. The Board will also review the results of the third-party review of the Board that is conducted at least every three years. The most recent third-party review was conducted in May 2025.

In addition, the Nominations & Governance Committee periodically, and at least annually, assesses the qualifications of individual members of the Board and the results of such evaluations are reported to the Board.

# Board Refreshment and Tenure

The Board believes that refreshment is important to ensuring that Board composition is aligned with the needs of the Company and the Board. The Board's average tenure is 5.3 years.

The Board does not believe that it should limit the number of terms for which a person may serve as a Director, because such term limits could deprive the Company of the valuable contributions made by Directors who have developed significant insights into the Company and its operations over time. The Board also recognizes the importance of an appropriate balance of experience and fresh ideas and perspectives when considering the overall mix of tenure of the Board.

All Directors serve a one-year term, except that the initial term for each Director shall run from the date of appointment until the Company's next annual meeting of stockholders, and are subject to election by shareholders at each annual meeting of stockholders. As provided in the Company's Certificate of Incorporation and Bylaws, newly created directorships resulting from any increase in the authorized number of Directors and vacancies on the Board are to be filled by the affirmative vote of a majority of the remaining Directors then in office, or by a sole remaining Director. Any Director so appointed will hold office until the Company's next annual meeting of stockholders after such Director's appointment.

# Director Criteria and Nomination Process

The Company seeks a Board with an appropriate balance of skills, knowledge, experience, independence and backgrounds among its members to enable it to discharge its duties and responsibilities effectively. The Board has delegated the process for identifying and screening potential director candidates to the Nominations & Governance Committee.

Candidates for potential membership on the Board must, at a minimum, satisfy any requirements of applicable law and rules of the NYSE. In addition, in evaluating director candidates, the Nominations & Governance Committee considers the qualifications of each candidate, the collective experience and expertise represented on the existing Board and the criteria set forth in our Corporate Governance Guidelines, including that candidates should:

- be of sound character, judgment, reputation and integrity;
- conduct themselves in accordance with high personal and professional ethical standards, including the Company's Code of Business Conduct and Ethics and other relevant Company policies;
- have general knowledge of the markets and the industry in which the Company operates and issues which may affect the Company;
- be of diverse backgrounds, skills, experience, personality, tenure and viewpoints;
- be committed to the Company and service on the Board, including having the time and willingness to study informational and background materials, to prepare for meetings and to otherwise carry out their duties and responsibilities effectively; and
- represent the best interests of all shareholders.

The Board and the Nominations & Governance Committee consider whether director candidates' backgrounds, skills, experience and other qualifications would complement those of other members of the Board and may also consider other factors as needs change based on strategic priorities. In addition, a Director who is currently serving as an executive officer of a public company generally may serve on a total of no more than two public company boards (including the Company's Board). A Director who is not currently serving as an executive officer of a public company generally may serve on no more than four public company boards (including the Company's Board).

Taking into account the governance practices of companies with a U.K. listing, the Board has adopted a Board Diversity Policy that seeks to maximize the opportunity to make independent director appointments that reflect the diversity of the Company's workforce and its communities. The Board Diversity Policy remains unchanged since fiscal 2024, with ultimate independent director recruitment decisions being based on merit with the best candidate appointed.

# Process for Selection of Directors

When the Board determines it is desirable to add a director in the context of its strategic needs, as part of its annual evaluation process or to fill a vacancy on the Board, the Nominations & Governance Committee takes the following steps:

- Initiates a search for director candidates that meet the Board's director criteria, seeking input from an independent search firm;

- Identifies, first, an initial slate of director candidates, which is then reviewed by and discussed among the Board Chair, the Chair of the Nominations & Governance Committee, our President & Chief Executive Officer, our Chief Legal Officer & Corporate Secretary and our Chief Human Resources Officer and, second, a refined slate of director candidates based on this review;

- Conducts inquiries into the background and qualifications of the refined list of director candidates, including evaluating the candidates' financial literacy, skills and expertise relevant to the Company's business and structure, as well as any overboarding or independence concerns, related party transactions and potential issues under competition laws;

- Determines which director candidates to interview and conducts the interviews with the Board Chair, select Non-Employee Directors, our Chief Legal Officer & Corporate Secretary and our Chief Human Resources Officer;

- Selects director candidates for recommendation to the Board; and

- Seeks Board approval of the recommended director candidate for election by our shareholders at, or Board appointment of the recommended director candidate to fill a position before, our next annual meeting of stockholders.

# Director Onboarding and Education

All new Directors on the Board receive both in-person and remote orientation and training to become integrated into boardroom discussions and maximize their knowledge of the Company. The orientation program is led by members of senior management and coordinated by the Corporate Secretary team in collaboration with the new Director. The program covers a wide variety of topics, including: a review of our strategy and operating plans in both our U.S. and Canadian business segments; financial statements; information technology, compensation, investor relations, legal and corporate governance policies and practices; and the roles and responsibilities of our Directors. New Directors may also receive presentations from our external legal counsel and may meet with our auditors and compensation consultant. New Directors also receive key documents as part of the orientation process, including our publicly available governance documents and filings, past Board and Committee minutes and agenda programs and strategy presentations, among others.

The Company provides the Board with ongoing educational resources and opportunities related to fiduciary duties, corporate governance and regulatory topics and other matters as may be appropriate or requested by the Board. All Directors are members of the National Association of Corporate Directors, giving them access to tools, resources and instructional curricula to continue to mature in corporate governance, including educational events and networking opportunities. In addition, each Director has access to a broad range of resources provided by Deloitte, including newsletters, webcasts and symposia. Each Director also undergoes annual training on our Code of Business Conduct and Ethics and other relevant Company policies. Site visits are coordinated for our Directors, oftentimes as part of the onboarding process and in connection with certain of the Company's Board meetings. These visits allow Directors to interact with a broader group of our executives and associates and gain first-hand insight into our culture and operations.

# Director Independence

The Nominations & Governance Committee reviews the independence of each Director annually and makes recommendations to the Board, and the Board annually determines and discloses the independence of the Directors.

No Director is considered independent unless the Board, considering all relevant facts and circumstances, affirmatively determines that the Director has no material relationship with the Company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company. In assessing whether a Director has no material relationship with the Company, the Board also considers any persons or organizations with which the Director has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others.

FERGUSON

In addition, members of the Audit, Compensation and Nominations & Governance Committees must meet all additional applicable independence requirements of the NYSE and any additional requirements imposed under U.S. securities laws and the rules and regulations of the SEC.

The Board has considered whether the members of our Board are independent and determined that each of our Non-Employee Directors is an "independent" Director under applicable NYSE and SEC rules and regulations, and each satisfies the applicable NYSE and SEC rules and regulations for "independence" with respect to the Committees of the Board on which such Director serves.

In making its independence determination, the Board considered that some of the Non-Employee Directors, or their immediate family members, are affiliated with companies or entities to which the Company sold products or made payments, or from which the Company purchased products or services during the year. This included transactions that do not require disclosure under Item 404 of Regulation S-K ("Regulation S-K") promulgated under the Exchange Act and therefore are not disclosed in "Board Committees and Oversight—Related Party Transactions—Approved Related Party Transactions." In reviewing these relationships, the Board considered all relevant factors, including whether the transactions were entered into at arm's length in the normal course of business and whether the Director or immediate family member received any personal benefit from these transactions, relationships, or arrangements.

The independent Directors meet on a regularly scheduled basis in executive sessions. In accordance with our Corporate Governance Guidelines, the Board Chair, or the lead independent director if the Board Chair is not an independent Director, will preside at each executive session and, in the Board Chair's absence, the independent Directors will select an independent Director to preside.

# Director Meeting Attendance

Board members are expected to devote sufficient time and attention to prepare for, attend and participate in Board meetings and meetings of Committees on which they serve, including advance review of meeting materials that are circulated prior to each meeting. In addition, Board members are expected to attend each annual meeting of stockholders unless unusual circumstances make attendance impractical.

During the five-month transition period, the Board met four times, the Audit Committee met three times, the Compensation Committee met three times and the Nominations & Governance Committee met two times.

Each Director attended at least 75% of the meetings of the Board and of the Committees of which they were a member during the transition period. Each of the Directors attended the 2025 annual meeting of stockholders (the "2025 Annual Meeting").

# Board Committees and Oversight

## Committees of the Board

The Board's principal responsibility is one of oversight to enable the Company's business objectives to be met and to review the overall strategic development of the Company as a whole.

Certain strategic decisions and authorities of the Company are reserved as matters for the Board. For some of these matters, the Board delegates responsibilities and authorities to its Committees. The matters reserved for the Board for its decision include oversight matters related to: strategy, succession planning, financial accountability and risk management.

The Board has three Committees: the Audit Committee, the Compensation Committee and the Nominations & Governance Committee. Each Committee operates in accordance with its respective charter that is reviewed annually and updated as appropriate. The charters of each Committee can be found on the Corporate Governance page of the Investors tab of our website at corporate.ferguson.com under Governance Documents. The members of these Committees as of the date hereof are identified in the following table:

## Board of Directors

**Board Chair:** Geoff Drabble

| Audit Committee | Compensation Committee | Nominations & Governance Committee |
|---|---|---|
| **4** | **5** | **5** |
| **Members** | **Members** | **Members** |
| **All Independent** | **All Independent** | **All Independent** |
| Suzanne Wood (Chair) | Kelly Baker (Chair) | Alan Murray (Chair) |
| Cathy Halligan | Rick Beckwitt | Rekha Agrawal |
| Brian May | Geoff Drabble | Geoff Drabble |
| Alan Murray | Cathy Halligan | Brian May |
| | James S. Metcalf | James S. Metcalf |

## Audit Committee                                      ✔ **All Independent**



**Suzanne Wood**
Chair

**Members**

 

**Cathy          Brian
Halligan         May**



**Alan
Murray**

**Responsibilities**

Each member of the Audit Committee is "independent," as defined by the NYSE listing standards. The Board has determined that Brian May, Alan Murray and Suzanne Wood each qualify as an "audit committee financial expert" as that term is defined by the applicable SEC rules. Furthermore, each member of the Audit Committee is "financially literate" as that term is defined by the NYSE listing standards.

The Audit Committee's responsibilities and duties, include, but are not limited to:

- assisting the Board in fulfilling its oversight responsibilities, and making recommendations to the Board as appropriate, in relation to:
  - the integrity of the Company's financial statements and financial reporting process;
  - the appointment, independence and qualifications of the Company's independent registered public accounting firm (the "Independent Auditor");
  - the performance of the Independent Auditor and internal audit function;
  - the Company's compliance with legal and regulatory requirements, including internal controls designed for that purpose;

- the review of the type and presentation of information to be included in earnings announcements, paying particular attention to any use of pro forma or adjusted non-GAAP information or other key performance indicators, as well as financial information and guidance provided to analysts and ratings agencies;

- the review of the guidelines and policies to govern the process by which management assesses and manages the Company's exposure to risk, the Company's major financial risk and cybersecurity risk exposures and the steps management has taken to monitor and control such exposures;

- the pre-approval of audit and permitted non-audit and tax services and fees to be provided by the Independent Auditor and hiring of employees or former employees of the Independent Auditor;

- the preparation and approval of the audit committee report for inclusion in the Company's annual proxy statement;

- establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

- the review and approval of related party transactions that are in, or are not inconsistent with, the best interests of the Company and its shareholders; and

- the Company's targeted levels of indebtedness, credit rating policy and funding plan.

## Compensation Committee     ✓ All Independent



**Kelly Baker**
Chair

**Members**

 

**Rick
Beckwitt**     **Geoff
Drabble**

 

**Cathy
Halligan**     **James S.
Metcalf**

**Responsibilities**

Each member of the Compensation Committee is "independent," as defined by the NYSE listing standards.

The Compensation Committee's responsibilities and duties include, but are not limited to:

- reviewing and approving corporate goals and objectives relevant to the compensation of the CEO and any other Executive Director and evaluating their performance at least annually in light of those goals and objectives;

- determining and approving the compensation for the CEO and any other Executive Director, either as a Committee or together with the other Non-Employee Directors (as directed by the Board);

- reviewing and approving the compensation of all other Executive Officers, considering the recommendations of the CEO;

- reviewing the form and amount of all Non-Employee Director compensation and benefits and recommending any changes to the Board;

- producing an annual report of the Compensation Committee for inclusion in the Company's annual report on Form 10-K or proxy statement;

- reviewing and making recommendations to the Board regarding incentive compensation plans and equity-based plans;

- undertaking an annual risk assessment of compensation policies and practices; and

- evaluating and monitoring the independence of any compensation consultant, as required.

# Compensation Committee Interlocks and Insider Participation

Kelly Baker, Rick Beckwitt, Geoff Drabble, Cathy Halligan and James S. Metcalf served on the Compensation Committee of the Board during the transition period. None of such members of the Compensation Committee had been an officer or associate of the Company. None of such members of the Compensation Committee had any relationship requiring disclosure by the Company under Item 404 of Regulation S-K. None of the Company's Executive Officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity under the circumstances requiring disclosure pursuant to SEC rules and regulations.

 

## Nominations & Governance Committee  **All Independent**



**Alan Murray**
Chair

**Members**

 

**Rekha Agrawal**    **Geoff Drabble**

 

**Brian May**    **James S. Metcalf**

**Responsibilities**

Each member of the Nominations & Governance Committee is "independent," as defined by the NYSE listing standards.

The Nominations & Governance Committee's responsibilities and duties include, but are not limited to:

- recommending to the Board qualified candidates for nomination as members of the Board and its Committees consistent with criteria approved by the Board;

- developing and recommending to the Board the corporate governance principles applicable to the Company;

- developing and recommending to the Board for approval, and periodically reviewing a succession plan and potential candidates for, the CEO and CFO;

- reviewing the structure, size and composition of the Board, including the tenure and experience of the members of the Board, and making recommendations to the Board with regard to any changes that are deemed necessary;

- developing and recommending to the Board an annual self-evaluation process of the Board and overseeing such evaluation process;

- recommending to the Board candidates: (i) for Board Chair (and lead independent director if the Board Chair is not an independent director); and (ii) for the membership and chairs of the Board Committees;

- reviewing any notifications from Directors or requests from officers regarding a proposed appointment to the board of directors of any public company; and

- providing oversight of the Company's sustainability framework and related public disclosures, including the Company's Sustainability Report.

# Board Oversight

## Shareholder Engagement and Feedback

The Board, as part of its oversight role, routinely receive updates, briefings and reports from the Company's investor relations team that summarize shareholder engagement and key themes.

We are committed to engaging with our shareholders. Each year, we meet with institutional investors and analysts to inform and share our perspectives and to solicit their feedback on our performance. This dialogue allows the Company to better understand and evaluate important issues and consider them appropriately, and to communicate on matters including strategy, financial performance, market backdrop and executive compensation. Our CEO, CFO and investor relations team maintain a regular cadence of meetings with a broad cross-section of our share register including large institutional investors and pension funds. The style of shareholder interactions can include a mix of one-on-one and small group meetings, conferences and operational site visits. We take the feedback we receive from shareholders seriously. We look forward to an ongoing exchange between the Board, management and shareholders.

# Risk Oversight

## Board of Directors

The Board is responsible for (i) ensuring that the Company considers and manages opportunities, risks and uncertainties that may impact achievement of its strategic objectives and (ii) overseeing an enterprise risk management program (the "ERM Program") that establishes collaborative risk management processes to proactively identify, assess, mitigate and monitor business risks and facilitate associated reporting about such risks. To administer its risk oversight function, the Board has delegated certain oversight responsibilities to its Committees and to management.

| Audit Committee | Compensation Committee | Nominations & Governance Committee |
|---|---|---|
| • Responsible for reviewing and discussing guidelines and policies that govern the process by which management assesses and manages the Company's exposure to risk.<br><br>• Responsible for monitoring the overall adequacy and effectiveness of the ERM Program. | • Responsible for assessing risks related to the Company's incentive compensation arrangements to determine whether they encourage excessive risk taking.<br><br>• Responsible for discussing at least annually the relationship between risk management policies and practices and compensation, and evaluating compensation policies and practices that could mitigate any such risk. | • Responsible for ensuring proper corporate governance standards are maintained, that the Board and its Committees consist of qualified directors, and that appropriate succession plans for the CEO and CFO are in place.<br><br>• Responsible for providing oversight of the Company's sustainability framework and related public disclosures, including the Company's Sustainability Report. |

## Management

The Company maintains an Executive Committee which is composed of the CEO and members of senior management appointed by the CEO. One of the responsibilities of the Executive Committee is to assess and manage Ferguson's exposure to risk, including establishing management accountability and support for the ERM Program. Once enterprise risks are identified, management is responsible for developing a strategy to manage and monitor the risk to (i) reduce the probability that the risk will be realized and/or (ii) reduce the adverse impact to the Company if the risk is realized. Our Chief Legal Officer & Corporate Secretary is responsible for the oversight of the ERM Program and for reporting enterprise risks to the Executive Committee, Audit Committee and Board.

## Strategy Oversight

The Board actively oversees the Company's business strategy and is ultimately responsible for the approval (i) of long-term strategic plans, (ii) to materially extend the Company's activities into new lines of businesses, countries or regions, (iii) to cease operations in any material part of the Company's business and (iv) of the Company's capital allocation policy. The Board is continuously engaged with management and associates on its strategic oversight function. For example, the Board:

• holds a strategy session each calendar year, which includes presentations from various members of senior management;

• receives management presentations at Board meetings, covering various topics such as information technology, including cybersecurity and generative artificial intelligence, acquisitions and investor relations; and

• attends coordinated site visits at least annually, which allows for interaction with a broader group of our executives and associates and the ability to gain first-hand insight into our culture and operations.

## Sustainability Oversight

The Board oversees management's handling of sustainability matters of importance to the Company with the Nominations & Governance Committee having primary responsibility for providing oversight of the Company's sustainability framework and related public disclosures, including the Company's Sustainability Report. The Nominations & Governance Committee receives regular updates on sustainability progress from our Vice President of Sustainability, such as review of project implementation and performance and opportunities to integrate sustainability measures into capital expenditures, and provides reports on these matters to the Board.

The Company's Board-approved sustainability framework reflects the priority sustainability matters identified through our risk management analyses, stakeholder priority assessments, regular customer feedback and review of the Sustainability Accounting Standards Board ("SASB") guidance for the Multiline and Specialty Retailers & Distributors industry standards. The sustainability framework and our most recent SASB and Task Force on Climate-Related Financial Disclosures ("TCFD") disclosures are included within our most recent Sustainability Report and are also available on our website.

# Code of Business Conduct and Ethics

We expect our associates, and anyone acting on our behalf, to uphold the highest standards of integrity and accountability. These expectations are defined in our Code of Business Conduct and Ethics (our "Code of Conduct"), which is applicable to all Directors, officers and associates. Our Code of Conduct is reviewed at least every three years for desirable changes. A copy of our Code of Conduct is available on the Corporate Governance page of the Investors tab of our website at corporate.ferguson.com under Governance Documents. We intend to satisfy the disclosure requirement regarding amendment to, or waiver from, a provision of our Code of Conduct by posting such information at the website location specified above.

# Related Party Transactions

## Policy and Procedures for Review and Approval of Related Party Transactions

The Board has adopted a written policy and procedures for review, approval and monitoring of transactions involving the Company and related parties (including current Executive Officers and Directors, Director nominees and persons who served in those roles at any time since the beginning of our last fiscal year, greater than 5% beneficial owners of the Company's voting securities, immediate family members of such persons and related entities of such persons, including entities in which any of such persons is employed, is a general partner or principal or in which such person has a 10% or greater beneficial ownership interest) (a "Related Party"). Our related party transactions policy ("Related Party Transactions Policy") covers any transaction, arrangement or relationship, or series of similar transactions, arrangements or relationships in which the Company or any of its subsidiaries was, is or will be a participant, where the amount involved exceeds or is expected to exceed $120,000 in any fiscal year, and in which a Related Party had, has or is expected to have a direct or indirect material interest (any such transaction, a "Related Party Transaction").

All Related Party Transactions that are not exempt under our Related Party Transactions Policy (such exempt transactions, "Exempted Transactions") must be reviewed and approved by the Audit Committee. In considering the transaction, the Audit Committee must consider all of the relevant facts and circumstances available to it related to the Related Party Transaction, including:

- whether the Related Party Transaction was undertaken in the ordinary course of business of the Company;
- whether the Related Party Transaction was initiated by the Company or the Related Party;
- the purpose, and the potential benefits to the Company, of the Related Party Transaction;
- the risk and limitations that may arise as a result of or in connection with the Related Party Transaction, including any reputational risk;
- the impact on a Director's independence under the requirements of the rules of the NYSE in the event that the Related Party is a Director, an immediate family member of a Director or an entity in which a Director is a partner, shareholder (or equivalent) or executive officer;
- if there was a competitive bidding process and the results thereof;
- the availability of other sources for comparable products or services;
- the terms of the Related Party Transaction;
- the approximate dollar value of the amount involved in the Related Party Transaction, particularly as it relates to the Related Party;
- the importance, nature and extent of the interest (financial or otherwise) and involvement of the Related Party in the Related Party Transaction;
- whether the transaction with the Related Party is proposed to be, or was, entered into on terms no less favorable to the Company than terms that could have been reached with an unrelated third-party or with associates generally; and/or
- any other information regarding the Related Party Transaction or the Related Party that would be material to investors in light of the circumstances of the particular transaction.

Any Director, Director nominee or Executive Officer who proposes to enter into, or otherwise becomes aware of, a potential Related Party Transaction must report the transaction to the Chief Legal Officer & Corporate Secretary. If the Chief Legal Officer & Corporate Secretary determines that the proposed transaction may or would be a Related Party Transaction, and it is not an Exempted Transaction, the Chief Legal Officer & Corporate Secretary must report the proposed Related Party Transaction to the Audit Committee for consideration at its next meeting. If the Chief Legal Officer & Corporate Secretary determines that it is not appropriate to postpone review until the next Audit Committee meeting, the Audit Committee Chair may review and approve the Related Party Transaction. Any such approval must be reported to the Audit Committee at its next meeting. If a Director, any of the Director's immediate family members or any entity with respect to which the Director is a partner, shareholder (or equivalent) or executive officer, is involved in the transaction, they will be recused from all discussions and decisions relating to the transaction. The Audit Committee may approve only those Related Party Transactions that are in, or are not inconsistent with, the best interests of the Company and its shareholders, as the Audit Committee determines in good faith. The Audit Committee, in its sole discretion, may impose such conditions as it deems appropriate on the Company or the Related Party in connection with the approval of a Related Party Transaction.

If the Company becomes aware of a Related Party Transaction that has not been approved under the Related Party Transactions Policy, the Related Party Transaction shall be reviewed in accordance with the procedures set forth in the Related Party Transactions Policy and, if the Audit Committee determines it to be appropriate, ratified. In any case where the Audit Committee determines not to ratify such a Related Party Transaction, the Audit Committee will direct additional actions including, but not limited to, immediate discontinuation or rescission of the transaction, or modification of the transaction to make it acceptable for ratification.

# Approved Related Party Transactions

Described below are Related Party Transactions reviewed by our Audit Committee since August 1, 2025. Other than as described below, there were no transactions, and there are no currently proposed transactions, that would require disclosure under Item 404 of Regulation S-K.

In connection with the Company's purchase of Midwest Pipe and Supply from the Murphy family in 1999, an entity owned by Robert Murphy, the father of our President & Chief Executive Officer, Kevin Murphy, is the lessor (the "Lessor") of a property leased by the Company in the ordinary course of its business. The Company pays $15,050 a month in rent or $180,600 annually. The current lease term expires May 31, 2027, subject to the Company's right to further extend for two additional periods of five years each. The lease for the property was entered into on an arm's-length basis. This ongoing transaction was reviewed, approved and ratified by the Audit Committee in accordance with the Related Party Transactions Policy.

Matt Stirrup, the husband of Allison Stirrup, the Company's Chief Human Resources Officer and an executive officer, is employed by FEL as Director — Information Technology. Mr. Stirrup received total compensation of approximately $154,000 in the five-month transition period, which includes base salary, bonus, equity-based compensation, benefits and other perquisites. The terms of Mr. Stirrup's compensation are consistent with the compensation of other similarly situated associates. This ongoing transaction was reviewed, approved and ratified by the Audit Committee in accordance with the Related Party Transactions Policy.

# Director Compensation

The following table summarizes the compensation awarded or paid to the Non-Employee Directors for the five-month transition period (August 1, 2025 to December 31, 2025).

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($)[1] | All Other Compensation ($)[2] | Total ($) |
|---|---|---|---|---|
| *Board Chair* | | | | |
| **Geoff Drabble** | 158,347 | 74,813 | 15,000 | 248,160 |
| *Other Non-Employee Directors* | | | | |
| **Rekha Agrawal** | 54,173 | 74,813 | — | 128,986 |
| **Kelly Baker** | 66,053 | 74,813 | — | 140,866 |
| **Rick Beckwitt** | 54,173 | 74,813 | — | 128,986 |
| **Cathy Halligan** | 54,173 | 74,813 | — | 128,986 |
| **Brian May** | 54,173 | 74,813 | 15,000 | 143,986 |
| **James S. Metcalf** | 54,173 | 74,813 | — | 128,986 |
| **Alan Murray** | 66,053 | 74,813 | — | 140,866 |
| **Suzanne Wood** | 66,053 | 74,813 | — | 140,866 |

[1] Represents the grant date fair value of restricted stock units, calculated in accordance with FASB ASC Topic 718, issued to our Non-Employee Directors under the Ferguson Enterprises Inc. Omnibus Equity Incentive Plan 2023 (the "Omnibus Plan") on December 10, 2025. For additional information on these awards, see the section entitled "—Narrative to Non-Employee Director Compensation—Non-Employee Director Equity Incentive Awards." The aggregate number of restricted stock units outstanding as of December 31, 2025 for our Non-Employee Directors was as follows: 331 restricted stock units for each of Messrs. Beckwitt, Metcalf and Murray and Ms. Agrawal, Ms. Baker, Ms. Halligan and Ms. Wood; 323 restricted stock units for each of Messrs. Drabble and May.

[2] Messrs. Drabble and May, the Non-Employee Directors based in the U.K., received a $15,000 allowance for the period of December 2025 to May 2027 that was provided to each of them in December 2025 in lieu of providing tax assistance opportunities and/or travel allowance.

# Narrative to Non-Employee Director Compensation

Below is a discussion of the material factors necessary to an understanding of the compensation disclosed in the above table.

## How We Set Non-Employee Director Compensation

The Board, upon recommendation of the Compensation Committee, determines the annual compensation of Non-Employee Directors each year, taking into account the time and responsibility involved in each role, including, where applicable, serving as Chair of a Board Committee. Directors who are executives of the Company receive no compensation for their Board service. The Compensation Committee consults with Meridian Compensation Partners ("Meridian"), its independent compensation consultant, on the director compensation program and reviews survey information of compensation paid to directors serving on boards of the Company's peer group to determine whether changes are advisable.

## Non-Employee Director Annual Compensation

All Non-Employee Director fees and equity award amounts shown in the table below remained at the same level as fiscal 2025 fees and awards but were pro-rated on a 5/12ths basis due to the five-month duration of the transition period.

A summary of the compensation for the transition period is as follows:

| | Amount ($000) |
|---|---|
| **Director Fees:** | |
| Non-Employee Directors' Base Fee | $54.2 ($130.0 annualized) |
| *Fees in Addition to Base Fee:* | |
| Board Chair's Fee | $104.2 ($250.0 annualized) |
| Chair of Audit Committee | $11.9 ($28.5 annualized) |
| Chair of Compensation Committee | $11.9 ($28.5 annualized) |
| Chair of Nominations & Governance Committee | $11.9 ($28.5 annualized) |
| **Equity Awards:** | |
| Restricted Stock Unit Awards | $75.0 ($180.0 annualized) |

The Non-Employee Directors are not entitled to receive any compensation upon the termination of their appointment, and no fees will be payable in respect of any unserved portion of the term of their appointment. Further, Non-Employee Directors are not entitled to participate in the Company's short-term incentive award program or other benefit plans. Each Non-Employee Director is entitled to reimbursement from the Company for reasonable expenses incurred in the performance of their duties. The Non-Employee Directors may, in certain circumstances, and at the Company's expense, obtain independent professional advice in the furtherance of their duties as Directors. Messrs. Drabble and May, the Non-Employee Directors based in the U.K., also received a $15,000 allowance for the period of December 2025 to May 2027 in lieu of providing tax assistance opportunities and/or travel allowance.

## Non-Employee Director Equity Incentive Awards

For their service during the transition period, the Non-Employee Directors were issued awards of restricted stock units under the Omnibus Plan in December 2025 with a vesting date of the 2026 Annual Meeting (the "Transition Period NED RSU Awards"). The number of restricted stock units awarded was determined by dividing the $75,000 equity award value, which represents a 5/12th pro-ration to an annualized value of $180,000, by the closing price of a share of Company common stock on the NYSE on the trading day prior to the date of grant for our U.S.-based Non-Employee Directors. For our U.K.-based Non-Employee Directors (Messrs. Drabble and May), the award value was converted to GBP using the exchange rate on the trading day prior to the date of grant and was divided by the price on the LSE on the trading day prior to the date of grant. The Transition Period NED RSU Awards are entitled to accrue dividend equivalents during the vesting period that vest on the same terms and conditions as the underlying restricted stock units.

Future grants of restricted stock units are expected to be made to our Non-Employee Directors under the Omnibus Plan in connection with the Company's annual meeting of stockholders each year and be subject to time-vesting for approximately one year following the grant date or until the Company's next annual meeting of stockholders. If a new Non-Employee Director is appointed after the date that annual equity awards are granted to our Non-Employee Directors for the year, the new Non-Employee Director will receive a pro-rated award of restricted stock units under the Omnibus Plan with the same terms as made to other Non-Employee Directors for the year (with proration based on such Non-Employee Director's time of service during the one-year vesting period applicable to the other Non-Employee Director restricted stock unit awards issued for that year).

# Stock Ownership Guidelines for Non-Employee Directors

To ensure our Non-Employee Directors become and remain meaningfully invested in our common stock, they are required under our share ownership guidelines to own shares having a market value equal to four times the Non-Employee Directors' Base Fee (not including additional fees for Board Chair, committee chairs or other additional roles). A Non-Employee Director must meet the share ownership requirement within five years from the later of (i) the effective date of the current guidelines (August 1, 2024) or (ii) the Director's date of appointment. The Non-Employee Directors must retain all future awards (on a net of tax basis) until compliance is achieved. The following shares will count towards the assessment of whether the target is met: (i) shares beneficially held directly or indirectly by the Non-Employee Director and any person connected (as set out in the Company's Insider Trading Policy) with the Non-Employee Director; and (ii) shares awarded equal to the number of unvested restricted stock units or restricted shares granted to the Non-Employee Director, which do not have a performance condition attached (on a net of tax basis for U.K. tax obligations, as applicable).

All of our current Non-Employee Directors have met or are on track to meet the share ownership requirement within the five-year timeframe.

**PROPOSAL 2:**

# Ratification of Appointment of Independent Registered Public Accounting Firm



The Board recommends that shareholders vote **"FOR"** the ratification of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2026.

The Audit Committee has selected Deloitte & Touche LLP ("Deloitte") as the Company's independent registered public accounting firm to audit the Company's consolidated financial statements and internal control over financial reporting for fiscal 2026. In Proposal 2, the Company is asking shareholders to ratify this selection.

Although ratification is not required by the Company's Bylaws or otherwise, the Board is submitting the selection of Deloitte to the Company's shareholders for ratification. If the selection is not ratified, the Audit Committee will consider whether it is appropriate to select another independent registered public accounting firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year, if it determines that such a change would be in the best interests of the Company and its shareholders.

Representatives of Deloitte are expected to be present at the 2026 Annual Meeting and will be available to respond to appropriate questions and will have the opportunity to make a statement if they desire to do so.

## Vote Required

Approval of Proposal 2 requires the affirmative "FOR" vote of holders of a majority of the voting power of outstanding shares of common stock present in person or represented by proxy at the 2026 Annual Meeting and entitled to vote thereon. Abstentions have the same effect as a vote "AGAINST."

# Independent Registered Public Accounting Firm's Fees and Services

## Auditor Fees Incurred

The following table sets forth the aggregate fees by the categories specified below in connection with services rendered by Deloitte and its affiliates for the five-month transition period, fiscal 2025 and fiscal 2024. We did not pay any other fees to our Independent Auditor or any of its affiliates during the periods indicated below.

| | TP Ended December 31, | For the Year Ended July 31, | |
| --- | --- | --- | --- |
| | 2025 | 2025 | 2024 |
| | $m | $m | |
| Audit fees[1] | 9.5 | 10.6 | 12.0 |
| Audit-related fees | — | — | — |
| Tax fees | — | — | — |
| All other fees[2] | — | — | — |
| Total | 9.5 | 10.6 | 12.0 |

[1] Audit fees included $8.5 million (fiscal 2025: $9.9 million; fiscal 2024: $11.3 million) for the audits of Ferguson Enterprises Inc.'s consolidated financial statements and $1.0 million (fiscal 2025: $0.7 million; fiscal 2024: $0.7 million) for statutory audits.

[2] All other fees included $25,000 (fiscal 2025: $25,000; fiscal 2024: $20,000) related to the Company's subscription to Deloitte's technical guidance library.

## Pre-Approval Policies and Procedures

The Audit Committee has established policies under which all audit and permitted non-audit and tax services performed by the Company's Independent Auditor and the hiring of former Independent Auditor personnel must be pre-approved by the Audit Committee or the Chair of the Audit Committee in order to ensure that the provision of such services or the employment of such personnel does not impair the independence of the Independent Auditor. If the Chair of the Audit Committee provides the pre-approval, the Chair reports any such pre-approval decisions to the full Audit Committee at its next meeting. All of the audit and non-audit services carried out in the transition period, fiscal 2025 and fiscal 2024 were pre-approved in accordance with company policy.

# Audit Committee Report

The Audit Committee is providing this Report pursuant to Item 407(d)(3) of Regulation S-K. The Audit Committee assists the Board in fulfilling its oversight responsibilities, and makes recommendations to the Board as appropriate, in relation to:

- the Company's financial statements and financial reporting process;
- the independence and qualifications of the Company's Independent Auditor;
- the performance of the Company's Independent Auditor and internal audit function; and
- the Company's compliance with legal and regulatory requirements, including internal controls designed for that purpose.

For more information about the Audit Committee's responsibilities, see the Audit Committee Charter, which is available on the Corporate Governance page of the Investors tab of our website at corporate.ferguson.com under Governance Documents.

Management is responsible for the Company's internal controls and the financial reporting process and for compliance with applicable laws and regulations. Deloitte, the Company's Independent Auditor, is responsible for performing an independent audit of the Company's most recent consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States, as well as expressing an opinion on the effectiveness of the Company's internal control over financial reporting.

The Audit Committee's responsibility is to monitor and oversee these processes. In performing its responsibilities, the Audit Committee reviewed and discussed the Company's audited consolidated financial statements and the effectiveness of internal control over financial reporting with management and the Independent Auditor. The Audit Committee discussed with the Independent Auditor those matters required to be discussed by auditors with the Audit Committee under the rules adopted by the Public Company Accounting Oversight Board ("PCAOB") and the SEC. The Independent Auditor also provided to the Audit Committee the letter and written disclosures required by PCAOB regarding the Independent Auditor's communications with the Audit Committee concerning independence, and the Audit Committee discussed with the Independent Auditor their independence from the Company and its management.

Based on the review and discussions described above, the Audit Committee recommended to the Board that the audited consolidated financial statements of Ferguson Enterprises Inc. be included in the Company's Transition Report.

The Audit Committee of the Board

**Suzanne Wood (Chair)**
**Cathy Halligan**
**Brian May**
**Alan Murray**

**PROPOSAL 3:**

# Advisory Vote to Approve Executive Compensation ("say-on-pay")

 The Board recommends that shareholders vote **"FOR"** the approval, on an advisory basis, of the compensation of the Company's Named Executive Officers for the five-month transition period from August 1, 2025 to December 31, 2025.

In accordance with Section 14A of the Exchange Act and the related SEC rules promulgated thereunder, we are asking our shareholders to cast an advisory vote to approve the compensation of our Named Executive Officers. This Proposal, commonly known as a "say-on-pay" proposal, gives our shareholders the opportunity to express their views on the compensation of our Named Executive Officers.

As described in the "Executive Compensation—Compensation Discussion and Analysis" section of this Proxy Statement, our executive compensation program is designed to:

- ensure alignment of executive and shareholder interests and long-term Company strategy through stock-based long-term incentive awards and stock ownership guidelines;

- maintain policies and programs that will attract, retain and motivate executives, and fairly reward our executives for the contribution they make to the business;

- provide total compensation which is market competitive, with regard to the size and complexity of the Company's operations and the markets in which we compete for talent (using peer company and compensation survey data comparisons);

- maintain compensation packages that include salary, short and long-term incentives, benefits and retirement provisions, and perquisites; and

- appropriately align executive pay and performance by delivering a significant amount of total compensation through variable incentive compensation and providing opportunities to earn higher rewards for sustained superior financial and individual performance.

We encourage our shareholders to review the "Executive Compensation" section of this Proxy Statement, including the Compensation Discussion and Analysis, the compensation tables and the related narrative discussion included therein for more information.

While the outcome of this advisory vote is not binding upon us, the Compensation Committee values the opinions expressed by shareholders and will consider the outcome of the vote on this Proposal when making future compensation decisions for our Named Executive Officers.

## Vote Required

Approval of Proposal 3, on an advisory basis, requires the affirmative "FOR" vote of holders of a majority of the voting power of outstanding shares of common stock present in person or represented by proxy at the 2026 Annual Meeting and entitled to vote thereon. Abstentions have the same effect as a vote "AGAINST." Broker non-votes will have no impact on the outcome of the vote on this Proposal.

# Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis ("CD&A") with management. Based on its review and discussion with management, the Compensation Committee recommended to the Board that the CD&A section be included in this Proxy Statement and incorporated by reference into the Company's Transition Report.

Submitted by the Compensation Committee of the Board

**Kelly Baker (Chair)**
**Rick Beckwitt**
**Geoff Drabble**
**Cathy Halligan**
**James S. Metcalf**

# Executive Compensation

## Compensation Discussion and Analysis ("CD&A")

The purpose of this CD&A is to describe:

- our executive compensation philosophy;
- the Compensation Committee's decision-making process;
- how our compensation program supports our long-term strategy and long-term interests of our shareholders; and
- information about the material elements of compensation that are paid, awarded to, or earned by, our "Named Executive Officers," ("NEOs").

Our NEOs consist of our Principal Executive Officer, Principal Financial Officer and the three other most highly compensated Executive Officers. For the transition period, our NEOs were:



**Kevin Murphy**

President & Chief Executive Officer and Director



**Bill Brundage**

Chief Financial Officer and Director



**Bo Camposano**

Senior Vice President— Waterworks



**Jake Schlicher**

Chief Strategy Officer



**Bill Thees**

Chief Operating Officer

FERGUSON

The compensation disclosures are organized as follows:

# Executive Summary

## Five-Month Transition Period Financial Highlights

We delivered a strong performance during the five-month transition period ended December 31, 2025 despite an uncertain environment. Net sales of $12.8 billion were 4.5% higher than the same five-month period in 2024 with above market share gains.

Operating profit of $1,099 million was $183 million higher than the comparative period in 2024 with diluted earnings per share of $4.01, an increase of 26.5%. Adjusted operating profit* of $1,153 million was $170 million higher than the comparative period in 2024 with adjusted diluted earnings per share* of $4.01, an increase of 18.6% principally arising due to adjusted operating profit growth and the impact of share repurchases.

Cash generation remains an important strength of our business, with operating cash flow of approximately $859 million during the five-month transition period. Our cash generative model and strong balance sheet allowed us to invest for organic growth, sustainably grow our dividend, consolidate our fragmented markets through acquisitions and return capital to shareholders. During the five-month transition period, we invested $185 million in capital expenditures, paid $326 million of dividends, invested $21 million in one acquisition and repurchased 1.8 million of our outstanding shares equating to $407 million.

The following are key highlights of our performance for the five-month transition period ended December 31, 2025:

| Net sales | Adjusted operating profit* |
|---|---|
| **$12.8 billion** | **$1.15 billion** |

| Adjusted EPS – diluted* | Capital deployed** |
|---|---|
| **$4.01** | **$0.9 billion** |

\*   Adjusted operating profit and Adjusted EPS – diluted are non-GAAP measures. See the section of this Proxy Statement titled "Non-GAAP Reconciliations and Supplementary Information" for more information and a reconciliation of the non-GAAP measure to the most comparable measure under accounting principles generally accepted in the United States ("U.S. GAAP").

\*\*  Capital deployment includes cash outflow from capital expenditures, dividends, acquisitions and share repurchases.

For information on results for the twelve months ended December 31, 2025, please review the earning press release for the period ended December 31, 2025 on the Events, Results and Reports page of the Investors tab of our website at corporate.ferguson.com.

# Compensation Philosophy and Objectives

Our executive compensation program is built on the principles that executives are rewarded based on financial results and that executive pay is aligned with shareholder interests. We strive to create an executive compensation program that balances short-term versus long-term payments and awards, cash payments versus equity awards, fixed versus contingent payments, and that rewards in ways that we believe are most appropriate to motivate our Executive Officers. Our executive compensation program is designed to achieve the following principles:

| Principle | Description |
|---|---|
| **Alignment with shareholders and long-term Company strategy** | ensure alignment of executive and shareholder interests and long-term Company strategy through stock-based long-term incentive awards and stock ownership guidelines; |
| **Pay for performance** | appropriately align executive pay and performance by delivering a significant amount of total compensation through variable incentive compensation and providing opportunities to earn higher rewards for sustained superior financial and individual performance; |
| **Attract and retain** | maintain policies and programs that will attract, retain and motivate executives, and fairly compensate our executives for the contribution they make to the business; |
| **Market-based** | provide total compensation which is market competitive, with regard to the size and complexity of the Company's operations and the markets in which we compete for talent (using peer company and compensation survey data comparisons); and |
| **Balanced short & long-term focus** | maintain compensation packages that include salary, short and long-term incentives, benefits and retirement provisions, and limited perquisites. |

Our goal is to provide executive compensation that is market competitive, with regards to compensation, levels of pay and award vehicles, for comparable positions at our selected peer companies and calibrate both annual and long-term incentive ("LTI") opportunities to generate less-than-median awards when goals are not fully achieved and greater-than-median awards when goals are exceeded.

A detailed summary of each component of our compensation program and transition period performance is provided on the following pages.

The Compensation Committee considered the outcome of the Company's advisory say-on-pay vote on fiscal 2025 executive compensation when making decisions relating to the compensation of our NEOs and our executive compensation program and policies for the transition period. Our shareholders voted at the 2025 Annual Meeting, in a non-binding, advisory vote, on the fiscal 2025 compensation paid to the NEOs. Approximately 91% of the votes were cast in favor of our fiscal 2025 NEO compensation decisions. Shareholders again will have an opportunity to cast advisory votes to approve our NEOs' compensation ("say-on-pay") at the 2026 Annual Meeting.

We provide our shareholders with the opportunity to vote on the frequency of advisory say-on-pay votes ("say-on-frequency") at least once every six years. Our shareholders voted at our 2024 Annual Meeting, in a non-binding, advisory vote, on the say-on-frequency. Approximately 98.5% of the votes were cast in favor of holding an annual say-on-pay vote. As the 2024 Annual Meeting was held on December 5, 2024, we expect our next say-on-frequency vote to be held at our 2029 Annual Meeting.

In the future, we intend to continue to consider the outcome of the say-on-pay vote and the say-on-frequency vote when making compensation decisions regarding our NEOs.

## Pay Decisions and Compensation Governance Policies and Practices



**What We Do**

- ✔ Significant portion of Executive Officer compensation is variable and based on achievement of performance measures that we believe drive long-term shareholder value
- ✔ Established pre-defined performance metrics that align with target, threshold, and maximum payouts
- ✔ Ensure incentive-based compensation is subject to clawback if there is a financial restatement or for certain misconduct
- ✔ Use long-term equity incentive vesting periods consistent with many of our peers
- ✔ Use different metrics in short-term and long-term incentive plans
- ✔ Require significant stock ownership by all Executive Officers
- ✔ Regularly review governance of our programs to align with market best practices
- ✔ Conduct annual pay risk assessment
- ✔ Annually assess peer group to ensure appropriate alignment
- ✔ Double trigger change in control if long-term incentive awards are assumed
- ✔ Retain independent compensation consultant



**What We Don't Do**

- ✖ No hedging or pledging of Company shares permitted
- ✖ No evergreen provisions in long-term incentive plans
- ✖ No guaranteed bonuses or uncapped incentive award opportunities for Executive Officers
- ✖ No payment of dividends or dividend equivalents on equity awards unless and until underlying awards vest
- ✖ No short-term trading in Company shares permitted for the individuals specified in the Company's insider trading policy, including Directors and Executive Officers
- ✖ No repricing or exchanging of underwater stock options
- ✖ No excessive perquisites
- ✖ No tax gross ups

# Compensation Determination Process

## Role of the Compensation Committee

The Compensation Committee currently consists of five independent Directors and is responsible for discharging the Board's responsibilities relating to compensation of the Executive Officers and overseeing the compensation policies, practices and programs of the Company. The Compensation Committee Charter detailing its responsibilities is available on the Corporate Governance page of the Investors tab of our website at corporate.ferguson.com under Governance Documents. The Compensation Committee works closely with its independent consultant and generally meets approximately five times per calendar year.

FERGUSON

The Compensation Committee responsibilities include, without limitation:

- approving compensation philosophy and strategy;
- approving peer group companies and target market position;
- recommending to the Board the compensation of the CEO and CFO (the "Executive Directors") and approving the compensation of all other Executive Officers, including base salary, short-term incentive target incentive opportunity and long-term incentive target incentive opportunity, considering recommendations from the CEO (other than for his own compensation);
- approving short-term incentive and long-term incentive metrics and performance goals;
- approving achievement of short-term incentive and long-term incentive goals;
- approving corporate goals and objectives that are relevant to the compensation of the Executive Directors and evaluation of the performance of the Executive Directors in light of those goals and objectives;
- recommending to the Board any changes to the form and amount of Non-Employee Director compensation;
- recommending to the Board proposals regarding shareholder advisory votes on say-on-pay and on say-on-frequency, taking into account the results of the most recent say-on-pay and say-on-frequency votes; and
- recommending to the Board the CD&A and related executive compensation disclosure be included in our annual proxy statement.

The Compensation Committee has the authority to delegate any of its responsibilities, along with the authority to take action in relation to such responsibilities, to one or more subcommittees as it may deem appropriate in its sole discretion, so long as any such subcommittee is comprised entirely of independent directors and has a written charter. To date, however, the Compensation Committee has not formed or delegated authority to any subcommittee. The Compensation Committee may also delegate the administration of equity-based, incentive or employee benefit plans to an officer of the Company, in accordance with and to the extent permitted by Delaware law and other applicable laws and regulations and plan terms and rules; provided that the Compensation Committee shall make all determinations in respect of equity-based compensation granted to Executive Officers.

## Role of the Independent Compensation Consultant

To help achieve our goal to compensate our Executive Officers appropriately, the Compensation Committee utilized Meridian Compensation Partners, LLC ("Meridian") as its independent compensation consultant for the transition period to review its policies and procedures regarding executive compensation.

Based on the Compensation Committee's assessment, the Compensation Committee determined that services provided by Meridian have not raised any conflict of interest and that the firm is independent, taking into account the NYSE's listing standards and the SEC's rules and regulations to ensure consultant independence and other relevant factors. The Compensation Committee retains the right to modify or terminate its relationship with Meridian or select other outside advisors to assist the Compensation Committee in carrying out its responsibilities.

In the transition period, Meridian assisted the Compensation Committee by:

- providing comparative market data on compensation practices and programs based on an analysis of peer companies and by providing guidance on industry best practices;
- providing executive compensation consulting services related to program design, governance and disclosure;
- analyzing and benchmarking board of director compensation program and stock ownership guidelines; and
- attending and supporting all Compensation Committee meetings.

# Role of Management

Responsibilities of management include, but are not limited to, the following as needed for the Compensation Committee to effectively carry out its responsibilities:

- develop meeting agendas and materials with input from the Compensation Committee Chair;
- provide additional competitive benchmarking data;
- provide budgets and business planning materials for setting performance goals and measuring Company and individual performance; and
- provide other information as needed for the Compensation Committee to effectively carry out its responsibilities.

Our CEO annually sets goals for the Executive Officers, other than our CFO and himself (whose corporate goals and objectives that are relevant to their compensation are set by the Compensation Committee), and provides his assessment of the individual performance of, and recommendations regarding the compensation levels for, each of such Executive Officers. This includes adjustments in base salary, short-term incentive payouts and size of long-term incentive awards.

# Compensation Peer Group and Benchmarking

The Compensation Committee identified, with assistance from Meridian, a group of companies used to guide the compensation arrangements for our Executive Officers and inform our transition period pay plan design (the "Peer Group"). The Compensation Committee conducts a review of the Peer Group annually and may from time to time adjust the companies comprising the Peer Group to better reflect (i) industries in which we compete for business and talent, (ii) companies that are size-appropriate in terms of revenue and market cap and (iii) companies with similar business models. The Compensation Committee also considered the growth rates of the companies when selecting the Peer Group.

The Peer Group for the transition period consisted of the following companies:

| | | |
|---|---|---|
| 3M Company | AutoZone, Inc. | Builders FirstSource, Inc. |
| Carrier Global Corporation | CDW Corporation | Cummins Inc. |
| Eaton Corporation plc | Fastenal Company | Genuine Parts Company |
| The Home Depot, Inc. | Johnson Controls International plc | Lowe's Companies, Inc. |
| O'Reilly Automotive, Inc. | PACCAR Inc. | The Sherwin-Williams Company |
| Trane Technologies plc | United Rentals, Inc. | W.W. Grainger, Inc. |

This updated Peer Group removes the following companies as compared to the prior year Peer Group (Honeywell International Inc., Illinois Tool Works Inc., Parker-Hannifin Corporation and Stanley Black & Decker, Inc.) and adds four new companies as compared to the prior year Peer Group (Builders FirstSource, Inc., The Home Depot, Inc., Lowe's Companies, Inc., The Sherwin-Williams Company). We believe the changes to the peer group better reflect companies that we compete with for talent, investor comparisons and businesses with a similar targeted customer base.

As part of our review of competitive pay practices, the Compensation Committee utilized Meridian to conduct a market review to determine whether Executive Officer total compensation opportunities were competitive. In determining the transition period executive compensation, the Compensation Committee reviewed the Peer Group data provided by Meridian for positions reported in the peer companies' respective proxy statements. This data was supplemented with published survey data as appropriate, as not all executive officer data was available from our Peer Group. Ultimately, the Compensation Committee sets executive total compensation (comprised of base salary, short-term incentive opportunity at target and long-term equity incentive opportunity at target) based on a number of factors deemed appropriate by the Compensation Committee, including market competitive pay data, individual performance, experience level, proficiency in role and criticality to the organization. Generally, the Compensation Committee seeks to position target total compensation within a reasonable range around the 50th percentile of the Peer Group and market data. Actual target total compensation positioning for each executive may vary based on the factors described above.

# Elements of Our Compensation Program

Our transition period executive compensation program consists of the following elements:

- base salary;
- short-term incentive awards linked to our overall performance during the transition period;
- grants of long-term, equity-based compensation, such as performance and restricted stock units and stock option awards;
- other executive benefits and perquisites; and
- employment agreements and change in control policy.

The Compensation Committee evaluates base salary, target short-term and long-term award opportunities and other plan design elements for our Executive Officers as discussed below. Differences in total compensation generally reflect the Executive Officer's role, relevant experience, expertise, tenure and performance of the individual Executive Officer within their role.

## Pay Mix

| Element | Purpose | Delivery | Focus |
|---|---|---|---|
| **Base Salary** 10% CEO · 18% CFO · 22% Other NEOs | Attract and retain highly qualified executives | Cash, fixed amount paid on a monthly basis | Differentiated pay based on market and the executive's experience, skills and performance |
| **Short-Term Incentive Awards** 17% CEO · 20% CFO · 22% Other NEOs | Focus executives' performance to achieve short-term goals | Cash, variable amount generally paid in the first quarter following the end of the performance period based on the extent to which pre-defined targets are achieved | Performance period to align with short-term financial and operational objectives, and thereby to shareholder interests (August 1, 2025 to December 31, 2025 for the transition period) |
| **Long-Term Equity-Based Compensation** 73% CEO · 62% CFO · 56% Other NEOs | Focus executives' performance to achieve long-term goals | Equity-based awards that include performance-based awards and time-based awards | Long-term focus to align with shareholder value creation over a three-year period |
| **Other Executive Benefits and Perquisites** | Attract and retain executives by providing competitive benefits | Health and welfare benefits, retirement benefits and perquisites | Specific to each benefit program |
| **Employment Agreement and Change in Control Policy** | Protect company interests through contractual provisions | Upon appointment to Executive Officer role | Non-compete and non-solicitation; continued leadership engagement in the event of a change in control |

For all our Executive Officers, we utilize the elements of compensation described below through a well-proportioned mix of compensation, weighted toward variable pay (short-term incentive awards and long-term equity-based compensation), providing stability to lead the business and successfully execute on our strategy in an effort:

- to reward achievement of financial and operational goals for the transition period consistent with the strategic direction of the business; and

- to align the interests of our executives and those of shareholders in developing the long-term sustainable growth of the business and execution and delivery of the Company's strategy.

Maintaining this pay mix results fundamentally in a pay-for-performance orientation for our Executive Officers, which is aligned with our stated compensation philosophy of providing compensation commensurate with performance, while targeting to align pay to approximately the target market position.

Ferguson's transition period target total compensation mix is heavily variable with 90% of our CEO's compensation, 82% of our CFO's compensation, and 78% of our other NEOs' compensation variable and contingent on the Company's performance.

## Base Salaries

The base salary established for each of our Executive Officers is intended to reflect each individual's role, experience, expertise, tenure and prior performance. Base salary is also designed to provide our Executive Officers with steady cash flow during the course of the fiscal year that is not contingent on short-term variations in our corporate performance.

In September 2025, the Compensation Committee approved increases to the base salaries for our NEOs in order to align the target market positioning of total direct compensation within a reasonable range of the median target total direct compensation of the Peer Group. The changes in base salary were effective on October 1, 2025.

The increased annual base salaries effective October 1, 2025 compared to the annual base salaries in effect prior to this increase are set forth in the table below (rounded to the nearest thousand).

| Annual Base Salary Changes as of October 1, 2025 | | | |
|---|---|---|---|
| NEO | New Annual Base Salary | Prior Annual Base Salary | Percent Change |
| **Kevin Murphy** | $1,550,000 | $1,500,000 | 3.3% |
| **Bill Brundage** | $918,000 | $835,000 | 10.0% |
| **Bo Camposano** | $618,000 | $562,000 | 10.0% |
| **Jake Schlicher** | $672,000 | $640,000 | 5.0% |
| **Bill Thees** | $787,000 | $715,000 | 10.0% |

## Short-Term Incentive Award Program ("Bonus Program")

We believe that establishing short-term incentive award ("Bonus") opportunities helps us attract and retain qualified and highly skilled executives and that aligning our Executive Officers' performance goals with certain annual financial and strategic metrics helps drive performance and increase shareholder value. All of our Executive Officers are eligible to participate in the Bonus Program. The Compensation Committee has the authority to award Bonuses under the Bonus Program to our Executive Officers. These Bonuses are intended to reward the achievement of corporate results and business performance objectives.

Bonuses are earned based on an assessment of financial and business performance against pre-determined metrics that are designed to be challenging but achievable. Target levels of financial performance are generally consistent with budget, which is based in part on prior year results, the Company's strategic plans and projected market trends. Achievement of objectives is monitored throughout the performance period, with the final performance determined after the end of the performance period. Achievement of performance objectives is certified by, and all individual Executive Officer Bonuses are determined and approved by, the Compensation Committee. Bonuses earned by our Executive Officers are paid in cash, generally within two and a half months after the end of the performance period.

Each Executive Officer's target bonus is reviewed annually by the Compensation Committee relative to market as part of our compensation planning process. These targets, expressed as a percent of salary, are generally designed to provide total cash compensation that is market competitive for similarly situated positions if financial and business performance goals are met.

## Transition Period Bonus Program Performance Metrics and Weightings

In recognition of a shorter performance period for the transition period, the Compensation Committee approved adjusted operating profit as the sole performance metric for the transition period Bonus Program and the range of achievement levels of threshold at 85%, target at 100% and maximum at 110%, reflecting a decrease for threshold from 90% to 85% from the fiscal 2025 Bonus Program achievement levels for all Executive Officers.

| Metric | Weighting | Definition | Rationale |
|---|---|---|---|
| Adjusted Operating Profit[1] | 100% | Operating profit before acquisition related intangible amortization and certain other non-GAAP adjustments, as further described in the section titled "Non-GAAP Reconciliations and Supplementary Information." | Adjusted operating profit is an important measure of business performance as it rewards revenue growth, gross margin improvement and appropriate cost control, and demonstrates the profitability of our core operations. |

[1]  Adjusted operating profit for Mr. Camposano was based on 30% of the Company's performance and 70% for performance of the U.S. Waterworks customer group that reports to him.

The Compensation Committee has approved a design for the 2026 Bonus Program that includes both adjusted operating profit and cash-to-cash days performance metrics.

The Bonuses earned for the transition period, paid out in March 2026, are shown below in "—Transition Period Bonus Payouts." Our transition period adjusted operating profit performance was above target, and the U.S. Waterworks customer group adjusted operating profit performance was slightly above maximum for this element of the Bonus for Mr. Camposano.

Consistent with prior years, the Compensation Committee assessed performance against the Bonus target and considered if any adjustments were required to align incentive outcomes with the underlying performance of the Company. In keeping with our normal practice, the Compensation Committee also reviewed the formulaic outcome of the Bonus for the transition period, in the context of the underlying performance of the Company, noting in particular the continued strong financial outcomes of the Company against its key performance indicators, as well as management's ongoing focus on supporting associates through the ongoing challenges of the wider external environment. In this context, the Compensation Committee considered that no application of discretion to adjust the annual Bonus outcome was necessary. The Compensation Committee therefore confirmed Bonus payments for the transition period as shown below in "—Transition Period Bonus Payouts."

The following table details the threshold, target and maximum goals, as well as the actual results, all in millions, for the financial objective under the five-month transition period Bonus Program.

| | All NEOs (other than B. Camposano) | B. Camposano | Threshold (50% of Target) | Target (100% of Target) | Maximum (200% of Target) | Actual[1] |
|---|---|---|---|---|---|---|
| Adjusted Operating Profit (FEI) | 100% | 30% | $928 | $1,092 | $1,201 | $1,153 |
| Adjusted Operating Profit (U.S. Waterworks Customer Group) | —% | 70% | $312 | $367 | $404 | $405 |

[1] Represents the actual Adjusted Operating Profit earned for the five-month performance period (August 1, 2025 to December 31, 2025) of the transition period Bonus Program.

## Transition Period Bonus Payouts

Based on the transition period financial results, the NEOs earned the following Bonus amounts that were paid in March 2026:

| Name | TP Target Bonus (% of Salary) | Annualized Target Bonus | TP Target Bonus[1] | Actual TP Bonus Earned[2] | Actual TP Bonus Earned (% of Target) |
|---|---|---|---|---|---|
| Kevin Murphy | 160% | $2,480,000 | $1,020,000 | $1,587,120 | 156% |
| Bill Brundage | 110% | $1,010,056 | $405,552 | $631,039 | 156% |
| Bo Camposano | 100% | $617,760 | $248,040 | $463,091 | 187% |
| Jake Schlicher | 100% | $672,000 | $274,667 | $427,382 | 156% |
| Bill Thees | 100% | $786,500 | $315,792 | $491,372 | 156% |

[1] Target bonus opportunity for the Transition Period (August 1, 2025 – December 31, 2025) is calculated as the applicable target bonus percentage multiplied by the actual earnings attributed to base salary during the Transition Period.

[2] Represents the actual bonus earned for the five-month performance period (August 1, 2025 to December 31, 2025) of the transition period Bonus Program.

# Long-Term Equity-Based Incentive Program

We believe that providing a significant portion of our Executive Officers' total compensation package in long-term equity-based compensation aligns the incentives of our Executive Officers with the interests of our shareholders and with our long-term corporate success. Additionally, we believe that equity-based compensation awards enable us to attract, retain, motivate and fairly compensate executive talent needed to deliver our strategic priorities.

Our Executive Officers were eligible in the transition period to participate in the Omnibus Plan maintained by the Company. The Compensation Committee, subject to approval by our Board as deemed necessary by the Compensation Committee, determines the size and terms (including the attached conditions) of equity grants to our Executive Officers in accordance with the terms of the Omnibus Plan. These are approved by the Compensation Committee (and the Board, as applicable) on an individual basis.

Specific information on transition period grants issued under our Omnibus Plan is detailed in this section, including the following:

- award mix;
- target award opportunities;
- awards performance metrics and weighting; and
- awards under the Omnibus Plan (restricted stock units ("RSUs"), performance stock units ("PSUs") and stock options ("SOs")).

FERGUSON

## Transition Period Award Mix

The Compensation Committee established the following mix of LTI awards for our NEOs for the transition period. This mix may change in future fiscal years as we continue to evolve the business and execute on our strategic initiatives.

| | Performance-Based | | Time-Based |
| --- | --- | --- | --- |
| | PSU | SO | RSU |
| All NEOs | 50% | 20% | 30% |

The performance-based awards incentivize our Executive Officers to focus on objectives that are expected to drive sustainable shareholder value. All PSUs granted for Executive Officers will vest subject to achievement of relative total shareholder return ("TSR"), adjusted earnings per share ("EPS") growth (diluted) and return on capital employed ("ROCE") metrics, each such metric having a weighting of 33.3%. The realized value for stock option awards is based on the increase in the market value of our common stock relative to the value when the award was granted. Performance metrics are discussed in more detail in the sections below.

The RSUs and SOs awarded will vest in three equal annual installments beginning on the one-year anniversary of the date of grant, while the PSUs cliff vest on the three-year anniversary of the date of grant. Dividend equivalents will accrue in shares during the vesting period on the RSUs and PSUs for Executive Officers, but are not paid until the underlying awards vest and only on earned awards.

## Transition Period Target Award Opportunities

For the transition period, the Compensation Committee approved (in the case of Messrs. Murphy and Brundage, recommended to the Board and the Board approved) the total LTI target opportunities and awards for our NEOs as shown in the table below.

| Name | Annualized Target LTI | Target TP LTI[1] | Target PSUs Awarded | RSUs Awarded | Stock Options Awarded |
| --- | --- | --- | --- | --- | --- |
| Kevin Murphy | $10,750,000 | $4,479,167 | 9,530 | 5,718 | 11,698 |
| Bill Brundage | $3,100,000 | $1,291,667 | 2,748 | 1,648 | 3,373 |
| Bo Camposano | $1,500,000 | $625,000 | 1,329 | 797 | 1,632 |
| Jake Schlicher | $1,750,000 | $729,167 | 1,551 | 930 | 1,904 |
| Bill Thees | $1,750,000 | $729,167 | 1,551 | 930 | 1,904 |

[1] Represents a 5/12ths pro-ration on annualized target LTI due to the five-month duration of the transition period.

## Transition Period PSU Awards Performance Metrics and Weightings

For the transition period, we reviewed the performance metrics for our PSU awards historically provided to the NEOs and determined that relative TSR, adjusted EPS growth (diluted) and ROCE continued to be appropriate performance metrics, as they closely match the shareholder value creation experience.

The metrics used for the NEO's PSU awards and their weightings for the transition period are shown below. The PSU awards vest on October 14, 2028, contingent on achievement of performance conditions and, except under certain circumstances described below in "—General Information on Share Plans," service conditions.

| Metric | Weighting | Definition | Rationale |
|---|---|---|---|
| **TSR Relative to S&P 500 Industrials** | **33.3%** | TSR Relative to S&P 500 Industrial Constituents as of July 1, 2025. | Relative TSR is a commonly used LTI measure.<br><br>Relative calibration can mitigate impact of broader stock market impact and/or sector volatility and it provides an objective measure of shareholder value creation, including that created by M&A. |
| **Adjusted EPS Growth (diluted)** | **33.3%** | Adjusted U.S. GAAP EPS – Growth over three-year performance period using the adjusted EPS growth (diluted) for the three-year period beginning July 1, 2025 and ending on June 30, 2028.<br><br>Adjusted EPS – diluted is defined as adjusted net income divided by the weighted average diluted shares outstanding. Adjusted net income is defined as income from continuing operations before amortization of acquired intangible assets (net of tax), discrete tax items and other items that are non-recurring (net of tax), as further described in the section titled "Non-GAAP Reconciliations and Supplementary Information." | Commonly used LTI measure, which is simple and transparent and has a strong line of sight. Investor orientated metric, closely aligned with shareholder interests. |
| **ROCE** | **33.3%** | Adjusted earnings before interest and taxes (Adjusted EBIT) divided by average capital employed. Adjusted EBIT is defined as operating profit excluding certain non-recurring items (non-GAAP adjustments) and including the impact of acquisition related intangible amortization. Average capital employed is defined as the sum of average net debt and average shareholders' equity and excludes discontinued operations. | Commonly used and well understood externally LTI measure, encourages strong capital discipline. |

The following table details the threshold, target and maximum achievement levels for the performance conditions relating to the PSU metric of relative TSR, when ranked against the comparator companies in the S&P 500 Industrial Constituents as of July 1, 2025:

| Performance Metric | Threshold | Target | Maximum |
|---|---|---|---|
| Percent of Target | 50% | 100% | 200% |
| Relative Total Shareholder Return[1] | 25th %ile | 55th %ile | Upper Quartile |

[1] Straight line interpolation between threshold and maximum.

Actual goals for the Adjusted EPS growth (diluted) and ROCE metrics will be disclosed when the performance period is completed.

## Transition Period RSU and SO awards under the Omnibus Plan

Transition Period RSU and SO awards granted under the Omnibus Plan will vest in three equal annual installments beginning on October 14, 2026, the one-year anniversary of the date of grant, subject to continued service except under certain circumstances described below in "—General Information on Share Plans."

## Vesting of Previously Granted Awards

As previously disclosed in our 2025 Notice of Meeting and Proxy Statement filed with the SEC on October 15, 2025, our fiscal 2023 performance-based LTI awards to our NEOs (for which the three-year performance period ended July 31, 2025) were earned based on the Compensation Committee's determination of performance and equitable achievement for that period. Certain time-based vestings with respect to these LTI awards occurred during the transition period. Such LTI awards vested with respect to their time-based requirements and were settled on October 13, 2025. No additional performance-based LTI awards vested during the transition period other than as previously disclosed in our 2025 Notice of Meeting and Proxy Statement.

# General Information on Share Plans

In connection with our transition to U.S. domestic reporting status and becoming subject to U.S. domestic reporting requirements beginning August 1, 2023, we adopted the Omnibus Plan, in part, to ensure that we have an equity plan that aligns with U.S. market practices. Following the approval by Ferguson shareholders of the Omnibus Plan at the 2023 annual general meeting held on November 28, 2023, Ferguson no longer grants awards under The Ferguson Enterprises Inc. Long-Term Incentive Plan 2019 ("LTIP"), The Ferguson Enterprises Inc. Performance Ordinary Share Plan 2019 ("POSP") or The Ferguson Enterprises Inc. Ordinary Share Plan 2019 ("OSP") (LTIP, POSP and OSP, collectively, the "Legacy Share Plans", and the Legacy Share Plans, Omnibus Plan and Employee Share Purchase Program ("ESPP"), collectively, the "Company Employee Share Plans"). No awards have been issued under the Legacy Share Plans since October 2023 (fiscal 2024); however, our Executive Officers, including our NEOs, continue to hold outstanding awards under the Legacy Share Plans, as detailed below under "—Outstanding Equity Awards at End of Transition Period." Our Legacy Share Plans are generally aligned with U.K. market practice, while the Omnibus Plan and ESPP are generally aligned with U.S. market practice.

The following is a summary of the main provisions of the Company Employee Share Plans that our NEOs participate in that have been adopted by the Company.

## Timing of Grants

Awards under the Company Employee Share Plans are normally granted after the announcement of the Company's results for any period, although they may be granted at other times if the Compensation Committee considers that there are exceptional circumstances justifying a grant.

## Variations of Share Capital

Awards under the Company Employee Share Plans may be adjusted if there is a variation in the Company's share capital (including a rights issue or any subdivision or consolidation of the share capital) or in the event of a demerger, payment of a special dividend or similar event that materially affects the market price of the shares of common stock.

## Amendments; Termination or Suspension

The Board or, where appropriate, the Compensation Committee, may amend the Company Employee Share Plans, provided that the prior approval of Company shareholders is obtained for any material amendments to the extent necessary to comply with applicable law or exchange listing standards. The Company Employee Share Plans may be terminated or suspended at any time, but any termination will not affect participants' subsisting rights.

## Other Provisions

Options and awards granted under the Company Employee Share Plans are personal to the participant and may not be transferred except on death, and such options and awards are not pensionable.

## Long Term Incentive Plan (LTIP) 2019

All associates of Ferguson, including our Executive Officers, were eligible to participate in the LTIP at the discretion of the Compensation Committee. As of the adoption of the Omnibus Plan, we do not intend to grant additional awards under the LTIP to such eligible participants. Awards under the LTIP entitle participants to acquire shares of common stock to the extent that specified performance targets have been satisfied over a three-year performance period. Dividend equivalents accrue either in cash or shares during the vesting period but are not paid until the underlying awards vest. Messrs. Murphy and Brundage hold conditional awards under the LTIP.

Outstanding LTIP awards will vest on the third anniversary of the date of grant, to the extent that the performance condition has been satisfied, conditional on the participant remaining in employment (except in certain specified circumstances). Where it is impractical for legal or regulatory reasons to deliver shares of common stock following the vesting of an award, the Company may pay, or procure the payment of, an equivalent cash amount, subject to all necessary deductions.

Awards will normally be forfeited if a participant leaves employment. However, if the employment ends by reason of injury, ill health, disability, redundancy, retirement, the sale of a participant's employing company or the business in which he or she works or any other reason at the discretion of the Compensation Committee, awards will vest on the original vesting date to the extent the performance condition has been met at such date, unless the Compensation Committee determines that it should vest on the date of cessation to the extent that the performance condition has been met at such date. In the case of death, an award will vest immediately to the extent the performance condition has been met at such date. Vested awards will be subject to time prorating, unless the Compensation Committee determines otherwise.

In the event of a change in control, any outstanding awards held by Executive Officers that are not assumed by the acquiring entity will automatically vest pursuant to the terms of the Company's Change in Control Policy based on achievement of the applicable performance conditions as reasonably determined by the Company in good faith based on performance forecasts available as of the effective date of the change in control. In the event such performance forecast results in achievement below the target level of performance, a pro-rated portion of the award below the target level of performance will be forfeited and settled in a cash payment equal to the difference between (a) the pre-tax cash value of such award at target level of performance, less (b) the pre-tax cash value of such award computed using the performance forecasts available as of the effective date of the Change in Control. Awards granted in the form of an option will be automatically exercised provided that any exercise price payable by the participant on exercise is no more than the offer price or consideration.

## Performance Ordinary Share Plan (POSP) 2019

All associates of the Company, other than our Executive Directors, were eligible to participate in the POSP at the discretion of the Compensation Committee. As of the adoption of the Omnibus Plan, we do not intend to grant additional awards under the POSP to such eligible participants. Outstanding awards under the POSP represent the right to earn shares of common stock. Each of our eligible NEOs hold outstanding conditional awards under the POSP.

The Compensation Committee determined the vesting date of outstanding POSP awards, which is generally not (unless the Compensation Committee determines otherwise) earlier than the third anniversary of the date of grant. Vesting is subject to the satisfaction of performance conditions set by the Compensation Committee. Dividends do not accrue during the vesting period. Where it is impractical for legal or regulatory reasons to deliver shares of common stock following the vesting of an award, the Company may pay, or procure the payment of, an equivalent cash amount, subject to all necessary deductions.

Awards will normally be forfeited if a participant leaves employment. However, if the employment ends by reason of injury, ill health, disability, redundancy, retirement, the sale of a participant's employing company or the business in which he or she works or any other reason at the discretion of the Compensation Committee, awards will vest pro rata on the original vesting date to the extent the performance condition has been met at such date, unless the Compensation Committee determines that it should vest pro rata on the date of cessation to the extent that the performance condition has been met at such date. In the case of death, an award will vest immediately to the extent the performance condition has been met at such date.

In the event of a change in control, any outstanding awards held by Executive Officers that are not assumed by the acquiring entity will automatically vest pursuant to the terms of the Company's Change in Control Policy based on achievement of the applicable performance conditions as reasonably determined by the Company in good faith based on performance forecasts available as of the effective date of the change in control. In the event such performance forecast results in achievement below the target level of performance, a pro-rated portion of the award below the target level of performance will be forfeited and settled in a cash payment equal to the difference between (a) the pre-tax cash value of such award at target level of performance, less (b) the pre-tax cash value of such award computed using the performance forecasts available as of the effective date of the change in control. Awards granted in the form of an option will be automatically exercised provided that any exercise price payable by the participant on exercise is no more than the offer price or consideration.

## Ordinary Share Plan (OSP) 2019

All associates of the Company, other than our Executive Directors, were eligible to participate in the OSP at the discretion of the Compensation Committee. As of the adoption of the Omnibus Plan, we do not intend to grant additional awards under the OSP to such eligible participants. Outstanding awards under the OSP represent the right to earn shares of common stock. Each of our eligible NEOs hold outstanding conditional awards under the OSP.

In respect of any financial year, the maximum total market value of shares of common stock over which an award is granted to a participant does not exceed 100% of the participant's salary (subject to the discretion of the Compensation Committee to determine otherwise). Awards granted under the OSP vest over a period of time. The Compensation Committee determined the vesting date of all outstanding OSP awards, which is not (unless the Compensation Committee determines otherwise) earlier than the third anniversary of the date of grant. Dividends do not accrue during the vesting period. Where it is impractical for legal or regulatory reasons to deliver shares of common stock following the vesting of an award, the Company may pay, or procure the payment of, an equivalent cash amount, subject to all necessary deductions.

Awards will normally be forfeited if a participant leaves employment. However, if the employment ends by reason of redundancy, death, injury or disability, retirement, the sale of a participant's employing company or the business in which he or she works or any other reason at the discretion of the Compensation Committee, awards will vest pro rata on the date of cessation.

In the event of a change in control, any outstanding awards held by Executive Officers that are not assumed by the acquiring entity will automatically vest pursuant to the terms of the Company's Change in Control Policy and awards granted in the form of an option will be automatically exercised provided that any exercise price payable by the participant on exercise is no more than the offer price or consideration.

## Omnibus Equity Incentive Plan (Omnibus Plan) 2023

The Omnibus Plan provides for the issuance of up to 6,750,000 shares of common stock, subject to the share recycling and adjustment provisions as provided under the Omnibus Plan. The purpose of the Omnibus Plan is to attract, retain and motivate qualified persons as associates, directors and consultants of Ferguson and its affiliates. The Omnibus Plan also provides a means through which such persons can acquire and maintain share ownership or awards, the value of which is tied to the performance of Ferguson, thereby aligning their interests with Company objectives and shareholder value. The Omnibus Plan provides for potential grants of the following awards to associates, Non-Employee Directors and consultants of Ferguson and its affiliates: (i) incentive stock options qualified as such under U.S. federal income tax laws, (ii) stock options that do not qualify as ISOs, (iii) stock appreciation rights ("SARs"), (iv) restricted stock awards, (v) restricted stock units, (vi) performance awards, (vii) awards of vested stock, (viii) dividend equivalent rights, (ix) other stock-based or cash awards; and (x) substitute awards ((i) – (x) collectively, "Awards"). The Ferguson Board has appointed the Compensation Committee as the committee that will administer the Omnibus Plan (the "Committee"). Unless otherwise limited by the Omnibus Plan or applicable law, the Committee has broad discretion to administer the Omnibus Plan, interpret its provisions and adopt policies for implementing the Omnibus Plan. This discretion includes the power to determine when and to whom Awards will be granted; decide how many Awards will be granted (measured in cash, common stock or as otherwise delegated); prescribe and interpret the terms and provisions of each Award agreement (the terms of which may vary); delegate duties under the Omnibus Plan; terminate, modify or amend the Omnibus Plan; and execute all other responsibilities permitted or required under the Omnibus Plan.

Unless otherwise provided in the Change in Control Policy, an Award agreement or any applicable service agreement, change in control agreement, or similar agreement, the Committee has the discretion to make any of the following adjustments to Awards upon a change in control: (i) the assumption or substitution of outstanding Awards, (ii) the purchase of any outstanding awards in cash based on the applicable change in control price, (iii) the ability for participants to exercise any outstanding stock options, SARs or other stock-based awards upon the change in control (and if not exercised, such Awards will be terminated), (iv) the acceleration of vesting or exercisability of outstanding Awards if, within 24 months following the consummation of a change in control, a participant's service is terminated by Ferguson for a reason other than for Cause or by the participant for Good Reason, as applicable (each capitalized term, as defined in the Omnibus Plan), with performance awards vesting at target level of performance if such termination occurs prior to the end of the applicable performance period; and/or (v) the acceleration of vesting or exercisability of outstanding Awards.

The Board or the Committee may amend or terminate any Award or Award agreement or amend or terminate the Omnibus Plan at any time; however, shareholder approval will be required for any amendment to the extent necessary to comply with applicable law or exchange listing standards. The Committee does not have the authority, without the approval of shareholders, to amend any outstanding option or SAR to reduce its exercise price per share or take any other action that would be considered a repricing under the applicable exchange listing standards. Without the consent of an affected participant, no action by the Committee or the Ferguson Board to amend or terminate any Award, Award agreement or the Omnibus Plan, as applicable, may materially and adversely affect the rights of such participant under any previously granted and outstanding Award.

# Non-Qualified Deferred Compensation Arrangements

FEL sponsors a non-qualified deferred compensation plan to help attract and retain U.S.-based executives and certain other senior associates: the Ferguson Enterprises, LLC Executive Retirement Plan III ("FERP III"). Each of the NEOs is a participant in this Plan. There are three different components under the FERP III: executive deferrals with a company match, standard annual Company contributions under the Supplemental Executive Retirement Plan ("SERP") and additional discretionary Company contributions under the SERP.

## Executive Deferrals

The FERP III allows executives to elect to defer receipt of up to 80% of their base salary and/or 80% of their annual cash bonus. The deferred amounts are credited to the executives' FERP III accounts. These accounts are managed by the executives and the investment options are similar to our 401(k) plan investments.

Each year, FEL will credit a participant's account with a matching contribution equal to 50% of the participant's deferrals for the FERP III year; provided that the maximum matching contribution will not exceed 2.5% of the participant's qualified plan compensation. Matching contributions are credited to participant accounts on the last day of the pay period of each month and are vested immediately.

## Company Contributions – Supplemental Executive Retirement Plan (SERP)

We sponsor a restoration plan because we recognize that executives may not be eligible to fully participate in the Company's qualified 401(k) plan. FEL will make a contribution under the SERP equal to 3.5% of the executive's compensation above certain qualified limits specified in the plan. This contribution is generally made annually each January.

The FEL board of directors may also declare an additional SERP discretionary contribution amount to be credited each year. In the transition period, a 9% contribution for fiscal 2025 was made to all U.S.-based Vice Presidents and above, including Executive Officers. This contribution was calculated and deposited to participant accounts in October 2025.

The FERP III executive deferrals and company matching contributions are 100% vested at time of deferral. The Company SERP contributions vest based on the following schedule:

| Years of Service | Vesting |
|---|---|
| <4 Years | 0% |
| 4-8 Years of Service | 25% |
| 8-12 Years of Service | 50% |
| 12-15 Years of Service | 75% |
| 15+ Years of Service or Age 55 with Any Years of Service | 100% |

Amounts deferred under the FERP III and SERP contributions are credited to notional accounts with investment options that generally mirror our 401(k) qualified plan. While we are not required to fund this plan, we have established an irrevocable rabbi trust to invest funds generally equal to all deferred amounts. The assets in the rabbi trust generally include cash and certain FEL owned insurance policies designed for this purpose. These assets, although not required by the plan, are segregated to pay benefits to the participants. In the event of bankruptcy or liquidation, these assets will be subject to forfeiture.

### Legacy Deferred Compensation Plans

The Ferguson Enterprises, LLC Executive Retirement Plan I ("FERP I") and Ferguson Enterprises, LLC Executive Retirement Plan II ("FERP II") are closed plans. FERP I was a pre-Internal Revenue Code 409A ("IRC 409A") plan and was replaced by FERP II for compliance with the IRC 409A regulations on January 1, 2005. FERP II was replaced by FERP III on January 1, 2016. Messrs. Murphy, Brundage, Camposano, Schlicher and Thees participated in FERP I and FERP II. Contributions under these plans are included in aggregate account balances for Messrs. Murphy, Brundage, Camposano, Schlicher and Thees shown in the Transition Period Non-Qualified Deferred Compensation table. No new contributions are being made under these legacy plans.

## Other Executive Benefits and Perquisites

Our NEOs are eligible to participate in the Ferguson sponsored benefit plans on the same basis as our other associates. We also provide our NEOs and other executives with other benefits and perquisites as follows:

- executive life insurance;
- long-term disability coverage;
- long-term care insurance (grandfathered benefit for certain executives);
- car or car allowance and fuel card;
- executive physical;
- spousal travel; and
- professional tax and financial planning.

The Compensation Committee has approved an executive aircraft personal use program for the CEO and CFO (both Executive Directors). The program includes annual limits of 30 hours for the CEO and 20 hours for the CFO. These transportation benefits are intended to benefit the Company and our shareholders by providing increased efficiencies, enabling more productive use of our CEO's and CFO's time and better ensuring the safety of our CEO and CFO. The CEO and CFO are taxed on the imputed income attributable to their personal use of the aircraft and do not receive tax assistance from the Company with respect to these amounts.

The Compensation Committee continues to monitor the effectiveness of these benefits to ensure they continue to help attract and retain executives by providing competitive benefits.

## Employment Agreements

Messrs. Murphy, Brundage, Camposano, Schlicher and Thees and the other Executive Officers entered into employment agreements (with respect to the NEOs and as amended from time to time, the "Executive Employment Agreements") with FEL, the terms of which are described below.

Pursuant to the Executive Employment Agreements, each NEO is entitled to receive an annual base salary and a discretionary annual bonus. The NEOs are eligible to participate in the benefit programs offered to senior executives (including short- and long-term disability, healthcare coverage and paid holidays) and the FERP III, SERP and 401(k) retirement savings plans, and any life insurance program offered to senior executives, as well as the Executive Physical Plan. The NEOs are also entitled to a car allowance or use of a company car in accordance with Company policy. The NEOs are eligible to receive grants of shares and/or options under the Company Employee Share Plans as described in the "—Long-Term Equity-Based Incentive Program" section above.

The Executive Employment Agreements are not for a fixed term, although each agreement is subject to immediate termination in the event of the applicable Executive Officer's termination for Cause or resignation for Good Reason. The NEOs are permitted to terminate the applicable Executive Employment Agreement at any time for Good Reason or by providing 12 months' prior written notice for Messrs. Murphy and Brundage and 6 months for Messrs. Camposano, Schlicher and Thees, in each case, without Good Reason. In the event of the NEO's resignation without Good Reason, the Company may elect to provide notice leave in lieu of allowing the NEO to perform services during the notice period. In the event of a termination of employment due to death, the NEOs' estates are entitled to receive a pro-rata bonus for the year of termination based on then-current projected Company performance to date for the number of days that the NEO was employed during the fiscal year (the "Pro-Rata Bonus"). In the event of a termination without Cause or resignation for Good Reason, subject to the Executive Officer's timely execution of a general release of claims, the NEOs are entitled to receive their respective annual base salary (i.e., 12 months) in effect at the time of the notice of termination plus the Pro-Rata Bonus, and a lump sum cash payment for the cost of COBRA continuation coverage premiums for the Executive Officer and their dependents under the Company's medical benefit plans for 12 months following termination. In the event of a change in control, the NEOs may also be eligible for the benefits and protections set forth in the Company's Change in Control Policy, as may be in effect from time to time. The NEOs are also bound by certain confidentiality, intellectual property and non-disparagement obligations, as well as non-competition, non-interference, non-hire and non-solicitation restrictions during employment and for 12 months following termination.

For purposes of the Executive Employment Agreements, "Cause" is defined as an event that the Executive Officer: (a) commits or is guilty of any gross misconduct, gross incompetence or any willful neglect in the discharge of Executive Officer's duties; (b) commits or continues (after warning) any material breach of the Executive Officer's employment agreement that amount to gross misconduct, gross incompetence or willful neglect in the discharge of Executive Officer's duties; (c) fails to perform adequately the duties assigned to Executive Officer in the good faith opinion of the Chair of the Board for the Chief Executive Officer or the Chief Executive Officer for the other Executive Officers; provided that the Chair of the Board or Chief Executive Officer, as applicable, has provided notice to the Executive Officer of such failure and an opportunity to cure such failure within 30 day of such notice if such failure is realistically capable of being cured within 30 days; (d) willfully fails to comply with any valid and legal directive of the Board; (e) materially violates the Company's written policies and/or Code of Conduct, including but not limited to, violations related to discrimination, harassment, performance of illegal or unethical activities, and ethical misconduct; (f) engages in any material act or acts of fraud, dishonesty, illegal behavior or other conduct tending to bring the Executive Officer or the Company into disrepute; (g) commits any act of bankruptcy or takes advantage of any statute for the time being in force offering relief for insolvent debtors; or (h) is indicted for, convicted of or pleads guilty or nolo contendere to any felony offense or other crime involving dishonesty, fraud or moral turpitude.

For purposes of the Executive Employment Agreements, "Good Reason" is defined as the occurrence of one or more of the following, which is not cured within 30 days of written notice thereof and which is asserted within 90 days of the occurrence thereof: (a) the assignment to the Executive Officer of any duties inconsistent in any material adverse respect with Executive Officer's duties or responsibilities as contemplated by Section 2 and 4 of the Executive Employment Agreement; (b) any reduction in Executive Officer's Base Salary; (c) any other action by the Company that results in material diminishment in Executive Officer's duties or responsibilities; provided that any change in the number of positions reporting to the Executive Officer as a result of a reduction in force shall not constitute "Good Reason"; (d) the Company's failure to comply with any material provisions of the Executive Employment Agreement (e) any purported termination of the Executive Officer's employment by the Company other than as permitted by the Executive Employment Agreement; or (f) a change in the Executive Officer's reporting relationship that is not mutually agreed upon by the parties. Additionally, the Executive Employments Agreement for Messrs. Murphy and Brundage provide that if the Executive Officer is not nominated for re-election or is not re-elected to the Board, such event shall be deemed to be "Good Reason".

# Management of Compensation Related Risks

## Compensation Risk Assessment

Company management engaged a third-party to complete a review of the Company's compensation plans and practices to evaluate whether they create risks that are reasonably likely to have a material adverse effect on the Company. The assessment of our compensations plans and programs was reviewed by the Compensation Committee in September 2025. Based on the assessment, the Compensation Committee has concluded that the Company's compensation policies and practices do not create incentives to take risks that are reasonably likely to have a material adverse effect on the Company.

# Oversight Policies

## Insider Trading Policy, Anti-Hedging and Anti-Pledging

The Compensation Committee has always supported transparent governance and compliance practices and the protection of shareholders' interests. To strengthen the Company's practices in these areas, the Company has controls over transactions in the Company's securities. The Company has adopted an insider trading policy (the "Insider Trading Policy") governing the purchase, sale or any other disposition of our securities by directors, officers or other employees of the Company, as well as their family members, including those who live with them and those whose are not in the same household but whose transactions are subject to their influence or control, and any trusts, estates or entities over which they exercise control or influence. The Insider Trading Policy is designed to promote compliance with insider trading laws, rules and regulations and listing standards applicable to the Company.

Among other things, the Insider Trading Policy prohibits trading in the Company's securities if a director, officer or other employee is aware of material non-public information (except for transactions pursuant to a written plan that has been adopted in compliance with Rule 10b5-1 under the Exchange Act and pre-cleared with the Company). The Insider Trading Policy also prohibits the purchase of financial instruments that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any securities of the Company, including prepaid variable forward contracts, equity swaps, collars or units of exchangeable funds. In addition, no director, officer or other employee of the Company may, at any time, purchase Company securities on a margin or otherwise pledge Company securities as collateral for a loan. The Insider Trading Policy further restricts certain individuals, including directors and officers, from short-term trading (e.g. selling securities within six months of purchase (or vice versa)), short sales, transactions in put options, call options or other derivative securities and the purchase of financial instruments. The Insider Trading Policy also contains provisions to aid compliance with applicable securities laws in the United Kingdom, including the assimilated version of the EU Market Abuse Regulation as it applies in the United Kingdom. The Company also has established procedures that govern the purchase, sale and/or other dispositions of its securities by the Company.

The Insider Trading Policy is filed as an exhibit to the Company's Transition Report.

## Equity Grant Practices

As part of its continued monitoring of and response to trends and developments with respect to equity award grant practices, the Company maintains Equity Grant Guidelines ("EGGs"). The EGGs describe the Company's delegated authority to grant equity awards, codify pre-existing equity award practices and establish standardized schedules for granting equity awards. Under the EGGs, annual equity awards, including the Company's annual stock option, RSU and PSU awards, will have a grant date during the open trading window period within the first fiscal quarter of each fiscal year, and any interim equity grants, such as grants made to new hires, promoted associates, and, in some circumstances, for retention purposes, will generally be granted during an open trading window period occurring in the second and third quarters of each fiscal year. The Company's objective in adopting the EGGs was to establish standard, predetermined practices to avoid any actual or perceived market timing of equity awards and to ensure the Company maintains appropriate policies and practices with respect to equity award grants.

During the transition period, the Compensation Committee did not consider material non-public information when determining the timing or terms of equity awards, and the Company did not time the disclosure of material non-public information for the purpose of affecting the value of any executive compensation awarded during the year. The Compensation Committee did not grant stock options to any NEO in the transition period during the period beginning four business days before and ending one business day after the filing or furnishing of a Form 10-K, Form 10-Q or Form 8-K that discloses material non-public information.

## Clawback Policy

The Company has adopted an Executive Compensation Clawback Policy (the "Policy") that allows the Company to recoup select compensation from our current and former Executive Officers under certain circumstances. The Policy requires the recoupment of incentive-based compensation (Bonus and equity awards) in compliance with the Exchange Act, the rules promulgated thereunder by the SEC and the NYSE listing standards. The Policy also provides the Compensation Committee with discretion to recoup all equity compensation (performance-based and time-based equity awards) for certain misconduct and a material financial misstatement of the Company's audited financial accounts pursuant to the terms of the Policy. The Policy is filed as an exhibit to the Company's Transition Report and is available on the Corporate Governance page of the Investors tab of our website at corporate.ferguson.com under Governance Documents.

## Stock Ownership Guidelines for Executive Officers

The Compensation Committee strongly believes that our Executive Officers should own appropriate amounts of shares of common stock to align their interests with those of the Company's shareholders. Executive Officers can acquire shares of common stock through long-term equity-based incentive awards and participation in the ESPP.

The Compensation Committee has adopted the following share ownership guidelines for our Executive Officers:

| Role | Target Multiples (multiple of gross annual base salary) |
| --- | --- |
| **Chief Executive Officer** | 6.0x |
| **Chief Financial Officer** | 3.0x |
| **Other Named Executive Officers** | 3.0x |
| **Other Executive Officers** | 2.0x |

The Compensation Committee annually reviews compliance with the share ownership guidelines. Shares are counted towards ownership as follows:

- shares beneficially held directly or indirectly by the Executive Officer and any person closely associated (as set out in the Company's Insider Trading Policy) with the Executive Officer; and

- shares equal to the number of unvested time-based equity awards granted to the Executive Officer, which do not have a performance condition attached, on an assumed net of tax basis.

Vested but unexercised option awards and unvested awards with performance conditions attached to them will not count towards ownership.

Under our share ownership guidelines, each Executive Officer is expected to meet the relevant Target Multiples set forth in the table above no more than five years from the date that he or she first becomes subject to such target. Where there is a change in the Executive Officer's share ownership guidelines (e.g., they become a NEO), they have an additional two years to achieve the increased ownership target.

If an Executive Officer has not achieved her or his target by the end of the time period for compliance set out above, the Executive Officer should continue to retain all future awards (on a net of tax basis) until compliance is achieved, subject always to the discretion of the Compensation Committee, taking into account any relevant circumstances.

All of our current NEOs have met or are on track to meet the share ownership guidelines.

# Severance and Change in Control Arrangements

## Change in Control Policy

The Company has adopted a Change in Control Policy. Our NEOs and certain individuals designated by the Board as "Executive Officers" are eligible to participate in the Change in Control Policy. Pursuant to the Change in Control Policy, participants may be entitled to receive the following additional separation benefits upon an involuntary termination of employment in connection with a change in control or within the 24 months following the effective date of a change in control: (i) accelerated vesting of the unvested portion of any stock options, stock awards, restricted shares or performance shares (with performance-based awards vesting based on achievement of performance conditions as reasonably determined by the Company in good faith based on performance forecasts available as of the termination date), (ii) a lump sum cash payment equal to the sum of (x) the participant's target annual bonus for the year of termination, prorated based on the number of days during the performance period that such participant was employed, divided by 365 days, and (y) three times (for the CEO) and two times (for all other participants) the sum of the participant's base salary and target annual bonus for the year in which the termination date occurs (or, if no target has been set as of the termination date, the target annual cash incentive amount for the prior year), in each case, subject to the participant's timely execution and non-revocation of a general release of claims in favor of the Company and continued compliance with all restrictive covenant obligations.

Additionally, if the acquiring entity does not assume the Company's existing share plans following the change in control, then the remaining unvested portion of any stock options, stock awards, restricted shares, or performance shares held by the participants will accelerate and vest (without any proration for time) immediately prior to the effective date of the change in control (with performance-based awards vesting based on achievement of performance conditions as reasonably determined by the Company in good faith based on performance forecasts available as of the effective date of the change in control). In the event of a participant's death after becoming eligible for separation benefits pursuant to the Change in Control Policy and executing a general release of claims in favor of the Company, the separation benefits for which such participant is eligible under the Change in Control Policy will be paid to the participant's estate. In the event of a participant's death after becoming eligible for separation benefits pursuant to the Change in Control Policy but before such participant has executed a general release of claims in favor of the Company, no separation benefits for which such participant would have otherwise been eligible will be paid to the participant's estate unless the participant's estate executes a comparable release for and on behalf of the participant's estate.

## U.S. Federal Income Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") limits the Company to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain Executive Officers in a taxable year. The Company does not provide for excise tax gross-ups to our Executive Officers and do not expect to do so in the future. We intend to operate our existing compensation arrangements that are covered by Section 409A of the Code in accordance with the applicable rules thereunder, and we will continue to review and amend our compensation arrangements where necessary to comply with Section 409A of the Code.

## Accounting for Stock-Based Compensation

We follow the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718 ("ASC 718") for our equity-based compensation awards. ASC 718 requires companies to calculate the grant date "fair value" of their equity-based awards using a variety of assumptions. ASC 718 also requires companies to recognize the compensation cost of their equity-based awards in their income statements over the period that an employee is required to render service in exchange for the award. Future grants of stock options, restricted stock, restricted stock units and other equity-based awards under our equity incentive award plans will be accounted for under ASC 718. We anticipate that the Compensation Committee will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

# Transition Period Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of our NEOs for the fiscal years ended July 31, 2023, July 31, 2024, July 31, 2025 and the five-month transition period (August 1, 2025 to December 31, 2025).

| Name | Fiscal Year | Salary ($)[1] | Bonus ($) | Stock Awards ($)[2][3] | Option Awards ($) | Non-Equity Incentive Plan Compensation ($)[4] | Change in Pension Value and Non-Qualified Deferred Compensation Earnings[5] ($) | All Other Compensation ($)[6] | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| **Kevin Murphy** President & Chief Executive Officer and Director | TP | 637,500 | — | 4,113,993 | 895,833 | 1,587,120 | — | 426,023 | 7,660,469 |
| | 2025 | 1,457,346 | — | 7,808,186 | 1,927,640 | 2,632,818 | — | 311,503 | 14,137,493 |
| | 2024 | 1,237,059 | — | 5,121,132 | — | 2,442,802 | — | 251,723 | 9,052,716 |
| | 2023 | 1,194,278 | — | 2,520,730 | — | 1,457,800 | — | 267,963 | 5,440,771 |
| **Bill Brundage** Chief Financial Officer and Director | TP | 368,684 | — | 1,186,088 | 258,304 | 631,039 | — | 220,898 | 2,665,013 |
| | 2025 | 819,299 | — | 2,339,775 | 577,589 | 925,083 | — | 192,840 | 4,854,586 |
| | 2024 | 735,006 | — | 2,119,936 | — | 927,574 | — | 189,213 | 3,971,729 |
| | 2023 | 690,839 | — | 939,465 | — | 608,922 | — | 189,399 | 2,428,621 |
| **Bo Camposano** Senior Vice President — Waterworks | TP | 248,040 | — | 573,618 | 124,979 | 463,091 | — | 113,677 | 1,523,405 |
| **Jake Schlicher** Chief Strategy Officer | TP | 274,667 | — | 669,405 | 145,808 | 427,382 | — | 120,263 | 1,637,525 |
| **Bill Thees** Chief Operating Officer | TP | 315,792 | — | 669,405 | 145,808 | 491,372 | — | 128,428 | 1,750,805 |
| | 2025 | 685,446 | — | 1,007,597 | 248,800 | 542,900 | — | 219,957 | 2,704,700 |
| | 2024 | 639,860 | — | 1,105,910 | — | 491,278 | — | 232,714 | 2,469,762 |
| | 2023 | 620,000 | — | 912,347 | — | 466,283 | — | 222,470 | 2,221,100 |

[1] The salary received during the fiscal period reflects the actual earnings attributed to base salary during such period and may differ from an NEO's annual or annualized base salary due to changes that typically become effective after the relevant fiscal period has already begun, as discussed under the section titled "—Elements of Our Compensation Program—Base Salaries".

[2] The amounts in this column reflect the aggregate grant date fair value, calculated in accordance with FASB ASC Topic 718 and using the assumptions discussed in Note 15, "Share-based compensation", to our consolidated financial statements contained in our Transition Report of the RSU, SO and PSU awards granted in the transition period, as described under the section titled "—Elements of Our Compensation Program—Long-Term Equity-Based Incentive Program."

[3] The grant date fair value of all PSUs awarded under the Omnibus Plan shown in the table are calculated based on Target performance achievement. The PSU awards at Maximum performance achievement earned at the end of the three-year performance period, would be Mr. Murphy ($5,478,542), Mr. Brundage ($1,579,752), Mr. Camposano ($764,007), Mr. Schlicher ($891,628) and Mr. Thees ($891,628).

[4] The amounts in this column reflect the short-term incentive awards for each fiscal period, which were paid out in March 2026 for transition period awards, based on performance achievement described in more detail under the section titled "—Elements of Our Compensation Program—Short-Term Incentive Award Program".

[5] None of our NEOs recognized above market or preferential earnings on amounts deferred under non-qualified deferred compensation plans.

FERGUSON

(6) Amounts reported under All Other Compensation for the five-month transition period includes:

| All Other Compensation ($) | Kevin Murphy | Bill Brundage | Bo Camposano | Jake Schlicher | Bill Thees |
|---|---|---|---|---|---|
| Annual value of leased vehicles or the cash vehicle allowance and fuel | 16,713 | 16,222 | 9,650 | 11,949 | 10,204 |
| Company Matching 401(k) Contributions | — | — | 784 | — | — |
| FERP III matching contributions | — | — | 560 | — | 496 |
| SERP (Discretionary) | 368,115 | 156,994 | 99,636 | 101,934 | 110,551 |
| Executive long-term disability | 3,087 | 2,611 | 3,047 | 2,956 | 3,312 |
| Long Term Care | 1,403 | 1,146 | — | 1,468 | 1,449 |
| U.K. Tax Return | — | 370 | — | — | — |
| Personal Use of Company Aircraft | 34,404 | 42,903 | — | — | — |
| Professional Tax and Financial Planning | 2,301 | 652 | — | 1,956 | 2,416 |

# Transition Period Grants of Plan-Based Awards

The following table sets forth certain information regarding plan-based awards granted to our NEOs during the five-month transition period (August 1, 2025 to December 31, 2025).

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[2] | | | All Other Stock Awards: # of Shares of Stock Units (#)[3] | All Other Option Awards: # of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/sh)[4] | Grant Date Fair Value of Stock and Option Awards ($)[5] |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | | | | |
| **Kevin Murphy** | | | | | | | | | | | |
| SOs | 10/14/2025 | — | — | — | — | — | — | — | 11,698 | 235.00 | 895,833 |
| RSUs | 10/14/2025 | — | — | — | — | — | — | 5,718 | — | — | 1,374,722 |
| PSUs | 10/14/2025 | — | — | — | 4,765 | 9,530 | 19,060 | — | — | — | 2,739,271 |
| STI | — | 510,000 | 1,020,000 | 2,040,000 | — | — | — | — | — | — | — |
| **Bill Brundage** | | | | | | | | | | | |
| SOs | 10/14/2025 | — | — | — | — | — | — | — | 3,373 | 235.00 | 258,304 |
| RSUs | 10/14/2025 | — | — | — | — | — | — | 1,648 | — | — | 396,212 |
| PSUs | 10/14/2025 | — | — | — | 1,374 | 2,748 | 5,496 | — | — | — | 789,876 |
| STI | — | 202,776 | 405,552 | 811,105 | — | — | — | — | — | — | — |
| **Bo Camposano** | | | | | | | | | | | |
| SOs | 10/14/2025 | — | — | — | — | — | — | — | 1,632 | 235.00 | 124,979 |
| RSUs | 10/14/2025 | — | — | — | — | — | — | 797 | — | — | 191,615 |
| PSUs | 10/14/2025 | — | — | — | 665 | 1,329 | 2,658 | — | — | — | 382,003 |
| STI | — | 124,020 | 248,040 | 496,080 | — | — | — | — | — | — | — |
| **Jake Schlicher** | | | | | | | | | | | |
| Options | 10/14/2025 | — | — | — | — | — | — | — | 1,904 | 235.00 | 145,808 |
| RSUs | 10/14/2025 | — | — | — | — | — | — | 930 | — | — | 223,591 |
| PSUs | 10/14/2025 | — | — | — | 776 | 1,551 | 3,102 | — | — | — | 445,814 |
| STI | — | 137,334 | 274,667 | 549,334 | — | — | — | — | — | — | — |
| **Bill Thees** | | | | | | | | | | | |
| Options | 10/14/2025 | — | — | — | — | — | — | — | 1,904 | 235.00 | 145,808 |
| RSUs | 10/14/2025 | — | — | — | — | — | — | 930 | — | — | 223,591 |
| PSUs | 10/14/2025 | — | — | — | 776 | 1,551 | 3,102 | — | — | — | 445,814 |
| STI | — | 157,896 | 315,792 | 631,584 | — | — | — | — | — | — | — |

[1] Amounts represent awards payable under our transition period Bonus Program. See "—Elements of Our Compensation Program—Short-Term Incentive Award Program" above for a description of our Bonus Program. Actual amounts paid under our transition period Bonus Program are set forth in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

[2] Reflects the number of shares eligible to vest for the applicable level of performance for the transition period grants of performance awards made pursuant to the Omnibus Plan, the terms of which are summarized under "—Elements of Our Compensation Program—Long-Term Equity-Based Incentive Program."

[3] Reflects the transition period grants of service-based awards made pursuant to the Omnibus Plan, the terms of which are summarized under "—Elements of Our Compensation Program—Long-Term Equity-Based Incentive Program."

[4] The exercise price of the stock options is calculated using the closing price of a share of Company common stock on the NYSE on the trading day prior to the date of grant, which was $235.00. The closing price of a share of Company common stock on the option grant date was $240.42.

[5] Represents the aggregate grant date fair value of the awards pursuant to FASB ASC Topic 718 as of the grant date based on the probable outcome of the applicable performance conditions and using the assumptions discussed in Note 15, "Share-based compensation", to our consolidated financial statements contained in the Transition Report.

# Outstanding Equity Awards at the End of the Transition Period

The following table sets forth certain information with respect to outstanding equity awards of our NEOs as of December 31, 2025. The market value of the shares in the following table is the fair value of such shares as of December 31, 2025.

| Name | Grant Date | Vesting Date | Option Awards # of securities underlying unexercised options (#) exercisable | # of securities underlying unexercised options (#) unexercisable[1] | Option exercise price ($) | Option expiration date | Stock Awards # of shares or units of stock that have not vested (#) | Market value of shares or units of stock that have not vested ($)[2] | Equity incentive plan awards: # of unearned shares, units or other rights that have not vested (#) | Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)[2] |
|---|---|---|---|---|---|---|---|---|---|---|
| **Kevin Murphy** | | | | | | | | | | |
| FY24 LTIP[3] | 10/12/2023 | 10/12/2026 | — | — | — | — | — | — | 19,491 | 4,339,281 |
| FY24 PSUs[3] | 12/7/2023 | 10/12/2026 | — | — | — | — | — | — | 3,951 | 879,611 |
| FY24 RSUs[5] | 12/7/2023 | 10/12/2026 | — | — | — | — | 10,007 | 2,227,858 | — | — |
| FY25 SOs | 10/15/2024 | 10/15/2027 | 10,331 | 20,660 | 201.38 | 10/15/2034 | — | — | — | — |
| FY25 PSUs[4] | 10/15/2024 | 10/15/2027 | — | — | — | — | — | — | 49,212 | 10,956,068 |
| FY25 RSUs[6] | 10/15/2024 | 10/15/2027 | — | — | — | — | 9,844 | 2,191,570 | — | — |
| TP SOs[1] | 10/14/2025 | 10/14/2028 | — | 11,698 | 235.00 | 10/14/2035 | — | — | — | — |
| TP PSUs[4] | 10/14/2025 | 10/14/2028 | — | — | — | — | — | — | 19,060 | 4,243,328 |
| TP RSUs[6] | 10/14/2025 | 10/14/2028 | — | — | — | — | 5,718 | 1,272,998 | — | — |
| **Bill Brundage** | | | | | | | | | | |
| FY24 LTIP[3] | 10/12/2023 | 10/12/2026 | — | — | — | — | — | — | 9,759 | 2,172,646 |
| FY24 RSUs[5] | 12/7/2023 | 10/12/2026 | — | — | — | — | 4,163 | 926,809 | — | — |
| FY25 SOs | 10/15/2024 | 10/15/2027 | 3,096 | 6,190 | 201.38 | 10/15/2034 | — | — | — | — |
| FY25 PSUs[4] | 10/15/2024 | 10/15/2027 | — | — | — | — | — | — | 14,748 | 3,283,347 |
| FY25 RSUs[6] | 10/15/2024 | 10/15/2027 | — | — | — | — | 2,950 | 656,759 | — | — |
| TP SOs[1] | 10/14/2025 | 10/14/2028 | — | 3,373 | 235.00 | 10/14/2035 | — | — | — | — |
| TP PSUs[4] | 10/14/2025 | 10/14/2028 | — | — | — | — | — | — | 5,496 | 1,223,574 |
| TP RSUs[6] | 10/14/2025 | 10/14/2028 | — | — | — | — | 1,648 | 366,894 | — | — |
| **Bo Camposano** | | | | | | | | | | |
| FY24 Retention Award[7] | 4/8/2024 | 4/8/2027 | — | — | — | — | 245 | 54,544 | — | — |
| FY24 OSP[5] | 10/12/2023 | 10/12/2026 | — | — | — | — | 856 | 190,571 | — | — |
| FY24 POSP[8] | 10/12/2023 | 10/12/2026 | — | — | — | — | — | — | 1,999 | 445,037 |
| FY25 PSUs[4] | 10/15/2024 | 10/15/2027 | — | — | — | — | — | — | 3,904 | 869,148 |
| FY25 RSUs[6] | 10/15/2024 | 10/15/2027 | — | — | — | — | 557 | 124,005 | — | — |
| TP SOs[1] | 10/14/2025 | 10/14/2028 | — | 1,632 | 235.00 | 10/14/2035 | — | — | — | — |
| TP PSUs[4] | 10/14/2025 | 10/14/2028 | — | — | — | — | — | — | 2,658 | 591,751 |
| TP RSUs[6] | 10/14/2025 | 10/14/2028 | — | — | — | — | 797 | 177,436 | — | — |
| **Jake Schlicher** | | | | | | | | | | |
| FY24 OSP[5] | 10/12/2023 | 10/12/2026 | — | — | — | — | 1,876 | 417,654 | — | — |
| FY24 POSP[8] | 10/12/2023 | 10/12/2026 | — | — | — | — | — | — | 4,379 | 974,897 |
| FY25 SOs[1] | 10/15/2024 | 10/15/2027 | 1,192 | 2,384 | 201.38 | 10/15/2034 | — | — | — | — |
| FY25 PSUs[4] | 10/15/2024 | 10/15/2027 | — | — | — | — | — | — | 5,684 | 1,265,429 |
| FY25 RSUs[6] | 10/15/2024 | 10/15/2027 | — | — | — | — | 1,135 | 252,685 | — | — |
| TP SOs[1] | 10/14/2025 | 10/14/2028 | — | 1,904 | 235.00 | 10/14/2035 | — | — | — | — |
| TP PSUs[4] | 10/14/2025 | 10/14/2028 | — | — | — | — | — | — | 3,102 | 690,598 |
| TP RSUs[6] | 10/14/2025 | 10/14/2028 | — | — | — | — | 930 | 207,046 | — | — |

| Name | Grant Date | Vesting Date | Option Awards | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | # of securities underlying unexercised options (#) exercisable | # of securities underlying unexercised options (#) unexercisable[1] | Option exercise price ($) | Option expiration date | # of shares or units of stock that have not vested (#) | Market value of shares or units of stock that have not vested ($)[2] | Equity incentive plan awards: # of unearned shares, units or other rights that have not vested (#) | Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)[2] |
| **Bill Thees** | | | | | | | | | | |
| FY24 OSP[5] | 10/12/2023 | 10/12/2026 | — | — | — | — | 2,098 | 467,078 | — | — |
| FY24 POSP[8] | 10/12/2023 | 10/12/2026 | — | — | — | — | — | — | 4,897 | 1,090,219 |
| FY25 SOs[1] | 10/15/2024 | 10/15/2027 | 1,334 | 2,666 | 201.38 | 10/15/2034 | — | — | — | — |
| FY25 PSUs[4] | 10/15/2024 | 10/15/2027 | — | — | — | — | — | — | 6,350 | 1,413,701 |
| FY25 RSUs[6] | 10/15/2024 | 10/15/2027 | — | — | — | — | 1,270 | 282,740 | — | — |
| TP SOs[1] | 10/14/2025 | 10/14/2028 | — | 1,904 | 235.00 | 10/14/2035 | — | — | — | — |
| TP PSUs[4] | 10/14/2025 | 10/14/2028 | — | — | — | — | — | — | 3,102 | 690,598 |
| TP RSUs[6] | 10/14/2025 | 10/14/2028 | — | — | — | — | 930 | 207,046 | — | — |

[1] Stock options vest in three, equal annual installments beginning on the first anniversary of the date of grant, subject to continued employment.

[2] Based on the closing market price of Company shares on December 31, 2025 of $222.63 per share.

[3] Fiscal 2024 LTIP and PSU awards are reflected at target level of achievement and includes dividend equivalents accrued as of December 31, 2025 assuming target achievement.

[4] Fiscal 2025 and TP PSU awards are reflected at maximum level of achievement and include dividend equivalents accrued as of December 31, 2025 assuming maximum achievement.

[5] All OSP awards and fiscal 2024 RSUs vest on the three-year anniversary of the date of grant, subject to continued employment. Fiscal 2024 RSU amounts include dividend equivalents accrued as of December 31, 2025.

[6] Fiscal 2025 and TP RSUs granted after July 31, 2024 vest in three equal annual installments beginning on the first anniversary of the date of grant, subject to continued employment. Amounts include dividend equivalents accrued as of December 31, 2025.

[7] Mr. Camposano's retention award was in the form of RSUs that vest on the three-year anniversary of the date of grant, subject to continued employment.

[8] Fiscal 2024 POSP awards are reflected at target level of achievement.

# Transition Period Option Exercises and Stock Vested

The following table sets forth certain information with respect to the vesting of NEO stock awards during the five-month transition period (August 1, 2025 to December 31, 2025).

| | Stock Awards | |
|---|---|---|
| Name | Number of Shares Acquired on Vesting (#)[1] | Value Realized on Vesting ($)[2] |
|---|---|---|
| **Kevin Murphy** | 31,585 | 7,453,765 |
| **Bill Brundage** | 11,412 | 2,691,192 |
| **Bo Camposano** | 2,918 | 687,496 |
| **Jake Schlicher** | 7,136 | 1,680,572 |
| **Bill Thees** | 8,928 | 2,102,110 |

[1] The vesting of LTIP awards for Messrs. Murphy and Brundage occurred on October 13, 2025. Settlement of 26,663 and 9,938 shares in respect of these awards for Messrs. Murphy and Brundage, respectively, occurred on October 13, 2025. Messrs. Murphy's and Brundage's vested LTIP award includes 1,689 and 630 shares of dividend equivalents, respectively, that vested when the underlying LTIP award vested. The first ratable vesting of the fiscal 2025 RSUs and SOs occurred on October 15, 2025. The ratable vesting of the RSUs included 9 shares of dividend equivalents for Messrs. Schlicher and Thees, 80 for Mr. Murphy and 23 for Mr. Brundage and that vested when the underlying RSU awards vested.

[2] Amounts reflect the market value of our shares of $235.00 and $241.33 on the respective vesting dates (October 13, 2025 and October 15, 2025).

# Transition Period Non-Qualified Deferred Compensation

The following table provides information regarding non-qualified deferred compensation plan benefits for our NEOs for the five-month transition period (August 1, 2025 to December 31, 2025).

| Name | Executive Contributions in TP ($)[1] | Company Contributions in TP ($)[2][3][4] | Aggregate Earnings in TP ($)[5][6] | Aggregate Withdrawals/ Distributions in TP ($) | Aggregate Balance at TP End ($)[6] |
|---|---|---|---|---|---|
| **Kevin Murphy** | — | 368,115 | 74,408 | — | 6,021,168 |
| **Bill Brundage** | — | 156,994 | 219,854 | — | 4,139,374 |
| **Bo Camposano** | 67,308 | 100,196 | 241,016 | — | 6,066,677 |
| **Jake Schlicher** | 143,820 | 101,934 | 128,300 | — | 4,627,231 |
| **Bill Thees** | 12,632 | 111,047 | 206,372 | — | 7,210,922 |

[1] The Company's executives may elect to defer up to 80% of their base salary and/or up to 80% of their Short-Term Incentive Awards under the FERP III, as described in the section titled "—Elements of Our Compensation Program—Non-Qualified Deferred Compensation Arrangements." These amounts shown in this column reflect the deferral elections for the transition period and are included in the Transition Period Summary Compensation Table under Salary and All Other Compensation.

[2] FEL provides up to a 50% match on any deferrals under the FERP III provided that the maximum matching contribution will not exceed 2.5% of the IRC 401(a)17 qualified compensation limit ($350,000 for calendar year 2025). The amounts in this column include this FERP III matching contribution.

[3] FEL provides for restoration of the retirement plan match above the covered compensation limits by contributing 3.5% of the executive's compensation above the IRC 401(a)17 qualified plan limits ($350,000 for calendar year 2025) to the executive's FERP III account. This contribution is included in the values shown in this column.

[4] Based on business results, FEL may also declare a discretionary contribution be credited to the executive's account. During the transition period, FEL made a discretionary contribution of 9% for Vice Presidents and above which amount is included in the values shown in this column.

[5] No amount reported in this column is reported in the Transition Period Summary Compensation Table as above market or preferential earnings on amounts deferred under non-qualified deferred compensation plans.

[6] The amounts in this column reflect deferrals and contributions that have been made under the FERP I, II and III plans as well as any aggregate earnings on these amounts.

# Potential Payments Upon Termination or a Change in Control

The following table sets forth quantitative estimates of the benefits that would have accrued to each of our NEOs if their employment had been terminated without cause on December 31, 2025. Amounts below reflect potential payments pursuant to the Executive Employment Agreements for such NEOs. For additional discussion of the potential benefits and payments due in connection with a change in control, please see "—Severance and Change in Control Arrangements—Change in Control Policy" and "—Elements of Our Compensation Program—Employment Agreements" above.

| Name | Cash Severance Benefits ($) | Payment of Current Year (TP) Bonus ($) | Accelerated Vesting of Stock Awards ($)[8] | Accelerated Vesting of Option Awards ($) | Other Cash ($) | Total ($) |
|---|---|---|---|---|---|---|
| **Kevin Murphy** | | | | | | |
| Retirement[1] | — | 1,587,120 | 10,814,458 | 2,997,459 | — | 15,399,037 |
| Death[2] | — | 1,587,120 | 13,730,580 | 5,022,977 | 1,759,048 | 22,099,725 |
| Disability[3] | — | 1,587,120 | 13,730,580 | 5,022,977 | — | 20,340,677 |
| Qualifying Termination[4] | 1,550,000 | 1,020,000 | 11,763,468 | 1,383,882 | 9,048 | 15,726,398 |
| Change in Control w/out Qualifying Termination (LTI Assumed)[5] | — | — | — | — | — | — |
| Change in Control w/out Qualifying Termination (LTI Not Assumed)[6] | — | — | 31,629,145 | 5,022,977 | — | 36,652,122 |
| Change in Control with Qualifying Termination[7] | 12,090,000 | 1,020,000 | 31,629,145 | 5,022,977 | 9,048 | 49,771,170 |
| **Bill Brundage** | | | | | | |
| Retirement[1] | — | — | — | — | — | — |
| Death[2] | — | 631,039 | 4,757,727 | 1,485,688 | 3,012,269 | 9,886,723 |
| Disability[3] | — | 631,039 | 4,757,727 | 1,485,688 | — | 6,874,454 |
| Qualifying Termination[4] | 918,233 | 405,552 | 4,116,798 | 413,559 | 12,269 | 5,866,411 |
| Change in Control w/out Qualifying Termination (LTI Assumed)[5] | — | — | — | — | — | — |
| Change in Control w/out Qualifying Termination (LTI Not Assumed)[6] | — | — | 10,254,096 | 1,485,688 | — | 11,739,784 |
| Change in Control with Qualifying Termination[7] | 3,856,579 | 405,552 | 10,254,096 | 1,485,688 | 12,269 | 16,014,184 |
| **Bo Camposano** | | | | | | |
| Retirement[1] | — | — | 559,621 | — | — | 559,621 |
| Death[2] | — | 463,091 | 1,033,883 | 238,354 | 2,509,959 | 4,245,287 |
| Disability[3] | — | 463,091 | 1,033,883 | 238,354 | — | 1,735,328 |
| Qualifying Termination[4] | 617,760 | 248,040 | 959,994 | 13,242 | 9,959 | 1,848,995 |
| Change in Control w/out Qualifying Termination (LTI Assumed)[5] | — | — | — | — | — | — |
| Change in Control w/out Qualifying Termination (LTI Not Assumed)[6] | — | — | 3,264,067 | 238,354 | — | 3,502,421 |
| Change in Control with Qualifying Termination[7] | 2,471,040 | 248,040 | 3,264,067 | 238,354 | 9,959 | 6,231,460 |

| Name | Cash Severance Benefits ($) | Payment of Current Year (TP) Bonus ($) | Accelerated Vesting of Stock Awards ($)[8] | Accelerated Vesting of Option Awards ($) | Other Cash ($) | Total ($) |
|---|---|---|---|---|---|---|
| **Jake Schlicher** | | | | | | |
| Retirement[1] | — | 427,382 | 1,351,245 | 426,816 | — | 2,205,443 |
| Death[2] | — | 427,382 | 1,416,849 | 660,544 | 2,585,959 | 5,090,734 |
| Disability[3] | — | 427,382 | 1,416,849 | 660,544 | — | 2,504,775 |
| Qualifying Termination[4] | 672,000 | 274,667 | 1,155,702 | 164,185 | 9,959 | 2,276,513 |
| Change in Control w/out Qualifying Termination (LTI Assumed)[5] | — | — | — | — | — | — |
| Change in Control w/out Qualifying Termination (LTI Not Assumed)[6] | — | — | 3,769,795 | 660,544 | — | 4,430,339 |
| Change in Control with Qualifying Termination[7] | 2,688,000 | 274,667 | 3,769,795 | 660,544 | 9,959 | 7,402,965 |
| **Bill Thees** | | | | | | |
| Retirement[1] | — | 491,372 | 1,478,972 | 444,409 | — | 2,414,753 |
| Death[2] | — | 491,372 | 1,555,322 | 705,786 | 2,012,269 | 4,764,749 |
| Disability[3] | — | 491,372 | 1,555,322 | 705,786 | — | 2,752,480 |
| Qualifying Termination[4] | 786,500 | 315,792 | 1,283,429 | 181,779 | 12,269 | 2,579,769 |
| Change in Control w/out Qualifying Termination (LTI Assumed)[5] | — | — | — | — | — | — |
| Change in Control w/out Qualifying Termination (LTI Not Assumed)[6] | — | — | 4,058,329 | 705,786 | — | 4,764,115 |
| Change in Control with Qualifying Termination[7] | 3,146,000 | 315,792 | 4,058,329 | 705,786 | 12,269 | 8,238,176 |

[1] Upon retirement, our NEOs are entitled to receive a pro-rata Bonus for the year in which such retirement occurs, based on actual performance. Additionally, pursuant to the OSP, all outstanding OSP awards automatically vest with prorated vesting from and after the grant date. POSP and LTIP awards will vest on the original vesting date to the extent the performance condition has been met at such date with prorated vesting from and after the grant date, unless the Compensation Committee determines that it should vest on the date of cessation to the extent that the performance condition has been met at such date.

The fiscal 2025 RSU and SO grants automatically vest on the retirement date with prorated vesting upon the participant attaining age 55 or 25 years of service with the Company, provided six month's notice is given. The fiscal 2025 PSU grants will vest on the original vesting date to the extent the performance condition has been met at such date with prorated vesting from and after the grant date, upon the participant attaining age 55 or 25 years of service with the Company.

The transition period RSU grants vest in full on the original vesting dates upon the participant attaining the sum of (x) the participant's age and (y) the number of the participant's years of service with the Company is at least 65, provided that the participant has reached a minimum age of 55, provided six month's notice is given. The transition period SO grants automatically vest on the retirement date with prorated vesting upon the participant attaining the sum of (x) the participant's age and (y) the number of the participant's years of service with the Company is at least 65, provided that the participant has reached a minimum age of 55, provided six month's notice is given. The transition period PSU grants will vest on the original vesting date to the extent the performance condition has been met at such date with prorated vesting from and after the grant date upon the participant the sum of (x) the participant's age and (y) the number of the participant's years of service with the Company is at least 65, provided that the participant has reached a minimum age of 55, provided six month's notice is given.

[2] Pursuant to the Executive Employment Agreements, in the event of a termination of employment due to death, the NEOs are entitled to receive a pro-rata bonus for the year of termination based on then-current projected Company performance to date for the number of days that the NEO was employed during the performance period (the "Pro-Rata Bonus"). In the event of a termination of employment due to death, the NEOs' LTIP and POSP awards would vest pro-rata based on actual performance at the date of death, the OSP awards would vest pro-rata at the date of death, the PSU awards would vest pro-rata based on target performance at the date of death, the RSU and SO awards would vest in full at the date of death. In the event of a termination of employment due to death, the NEO would receive the Basic and/or Optional Life payout. Mr. Brundage, Mr. Camposano, Mr. Schlicher and Mr. Thees would receive the legacy Ferguson Enterprises, LLC Executive Life Insurance Plan II ("FELIP") value paid out.

[3] Pursuant to the Executive Employment Agreements and consistent with our administrative practices for other associates, in the event of termination of employment due to disability, the NEOs are entitled to receive a pro-rata bonus for the year of termination based on the then-current forecasted performance. In the event of a termination of employment due to disability, the NEOs' LTIP and POSP awards would vest pro-rata based on actual performance at the original vesting date, the OSP awards would vest pro-rata at the date of termination, the PSU awards would vest pro-rata based on target performance at the date of termination and the RSU and SO awards would vest in full at the date of termination.

(4) Pursuant to the Executive Employment Agreements, in the event of a termination without Cause or resignation for Good Reason (as defined in the Executive Employment Agreements), subject to the Executive Officer's execution of a general release of claims, the NEOs are entitled to receive their respective annual base salary (i.e., 12 months) in effect at the time of the notice of termination plus the Pro-Rata Bonus (defined in FN 2 above), the NEOs and their dependents may be eligible for COBRA continuation coverage under the Company's medical benefit plans for 12 months following termination and will be provided a lump sum payment by FEL that would equal the cost for such coverage. In the event of a termination without Cause or resignation for Good Reason (as defined in the Executive Employment Agreements), the NEOs' LTIP and POSP awards would vest pro-rata based on actual performance at the original vesting date, the OSP awards would vest pro-rata at the date of termination, the PSU awards would vest pro-rata based on actual performance at the original vesting date and the RSU and SO awards would vest pro-rata at the date of termination.

(5) Reflects LTI awards being assumed upon a change in control.

(6) Pursuant to the Company's Change in Control Policy, in the event of a change in control, if the acquiring entity does not assume (or fully replace with an equivalent or better LTI award) a NEO's outstanding equity awards following the change in control, then the remaining unvested portion of any stock options, stock awards, restricted shares or performance shares held by each of the NEOs will accelerate and vest (without any proration for time) immediately prior to the effective date of the change in control. Any such awards that are subject to performance-based vesting will vest based on achievement of the applicable performance conditions as reasonably determined by the Company in good faith based on performance forecasts available as of the effective date of the change in control. Pursuant to the Change in Control Policy, the default treatment would be to pay any excess amount between actual and target for performance awards in shares, but in the event payment in shares is prohibited by law, the excess portion will be paid in cash.

(7) Pursuant to the Company's Change in Control Policy, upon an involuntary termination of employment in connection with a change in control or within the 24 months following the effective date of a change in control, the NEOs are entitled to: (i) accelerated vesting of the unvested portion of any stock options, stock awards, restricted shares or performance shares, (ii) a lump sum cash payment equal to the sum of (x) the NEO's target annual bonus for the year of termination, prorated based on the number of days during the performance period that such NEO was employed, divided by 365 days, and (y) three times (for the CEO) and two times (for all other NEOs) the sum of the NEO's base salary and target annual bonus for the year in which the termination date occurs (or, if no target has been set as of the termination date, the target annual cash incentive amount for the prior year), in each case, subject to the NEO's timely execution and non-revocation of a general release of claims in favor of the Company. The NEOs and their dependents may be eligible for COBRA continuation coverage under the Company's medical benefit plans for 12 months following termination and will be provided a lump sum payment by FEL that would equal the cost for such coverage. Any such awards that are subject to performance-based vesting will vest based on achievement of the applicable performance conditions as reasonably determined by the Company in good faith based on performance forecasts available as of the effective date of the change in control. Pursuant to the Change in Control Policy, the default treatment would be to pay any excess amount between actual and target for performance awards in shares, but in the event payment in shares is prohibited by law, the excess portion will be paid in cash.

(8) Other than as described above in the footnotes to this table, performance-based equity awards are assumed to vest based on actual forecasted performance as of December 31, 2025.

# CEO Pay Ratio

To identify our median associate, we used the following methodology, material assumptions, adjustments and estimates:

- As of May 1, 2024 (the "Determination Date"), we employed approximately 35,245 associates worldwide, including those employed on a full-time, part-time, seasonal or temporary basis, which includes 31,561 associates in the United States, 3,478 associates in Canada and 206 associates who reside outside of the United States and Canada. In calculating the pay ratio, we excluded, under the de minimis exception to the pay ratio rule, all of our 206 associates who reside outside of the United States and Canada (China (115), Switzerland (2), Taiwan (60), Thailand (4), Trinidad and Tobago (3), United Kingdom (10) and Vietnam (12)), or 0.58% of our total global workforce.

- We identified our median associate as of the Determination Date by comparing a consistently applied compensation measure consisting of salary, wages and distributions on carried interest and incentive fees, as reflected in our payroll records and as reported to the local tax authorities (the "Estimated Compensation") for all associates, excluding our CEO, who were employed by us on the Determination Date. No cost-of-living adjustments were made. No associates were removed or annualized due to tenure. To ensure accuracy and stability, we expanded the range by selecting 50 associates above and 50 associates below the initially calculated median employee. From this population, we identified the associate closest to the median who had not had a job change (promotion/demotion) within the full fiscal year and had not experienced a significant year-over-year compensation variability due to variable compensation elements. For this determination, the actual median associate was identified to fit these criteria.

- For Canadian associates, we converted their Estimated Compensation to U.S. Dollars from the applicable local currency using the using the May 1, 2024 exchange rate.

- For purposes of this ratio, we used the same median associate determination methodology from 2024, but we substituted a different associate with substantially similar compensation due to a change in the original median associate's circumstances.

- After identifying the median associate based on Estimated Compensation, we calculated Transition Period Total Compensation (as defined below) for that associate using the same methodology we used for our NEOs as set forth in the Transition Period Summary Compensation Table on page 56.

- The Transition Period Total Compensation of our CEO was $7,660,469 and the Transition Period Total Compensation of our median associate, other than our CEO, was $32,046. For the transition period, the ratio of our CEO's Transition Period Total Compensation to the median associate's Transition Period Total Compensation was 239.0 to 1.

The SEC's rules for identifying the median compensated associate and calculating the pay ratio based on that associate's Transition Period Total Compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their associate populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different associate populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

The above information about the ratio of the transition period total compensation, calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K ("Transition Period Total Compensation") of our median associate and the Transition Period Total Compensation of our CEO has been provided as required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K.

# Pay Versus Performance

The following table sets forth certain information with respect to the Company's financial performance and the compensation paid to our NEOs for the fiscal years ended July 31, 2021, July 31, 2022, July 31, 2023, July 31, 2024, July 31, 2025 and the five-month transition period (August 1, 2025 to December 31, 2025).

| Fiscal Year | Summary Compensation Table Total for PEO ($)[1] | Compensation Actually Paid to PEO ($)[2][3] | Average Summary Compensation Table Total for Non-PEO NEOs ($)[4] | Average Compensation Actually Paid to Non-PEO NEOs ($)[2][4][5] | Value of Initial Fixed $100 Investment[7] Based On: Ferguson Total Shareholder Return ($) | Peer Group Total Shareholder Return ($)[6] | Net Income ($ in millions) | Adjusted Operating Profit ($ in millions)[7] |
|---|---|---|---|---|---|---|---|---|
| (a) | (b) | (c) | (d) | (e) | (f) | (g) | (h) | (i) |
| TP | 7,660,469 | 10,681,819 | 1,894,187 | 2,516,640 | 278.15 | 236.56 | 786 | 1,153 |
| 2025 | 14,137,493 | 13,799,634 | 3,145,875 | 3,243,190 | 278.00 | 230.01 | 1,856 | 2,842 |
| 2024 | 9,052,716 | 14,568,013 | 2,862,832 | 3,256,059 | 272.31 | 190.61 | 1,735 | 2,824 |
| 2023 | 5,440,771 | 8,744,806 | 2,265,568 | 2,894,814 | 194.42 | 161.85 | 1,889 | 2,917 |
| 2022 | 4,865,698 | 5,377,614 | 2,212,036 | 2,503,838 | 146.64 | 137.61 | 2,122 | 2,951 |
| 2021 | 5,048,917 | 12,573,301 | 1,171,378 | 345,655 | 160.17 | 146.43 | 1,472 | 2,092 |

Notes:

[1] The principal executive officer ("PEO") is Kevin Murphy, who has remained the Chief Executive Officer for the duration of the disclosure period.

[2] In calculating the 'compensation actually paid' amounts reflected in these columns, the fair value or change in fair value, as applicable, of the equity award adjustments included in such calculations was computed in accordance with FASB ASC Topic 718. This valuation assumption used to calculate such fair values did not materially differ from those disclosed at the time of grant. We do not have pensions in the U.S.; therefore, an adjustment to the Transition Period Summary Compensation Table ("SCT") totals related to pension value for any of the years reflected in this table is not needed.

[3] To calculate the Compensation Actually Paid ("CAP") for the PEO, the following adjustments were made to SCT total compensation, calculated in accordance with the SEC methodology for determining CAP for each year shown:

| Fiscal Year | SCT Total for PEO ($) | Less, Grant Date Fair Value of Awards Reported in FY SCT ($) | Plus, Year-End Fair Value of Awards granted in FY that are outstanding and unvested as of end of FY ($) | Plus, Vesting Date Fair Value of Awards that are granted and vested in the same FY ($) | Plus, Change in Fair Value of Prior Year Awards outstanding and unvested as of end of FY ($) | Plus, Change in Fair Value of Prior Year Awards that vested in FY ($) | Less, Prior Year Awards that fail to meet vesting conditions during FY ($) | Plus, Dividends or other earnings paid on all awards in FY prior to vesting date ($) | CAP for PEO ($) |
|---|---|---|---|---|---|---|---|---|---|
| TP | 7,660,469 | 5,009,826 | 5,209,833 | — | 2,431,372 | 389,971 | — | — | 10,681,819 |
| 2025 | 14,137,493 | 9,735,826 | 11,296,469 | — | (1,224,315) | (674,187) | — | — | 13,799,634 |
| 2024 | 9,052,716 | 5,121,132 | 7,121,232 | — | 3,414,384 | 100,814 | — | — | 14,568,013 |
| 2023 | 5,440,771 | 2,520,730 | 3,947,882 | — | 2,331,881 | (454,998) | — | — | 8,744,806 |
| 2022 | 4,865,698 | 2,047,019 | 3,494,039 | — | (1,138,890) | 203,786 | — | — | 5,377,614 |
| 2021 | 5,048,917 | 1,986,339 | 5,307,895 | — | 3,867,497 | 335,331 | — | — | 12,573,301 |

\* The "Less, Grant Date Fair Value of Awards Reported in FY SCT" for fiscal 2025 has been restated from the amount previously reported. The originally disclosed figure of $7,808,186 did not include the fair value of stock option awards. As such, the Compensation Actually Paid for PEO for fiscal 2025 has been restated from the amount previously reported, $15,727,274, to $13,799,634.

[4] The non-PEO NEOs represent the following individuals for each of the years shown.

- TP: Bill Brundage, Chief Financial Officer; Bo Camposano, Senior Vice President—Waterworks; Jake Schlicher, Chief Strategy Officer; and Bill Thees, Chief Operating Officer.

- 2025: Bill Brundage, Chief Financial Officer; Ian Graham, Chief Legal Officer & Corporate Secretary; Andy Paisley, Chief Digital & Information Officer; Bill Thees, Chief Operating Officer; and Garland Williams, Former Senior Vice President - Blended.

FERGUSON

- 2024: Bill Brundage, Chief Financial Officer; Ian Graham, Chief Legal Officer; Sammie Long, former Chief Human Resources Officer of Ferguson plc; Bill Thees, Chief Operating Officer.

- 2023: Bill Brundage, Chief Financial Officer; Ian Graham, Chief Legal Officer; Sammie Long, former Chief Human Resources Officer of Ferguson plc; Bill Thees, Chief Operating Officer.

- 2022: Bill Brundage, Chief Financial Officer.

- 2021: Bill Brundage, Chief Financial Officer; Mike Powell, former Group Chief Financial Officer of Ferguson plc.

[5] To calculate the CAP for the non-PEO NEOs, the following adjustments were made to SCT total compensation, calculated in accordance with the SEC methodology for determining CAP for each year shown:

| | | Adjustments to SCT | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Year | SCT Total for Non-PEO NEOs ($) | Less, Grant Date Fair Value of Awards Reported in FY SCT ($) | Plus, Year-End Fair Value of Awards granted in FY that are outstanding and unvested as of end of FY ($) | Plus, Vesting Date Fair Value of Awards that are granted and vested in the same FY ($) | Plus, Change in Fair Value of Prior Year Awards outstanding and unvested as of end of FY ($) | Plus, Change in Fair Value of Prior Year Awards that vested in FY ($) | Less, Prior Year Awards that fail to meet vesting conditions during FY ($) | Plus, Dividends or other earnings paid on all awards in FY prior to vesting date ($) | CAP for Non-PEO NEOs ($) |
| TP | 1,894,187 | 943,354 | 981,122 | — | 562,736 | 21,949 | — | — | 2,516,640 |
| 2025 | 3,145,875 | 1,546,033 | 1,561,211 | 37,346 | 292,493 | (85,123) | 162,579 | — | 3,243,190 |
| 2024 | 2,862,832 | 1,346,175 | 1,261,209 | 28,444 | 480,865 | 32,584 | 63,700 | — | 3,256,059 |
| 2023 | 2,265,568 | 908,195 | 998,610 | — | 778,288 | (239,457) | — | — | 2,894,814 |
| 2022 | 2,212,036 | 816,013 | 1,392,846 | — | (356,654) | 71,623 | — | — | 2,503,838 |
| 2021 | 1,171,378 | 363,394 | 1,003,318 | — | 574,938 | 180,745 | 2,221,330 | — | 345,655 |

[6] The selected peer group is the S&P 500 Industrials Index. The comparison of total shareholder returns assumes that $100 was invested on July 31, 2021 in Company shares and the S&P 500 Index and that dividends were reinvested on the day prior to ex-dividend date.

[7] Our company-selected measure, which is the measure we believe represents the most important financial performance not otherwise presented in the table above that we use to link CAP to our NEOs for the transition period to our Company's performance, is adjusted operating profit, a non-GAAP measure. Adjusted operating profit is defined as operating profit before acquisition related intangible amortization and certain other non-GAAP adjustments, as further described in the section titled "Non-GAAP Reconciliations and Supplementary Information."

The items listed below represent the most important financial performance measures used by us to link compensation actually paid to our NEOs to Company performance for the transition period ended December 31, 2025:

**Most Important Performance Measures for PEO and Non-PEO NEOs[1]**

Adjusted Operating Profit[2]

Adjusted Earnings per Share ("EPS") - Diluted[3]

Return on Capital Employed ("ROCE")[4]

Notes:

[1] The most important performance measures include our company selected measure and the two financial metrics used for long-term incentive awards with performance-based vesting, as described in the section titled "—Elements of our Compensation Program—Long-Term Equity-Based Incentive Program". Each of these measures is a critical operational metric reported to shareholders.

[2] See footnote (7) above for the definition of adjusted operating profit.

[3] Adjusted EPS - diluted is defined as adjusted net income divided by the weighted average diluted shares outstanding. Adjusted net income is defined as income from continuing operations before amortization of acquired intangible assets (net of tax), discrete tax items and other items that are non-recurring (net of tax). See the section titled "Non-GAAP Reconciliations and Supplementary Information" for more information.

[4] ROCE is defined as adjusted earnings before interest and taxes ("Adjusted EBIT") divided by average capital employed. Adjusted EBIT is defined as operating profit excluding certain non-recurring items (non-GAAP adjustments) and including the impact of acquisition related intangible amortization. Average capital employed is defined as the sum of average net debt and average shareholders' equity and excludes discontinued operations.

# Comparative Disclosure

The following graphs set forth the relationship between each of the financial performance measures included in the table above and the amount of compensation actually paid to our NEOs for the fiscal years ended July 31, 2021, July 31, 2022, July 31, 2023, July 31, 2024, July 31, 2025 and the five-month transition period (August 1, 2025 to December 31, 2025).

## Compensation Actually Paid vs Total Shareholder Return



## Compensation Actually Paid vs Adjusted Operating Profit



FERGUSON

## Compensation Actually Paid vs Net Income



# Security Ownership of Certain Beneficial Owners and Management

## Security Ownership of Principal Shareholders

The table below shows the total number of shares of common stock beneficially owned by (i) each of our Directors and Named Executive Officers, (ii) all those known by us to beneficially own more than 5% of shares of our common stock and (iii) all of our Directors and Executive Officers as a group, as of February 27, 2026.

The number of shares of common stock beneficially owned is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power, or the right to receive the economic benefit of ownership, as well as any shares that the individual has the right to acquire within 60 days of February 27, 2026 through the exercise of any option, warrant or other right.

The percentage of shares of common stock beneficially owned is calculated on the basis of 194,440,073 shares of common stock outstanding as of February 27, 2026. Shares of common stock that a person has the right to acquire within 60 days of February 27, 2026 are deemed outstanding for purposes of computing the percentage ownership of the person holding such right, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, (i) subject to applicable community property laws, each beneficial owner listed below has sole voting and investment power and the right to receive the economic benefit of ownership with respect to all shares held by that person and (ii) the address of each beneficial owner listed in the following table is c/o Ferguson Enterprises Inc., 751 Lakefront Commons, Newport News, VA 23606.

| Name | Number of Shares of Common Stock Beneficially Owned [1] | Percentage of Shares of Common Stock Outstanding |
| --- | --- | --- |
| **Directors and Named Executive Officers** | | |
| **Rekha Agrawal** | 1,234 | * |
| **Kelly Baker** | 2,868 | * |
| **Rick Beckwitt** | 3,734 | * |
| **Bill Brundage** | 48,147 | * |
| **Bo Camposano** | 7,343 | * |
| **Geoff Drabble** | 6,503 | * |
| **Cathy Halligan** | 2,855 | * |
| **Brian May** | 3,010 | * |
| **James S. Metcalf** | 5,849 | * |
| **Kevin Murphy** | 148,740 | * |
| **Alan Murray** | 4,515 | * |
| **Jake Schlicher** | 11,478 | * |
| **Bill Thees** | 29,501 | * |
| **Suzanne Wood** | 2,485 | * |
| **Total Directors and Executive Officers as a Group (17 individuals)[2]** | 292,197 | * |
| **Greater Than 5% Beneficial Owners** | | |
| **BlackRock, Inc.[3]** | 10,587,359 | 5.45 % |
| **Vanguard[4]** | 19,600,288 | 10.08% |

\*    Represents less than 1% of our shares of common stock outstanding.

(1)   The number of shares beneficially owned also includes shares of common stock that may be acquired or issued within 60 days through exercise of SOs awarded pursuant to the Omnibus Plan, as follows: Messrs. Murphy 10,331, Brundage 3,096, Schlicher 1,192 and Thees 1,334.

(2)   The number of shares beneficially owned includes shares of common stock jointly held by immediate family members who share a household with the director or executive officer. The number of shares beneficially owned also includes shares of common stock that may be acquired or issued within 60 days through exercise of 19,198 SOs awarded pursuant to the Omnibus Plan.

(3)   Based on the Schedule 13G filed by BlackRock, Inc. with the SEC on July 17, 2025, BlackRock, Inc. and its subsidiaries beneficially owned an aggregate of 10,587,359 shares, had sole voting power over 9,234,266 shares, shared voting power over 0 shares, sole dispositive power over 10,587,359 shares and shared dispositive power over 0 shares. The principal business office address for BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001. The Company has also received a TR-1 notification (Standard Form for Notification of Major Holdings, also referred to as Voting Rights Attached to Shares—Article 12(1) of Directive 2004/109/EC, Financial Instruments—Article 11(3) of the Commission Directive 2007/14/EC) pursuant to the Disclosure Guidance and Transparency Rules of the U.K. FCA ("Form TR-1") from BlackRock, Inc. reporting a change in voting rights attached to the Company's common stock. The Form TR-1 reports that, as of March 2, 2026, BlackRock, Inc. and certain of its wholly owned subsidiaries held voting rights attached to less than 5% of shares outstanding. Because the "voting rights attached to shares" reported on Form TR-1 are not necessarily equivalent to "beneficial ownership" interests as defined under Rule 13d-3 of the Exchange Act, the table does not reflect the information reported in the Form TR-1.

(4)   Based on Amendment No. 3 to the Schedule 13G filed by The Vanguard Group with the SEC on March 5, 2026, The Vanguard Group and its subsidiaries beneficially owned an aggregate of 19,600,288 shares, had sole voting power over 0 shares, shared voting power over 1,712,972 shares, sole dispositive power over 0 shares and shared dispositive power over 19,600,288 shares. The principal business office address for The Vanguard Group is 100 Vanguard Blvd. Malvern, PA 19355.

# Other Information

## Communications with the Board

Shareholders and other interested parties may contact any member (or all members) of the Board by mail. Such correspondence should be sent to: Ferguson Enterprises Inc., Attn: Corporate Secretary, 751 Lakefront Commons, Newport News, VA 23606. Other methods by which a person may contact the Board may be set forth on the Company's website. All communications received as set forth above will be opened by the Corporate Secretary for the sole purpose of determining whether the contents represent a message to the Company's Directors. The Corporate Secretary will forward copies of all correspondence that, in the opinion of the Corporate Secretary, deals with the functions of the Board or its Committees or that the Corporate Secretary otherwise determines requires the attention of any member or Committee of the Board. The Corporate Secretary will not forward communications received that are unrelated to the responsibilities of the Board, including mass mailings, product complaints or inquiries, job inquiries, surveys, business solicitations or patently offensive or otherwise inappropriate material.

## Process for Shareholder Recommendation and Nomination of Directors

The Nominations & Governance Committee will evaluate Board candidates recommended by shareholders in the same manner as candidates recommended by management or current members of the Board. Shareholder recommendations for Board candidates should be sent to Ferguson Enterprises Inc., Attn: Corporate Secretary, 751 Lakefront Commons, Newport News, VA 23606. Shareholder nominations for election at our 2027 annual meeting of stockholders (the "2027 Annual Meeting") must be submitted to the Company in accordance with the procedures set forth in our Bylaws and by the deadlines set forth below under "—Shareholder Proposals for 2027 Annual Meeting."

## Shareholder Proposals for 2027 Annual Meeting

### Shareholder Proposals Under Rule 14a-8

Shareholders who wish to present a proposal in accordance with SEC Rule 14a-8 under the Exchange Act for inclusion in our proxy materials to be distributed in connection with our 2027 Annual Meeting must submit their proposal in accordance with Rule 14a-8's requirements, including ensuring it is received by the Corporate Secretary at the address set forth below no later than 5:00 p.m. Eastern Time on Monday, November 16, 2026. Failure to deliver a proposal in accordance with this procedure may result in it not being deemed timely received.

### Other Shareholder Proposals or Nominations and Universal Proxy

The Bylaws require that shareholders who intend to propose, outside of Rule 14a-8 under the Exchange Act, any proposal, including nominating candidates for election as Directors, at the 2027 Annual Meeting must provide notice of such proposals in writing to our Corporate Secretary at the address set forth below no earlier than Thursday, December 31, 2026, and no later than 5:00 p.m. Eastern Time on Friday, January 29, 2027. The notice must comply with the timing, disclosure, procedural and other requirements set forth in the Bylaws, including, if the proposal involves a director nomination, prescribed information required by Rule 14a-19(b) under the Exchange Act.

Proposals should be sent to our Corporate Secretary in writing to Ferguson Enterprises Inc., Attn: Corporate Secretary, 751 Lakefront Commons, Newport News, VA 23606. To be included in the Company's proxy materials, the proposal must comply with the requirements as to form and substance established by the SEC and the Bylaws and must be a proper subject for shareholder action under Delaware law.

# Special Meetings

The Bylaws provide that special meetings of shareholders may only be called (i) by the Board Chair; (ii) by the Chief Executive Officer; (iii) by the Corporate Secretary within 10 calendar days after receipt of a written request of a majority of the members of the Board then in office; or (iv) by the Corporate Secretary, in accordance with the procedures set forth in the Bylaws, after receipt of a written demand from stockholders of record who collectively Own (as defined in the Bylaws), in the aggregate, at least 10% of the total voting power of the outstanding shares of the Company then entitled to vote on the matter to be brought before a proposed special meeting.

# Householding

As permitted by the Exchange Act, we utilize a procedure called "householding." If two or more shareholders share a mailing address, we will send only one mailing with the copy of the Notice of Internet Availability and, if a hardcopy is requested, only one copy of our Transition Report and 2026 Notice of Annual Meeting and Proxy Statement to those shareholders, unless one or more of them notifies us that they would like to receive individual copies. This practice reduces our printing and mailing costs. Accordingly, a single mailing with the copy of the Notice of Internet Availability (or a hardcopy of the Company's Transition Report and 2026 Notice of Annual Meeting and Proxy Statement, if requested) will be delivered to multiple shareholders sharing an address, unless contrary instructions have been received from one or more of those shareholders.

If one set of these materials was sent to your household for use by all the Company's shareholders in your household and you do not wish to participate in householding in the future, please contact our Transfer Agent, Computershare Trust Company N.A., Computershare Proxy Services, at P.O. Box 43006, Providence Rhode Island 02940-3006, United States; +1-866-742-1064 (U.S. and Canada); +1-781-575-3023 (outside U.S. and Canada); or web.queries@computershare.com. If you wish to receive an additional set of materials in advance of the 2026 Annual Meeting, please contact Broadridge Financial Solutions, Inc. ("Broadridge") at +1-800-579-1639 to request a separate copy of the Company's Transition Report and 2026 Notice of Annual Meeting and Proxy Statement or Notice of Internet Availability (International charges apply if outside U.S. and Canada). Please note that all requests for additional materials in advance of the 2026 Annual Meeting should be made prior to April 16, 2026 (or prior to April 9, 2026, for U.K. shareholders) to ensure timely delivery in advance of the 2026 Annual Meeting.

If multiple copies of these materials were sent to your household and you want to receive one set, please contact our Transfer Agent at the above phone number, mailing address or email address. If a broker or other nominee holds your shares, you may continue to receive multiple mailings. Please contact your broker or other nominee directly to discontinue multiple mailings from them.

# Questions and Answers About the 2026 Annual Meeting

## 1. Why am I receiving these materials?

You are receiving this Proxy Statement and accompanying proxy materials because you are a holder of shares of common stock of Ferguson Enterprises Inc. as of March 3, 2026 (the "Record Date"), which entitles you to attend and vote at the 2026 Annual Meeting. Our Board has made these materials available to you in connection with the Board's solicitation of proxies on behalf of the Company for use at the 2026 Annual Meeting.

This Proxy Statement describes the matters on which the Company would like you to vote, provides information on those matters and provides information about the Company that we must disclose under SEC rules when we solicit your proxy.

## 2. Why did I receive a one-page notice in the mail regarding internet availability of proxy materials instead of a full set of proxy materials?

SEC rules allow companies to choose the method for delivery of proxy materials to shareholders. We have elected to provide access to our proxy materials over the internet. Accordingly, unless you have previously requested to receive our proxy materials in printed form by mail, you will receive the Notice of Internet Availability in the mail rather than a full set of the proxy materials. This process expedites shareholders' receipt of the proxy materials and lowers costs.

You can access the proxy materials by following the instructions on the Notice of Internet Availability or, if you are a holder of U.K. Depositary Interests, on the Form of Instruction you received in the mail. In addition, you can request to receive the proxy materials in printed form by mail or electronically by email by following the instructions on the Notice of Internet Availability or as described below under "—How can I obtain additional copies of the Transition Report or 2026 Notice of Annual Meeting and Proxy Statement?" To elect to receive shareholder communications electronically, you can also follow the instructions described under "—How do I receive electronic shareholder communications?".

Only one mailing with a copy of the Notice of Internet Availability (or a hardcopy of the Company's Transition Report and 2026 Notice of Annual Meeting and Proxy Statement, if requested) is being delivered to multiple shareholders sharing an address unless the Company has received contrary instructions from one or more of those shareholders. See "Other Information—Householding" above for more information.

## 3. When and where is the 2026 Annual Meeting?

The 2026 Annual Meeting will be held on April 30, 2026 at 4:00 p.m. Eastern Time in a virtual only format at www.virtualshareholdermeeting.com/FERG2026.

## 4. What matters are being voted on, how does the Board recommend I vote, and what is the vote required for each?

The table below sets forth the vote required for each proposal to be passed. A "Majority of votes cast" means that the number of shares voted "FOR" a Director nominee must exceed the number of shares voted "AGAINST" that Director nominee, without regard to abstentions and broker non-votes. A "Majority vote" means that holders of a majority of the voting power of the outstanding shares of common stock present in person or represented by proxy and entitled to vote on the matter must cast a vote "FOR" the proposal.

| | Board Recommendation | Vote Required | Effect of Abstention | Effect of Broker Non-votes |
|---|---|---|---|---|
| **Items of Business** | | | | |
| **1. Election of directors** | FOR each Director nominee | Majority of votes cast | None | None |
| **2. Ratification of the appointment of Deloitte as the Company's independent registered public accounting firm for fiscal 2026** | FOR | Majority vote | Counts as a vote AGAINST | Not applicable* |
| **3. Approval, on an advisory basis, of the compensation of the Company's named executive officers for the five-month transition period from August 1, 2025 to December 31, 2025**\*\* | FOR | Majority vote | Counts as a vote AGAINST | None |

\* Under the rules of the NYSE, Proposal 2 is the only matter which we believe will be considered "routine" and on which your broker can vote your shares without receiving instructions from you. Therefore, no broker non-votes are expected in connection with this proposal.

\*\* Proposal 3 is advisory. Therefore, the Company and/or the Board may determine to act in a manner inconsistent with the outcome of such vote. However, the Board values the opinions of the Company's shareholders as expressed through their advisory votes and, accordingly, the Board will review and consider the voting results on such Proposal.

## 5.    Who may attend and vote?

**Stockholders of Record.** If you are a stockholder of record of the Company as of the Record Date, you are entitled to attend and vote at the 2026 Annual Meeting or any adjournment thereof, provided that the Board may fix a new record date for determination of stockholders entitled to notice of and to vote at the adjourned meeting. Stockholders of record will need the 16-digit control number included on your Notice of Internet Availability or proxy card to attend and vote at the 2026 Annual Meeting.

**Beneficial owners.** You are a beneficial owner if your shares are held in a stock brokerage account or by a broker, bank or other nominee, and this Proxy Statement is being made available or forwarded to you by or on behalf of your broker, bank or other nominee. Only those beneficial owners holding shares as of the Record Date or, if the 2026 Annual Meeting is adjourned, as of such other date as is communicated to beneficial owners are entitled to vote on the proposals in respect of such shares. If you are a beneficial owner and your voting instruction form or Notice of Internet Availability indicates that you may vote those shares through the www.proxyvote.com website, then you may access, participate in and vote at the 2026 Annual Meeting with the 16-digit control number indicated on that voting instruction form or Notice of Internet Availability, as applicable. Otherwise, beneficial owners should contact their broker, bank or other nominee and obtain a "legal proxy" (which will include a 16-digit control number) in order to be able to attend, participate in or vote at the 2026 Annual Meeting. Any beneficial owners that do not follow the above process will be unable to represent their position in person at the 2026 Annual Meeting.

**U.K. Depositary Interest ("DI") Holders.** Holders of Ferguson Enterprises Inc. U.K. DIs (each a "U.K. DI Holder") entered in the register of U.K. DI Holders of the Company as of 6:00 p.m. U.K. Time on March 3, 2026 (or, if the 2026 Annual Meeting is adjourned, on such other date as is communicated to U.K. DI Holders) are entitled to provide voting instructions to Computershare Investor Services PLC ("Computershare U.K.") in respect of the number of U.K. DIs registered in their name(s) at that time. As a U.K. DI Holder, or a representative of a U.K. DI Holder, if you wish to attend or vote at the 2026 Annual Meeting, please notify Computershare U.K. in writing or email at csnditeam@computershare.co.uk. by April 23, 2026. Computershare U.K. will then provide you with a "legal proxy," which will confirm the amount of shares of common stock you will represent and provide you with a 16-digit control number, allowing you to participate during the 2026 Annual Meeting. Any U.K. DI Holders that do not follow the above process will be unable to represent their position in person at the 2026 Annual Meeting.

## 6. How may I attend the 2026 Annual Meeting?

Eligible shareholders will be able to attend the 2026 Annual Meeting virtually, but not in person, by accessing the webcast via internet at www.virtualshareholdermeeting.com/FERG2026. Once on that website, you will need to enter the 16-digit control number included on your Notice of Internet Availability, proxy card or the voting instruction form provided by your broker, bank or other nominee.

The 2026 Annual Meeting will begin promptly at 4:00 p.m. Eastern Time. Online check-in will open 15 minutes prior to the start time. Please allow ample time for the online check-in process.

## 7. How do I vote?

### Prior to the 2026 Annual Meeting

**Stockholders of Record.** Stockholders of record may submit a proxy before the 2026 Annual Meeting to have their shares voted using one of the following three methods:

1. by internet at proxyvote.com using the 16-digit control number set out on the Notice of Internet Availability or proxy card you received and following the instructions on the website,

2. by telephone at +1-800-690-6903 using your 16-digit control number and following the recorded instructions (international charges apply outside of the U.S. and Canada), or

3. by mail if you received printed proxy materials by following the instructions on your proxy card and returning your completed proxy card in the postage-paid envelope accompanying your proxy materials.

In each case, your proxy submission by internet or telephone or your completed proxy card must be received by 11:59 p.m. Eastern Time on April 29, 2026.

Shareholders based in the U.K. may return their proxy cards in the U.K. by following the instructions on the proxy card.

**Beneficial owners.** Beneficial owners may direct their broker, bank or other nominee on how to vote their shares by following the instructions for voting on the voting instruction form provided by your broker, bank or other nominee. If you do not direct your broker, bank or other nominee on how to vote your shares by following the instructions on your voting instruction form, your shares will not be voted at the 2026 Annual Meeting for any matter that is considered to be "non-routine" under the rules of the NYSE. Under the rules of the NYSE, the only matter which we believe will be considered "routine" and on which your broker can vote your shares without receiving instructions from you is Proposal 2 relating to the ratification of the Company's independent registered public accounting firm. As described under "—What is a broker non-vote?", your broker does not have discretionary authority to vote your shares on any other matters. We encourage you to communicate your voting decisions to your broker, bank or other nominee by the time prescribed by your broker, bank or other nominee and well in advance of the deadline for voting of 11:59 p.m. Eastern Time on April 29, 2026 to ensure that your vote will be counted.

**U.K. DI Holders.** U.K. DI Holders may direct Computershare U.K. to vote the shares represented by their U.K. DIs in three ways:

1. *By Internet—Instruct Computershare.* Complete a Form of Instruction accessible via the internet on Computershare U.K.'s website by visiting eproxyappointment.com. You will need your 16-digit control number, your Shareholder Reference Number and your unique PIN, which are available on the Form of Instruction that U.K. DI Holders will have received in the mail. Instructions must be received by 3:00 p.m. U.K. Time on April 27, 2026.

2. *By Internet—CREST*. Issue an instruction through the CREST electronic voting appointment service using the procedures described in the CREST manual (available from euroclear.com). CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting services provider, who will be able to take the appropriate action on their behalf. For instructions made using the CREST service to be valid, the appropriate CREST message (a CREST Voting Instruction) must be properly authenticated in accordance with the specifications of Euroclear U.K. & International Limited ("EUI") and must contain the information required for such instructions, as described in the CREST manual. The message, regardless of whether it relates to the voting instruction or to an amendment to the instruction given to Computershare U.K., must be transmitted so as to be received by the Company's agent (ID 3RA50) no later than 3:00 p.m. U.K. Time on April 27, 2026. The time of receipt will be taken to be the time (as determined by the timestamp applied to the CREST Voting Instruction by the CREST applications host) from which the Company's agent is able to retrieve the CREST Voting Instruction by enquiry to CREST in the manner prescribed by CREST.

   EUI does not make available special procedures in CREST for any particular messages. Normal system timings and limitations apply to the transmission of a CREST Voting Instruction. It is the responsibility of the CREST member to take (or to procure that the CREST sponsor or voting service provider takes) such action necessary to ensure that a CREST Voting Instruction is transmitted by any particular time. CREST members and, where applicable, their CREST sponsors or voting service providers, are referred to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Voting Instruction in the circumstances set out in Regulation 35 of the Uncertificated Securities Regulations 2001 (S.I. 2001 No. 3755).

3. *By Mail*. Complete and return a Form of Instruction to Computershare U.K. using the reply-paid envelope that accompanied the Form of Instruction or by posting it to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom. To be effective, all Forms of Instruction must be received by Computershare U.K. by 3:00 p.m. U.K. Time on April 27, 2026. Computershare U.K., as your proxy, will then make arrangements to vote your underlying shares according to your instructions.

### During the 2026 Annual Meeting

If you are a stockholder of record, beneficial owner or U.K. DI holder as of the Record Date, you may vote online during the 2026 Annual Meeting. You will need the 16-digit control number included on your Notice of Internet Availability, proxy card or the voting instruction form provided by your bank or broker to log in to the virtual meeting platform at www.virtualshareholdermeeting.com/FERG2026. Once in the meeting, follow the instructions provided on the website to vote. Voting electronically online during the 2026 Annual Meeting will replace any previous votes.

## 8. What is a proxy?

By appointing a proxy, you authorize a specified person or persons (known as your proxy or proxies) to vote your shares on your behalf at the 2026 Annual Meeting in the way that you instruct on the proxy card. A proxy may exercise all of your rights to attend, vote or otherwise participate during the 2026 Annual Meeting. A proxy need not be a shareholder of the Company. By use of a proxy, you can have your shares voted, whether or not you attend the meeting. All shares represented by valid proxies received and not revoked before the 2026 Annual Meeting will be voted in accordance with the shareholder's specific voting instructions. If we have received your executed proxy card and you have not given specific voting instructions, your shares will be voted as recommended by our Board and in the discretion of your proxy upon such other matters as may properly come before the 2026 Annual Meeting.

Shareholders are strongly encouraged to appoint Geoff Drabble, the Board Chair, and Ian Graham, our Chief Legal Officer & Corporate Secretary, as your proxies. If you execute and return your proxy card without appointing a different person(s) as your proxy, Messrs. Drabble and Graham will be deemed to be your proxies. This ensures that your vote will be counted if you are not able to attend the 2026 Annual Meeting.

## 9. When is the deadline to appoint a proxy?

The appointment of a proxy must be received not later than 11:59 p.m. Eastern Time on April 29, 2026, or such other deadline determined for any adjourned meeting.

## 10. How do I revoke my proxy or change my vote?

**Stockholders of Record.** Stockholders of record may revoke their proxy or change their voting instructions by submitting a new proxy via internet, telephone or mail that is dated later than the original proxy or by delivering written notice of revocation of proxy to the Corporate Secretary. Any revocation or change a stockholder wishes to submit before the 2026 Annual Meeting must be received by 11:59 p.m. Eastern Time on April 29, 2026. Stockholders of record may also revoke their proxy or change their vote by voting online during the 2026 Annual Meeting before the poll is closed.

If more than one properly executed proxy is returned in respect of the same holding of shares, either by paper or by electronic communication, the latest dated proxy received by Broadridge before the deadline for the receipt of such proxies will take precedence.

**Beneficial Owners.** Beneficial owners should contact their broker, bank or other holder of record for instructions on how to revoke their voting instructions or change their vote.

**U.K. DI Holders.** U.K. DI Holders should contact Computershare U.K. for instructions on how to revoke their proxies or change their vote.

## 11. What constitutes a "quorum" for the 2026 Annual Meeting?

A majority in voting power of the outstanding shares of the Company entitled to vote at the 2026 Annual Meeting, present in person or represented by proxy, will constitute a quorum. A quorum is necessary to conduct business at the 2026 Annual Meeting. You are part of the quorum if you have timely returned a properly executed proxy card. Abstentions and broker non-votes also are counted in determining whether a quorum is present.

## 12. Can I ask questions at the 2026 Annual Meeting?

Yes. Shareholders may submit questions during the meeting. Questions may be submitted during the meeting by logging into the virtual meeting platform at www.virtualshareholdermeeting.com/FERG2026 using your 16-digit control number: under the "Ask a Question" section, select a "Question Topic," type your question into the "Question" text box and click "Submit."

Questions relevant to meeting matters will be answered during the meeting, subject to time constraints. Questions from multiple shareholders on the same topic or relating to the same topic may be grouped, summarized and answered together. The chair of the 2026 Annual Meeting may nominate a Company representative to answer a specific question after the 2026 Annual Meeting. No question will be answered that would interfere unduly with the conduct of the 2026 Annual Meeting, involve the disclosure of confidential information, or not be in the interests of the Company or the good order of the 2026 Annual Meeting. Please refer to the rules for the meeting that will be posted on the meeting website. If we are unable to answer your question during the Meeting due to time constraints, you are encouraged to contact the Corporate Secretary at corporate.secretary@ferguson.com.

## 13. What if I experience technical difficulties or have trouble participating in the 2026 Annual Meeting?

If you encounter any difficulties accessing the virtual 2026 Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting login page for assistance. Technical support will be available beginning approximately 15 minutes prior to the start of the 2026 Annual Meeting through its conclusion. If there are any technical issues in convening or hosting the 2026 Annual Meeting, we will promptly post information to the Shareholder Meetings page of the Investors tab of our website at corporate.ferguson.com, including information on when the 2026 Annual Meeting will be reconvened.

## 14. How can I obtain additional copies of the Company's Transition Report or 2026 Notice of Annual Meeting and Proxy Statement?

If you would like a printed or email copy of our Transition Report or 2026 Notice of Annual Meeting and Proxy Statement at no charge, please follow the instructions in the Notice of Internet Availability or contact the Corporate Secretary by mail at Ferguson Enterprises Inc., Attn: Corporate Secretary, 751 Lakefront Commons, Newport News, VA 23606; by email at corporate.secretary@ferguson.com; or by telephone at +1-757-874-7795.

In addition, shareholders may request to receive a free printed or email copy of the proxy materials from Broadridge by: internet at proxyvote.com, email to sendmaterial@proxyvote.com, or telephone at +1-800-579-1639. Please have your 16-digit control number available and, if you are sending an email, please include your control number in the subject line. All requests for additional materials in advance of the 2026 Annual Meeting should be made prior to April 16, 2026 (or prior to April 9, 2026, for U.K. shareholders) to ensure timely delivery in advance of the 2026 Annual Meeting. Shareholders based in the U.K. may also request additional materials from our U.K. office at Corporate Secretariat, c/o Ferguson Group Services Limited, 1020 Eskdale Road, Winnersh Triangle, Wokingham, RG41 5TS or by calling +44-118-927-3810 or emailing corporate.secretary@ferguson.com.

## 15. Who can I contact for further information about the 2026 Annual Meeting?

Information regarding the 2026 Annual Meeting, including a copy of this Proxy Statement, can be found on the Shareholder Meetings page of the Investors tab of our website at corporate.ferguson.com. If you have questions about the 2026 Annual Meeting, please contact the Corporate Secretary by email at corporate.secretary@ferguson.com or by telephone at +1-757-874-7795.

## 16. How do I receive electronic shareholder communications?

We encourage shareholders to receive their shareholder information by email and via our website. Not only is this a quicker way for you to receive information, it helps us reduce printing and postage costs. Registering for electronic shareholder communications is straightforward and is done online via www-us.computershare.com/investor, a website provided by Computershare Trust Company N.A. (the "Transfer Agent").

Through www-us.computershare.com/investor you can:

- set up electronic shareholder communication;
- view your shareholdings;
- certify your tax status;
- update your address; and
- arrange for your dividends to be paid directly into your bank account.

## 17. Who can I contact for general information about my shareholdings?

The Transfer Agent maintains the Company's share register. If you have any questions about your shareholding or you would like to notify the Company regarding a change of address, you may contact the Transfer Agent: by telephone to +1-866-742-1064 (from the U.S. and Canada), Shareholder Services on +44-0370-703-6203 (from the U.K.), and +1-781-575-3023 (from outside the U.K., U.S. and Canada); or in writing to: Computershare, P.O. Box 43006, Providence, RI 02940-3006, United States. The telephone lines are open from 9:00 a.m. to 5:00 p.m. Eastern Time each business day.

## 18. Who pays for solicitation of proxies?

The Company is paying the cost of soliciting proxies by the Company and will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for sending proxy materials to shareholders and obtaining their proxies. In addition to soliciting the proxies by mail and the internet, the Company's Directors, officers and associates may solicit proxies personally or by telephone, messenger, facsimile and e-mail, in each case without any additional compensation.

## 19. What is a broker non-vote?

If you are a beneficial owner, you must instruct your broker, bank or other nominee how to vote your shares. Under the NYSE rules, brokers are only permitted to exercise discretionary voting authority on "routine" matters when voting instructions have not been received from a beneficial owner. On matters considered "non-routine," brokers may not vote shares without instruction from the beneficial owner. Shares that brokers are not authorized to vote are referred to as "broker non-votes."

We believe Proposal 2 is a "routine" matter for which no broker non-votes are expected. We believe Proposals 1 and 3 are "non-routine" matters.

Please note that if you want your vote to be counted on "non-routine" proposals, including the election of directors, you must instruct your broker, bank or other nominee how to vote your shares. If you do not provide voting instructions, no votes will be cast on your behalf with respect to those proposals.

If you are a U.K. DI Holder, Computershare U.K. will not vote your shares on your behalf on any matter, including routine matters, without instructions from you as the U.K. DI Holder.

## 20. How many shares are outstanding?

As of the Record Date, the Company had 194,392,950 shares of common stock outstanding and entitled to vote. Each share of common stock is entitled to one vote for each Director nominee and one vote for each other item to be voted on at the 2026 Annual Meeting.

## 21. How can I find out the voting results of the 2026 Annual Meeting?

Voting results will be announced in a Current Report on Form 8-K that we will file with the SEC within four business days after the 2026 Annual Meeting. Voting results will also be available on the Shareholder Meetings page of the Investors tab of our website at corporate.ferguson.com.

# Cautionary Note Regarding Forward-Looking Statements

Certain information included in this Proxy Statement is forward-looking, including within the meaning of the Private Securities Litigation Reform Act of 1995, and involves risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by forward-looking statements. Forward-looking statements cover all matters which are not historical facts and include, without limitation, statements or guidance regarding or relating to our future financial position, results of operations and growth, plans and objectives for the future including our capabilities and priorities, risks associated with changes in global and regional economic, market and political conditions, ability to manage supply chain challenges, ability to manage the impact of product price fluctuations, our financial condition and liquidity, legal or regulatory changes and other statements concerning the success of our business and strategies.

Forward-looking statements can be identified by the use of forward-looking terminology, including terms such as "believes," "estimates," "anticipates," "expects," "forecasts," "intends," "continues," "plans," "projects," "goal," "target," "aim," "may," "will," "would," "could" or "should" or, in each case, their negative or other variations or comparable terminology and other similar references to future periods. Forward-looking statements speak only as of the date on which they are made. They are not assurances of future performance and are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Therefore, you should not place undue reliance on any of these forward-looking statements. Although we believe that the forward-looking statements contained in this Proxy Statement are based on reasonable assumptions, you should be aware that many factors could cause actual results to differ materially from those contained in such forward-looking statements, including but not limited to:

- weakness in the economy, market trends, uncertainty and other conditions in the markets in which we operate and the macroeconomic impact of factors beyond our control (including, among others, inflation/deflation, recession, labor and wage pressures, trade restrictions such as tariffs, sanctions and retaliatory countermeasures, interest rates and geopolitical conditions);

- failure to rapidly identify or effectively respond to direct and/or end customers' wants, expectations or trends, including costs and potential problems associated with new or upgraded information technology systems or our ability to timely deploy new omni-channel capabilities;

- decreased demand for our products as a result of operating in highly competitive industries and the impact of declines in the residential and non-residential markets and our ability to effectively manage inventory as a result;

- changes in competition, including as a result of market consolidation, new entrants, vertical integration or competitors responding more quickly to emerging technologies (such as generative or agentic artificial intelligence ("AI"));

- failure of a key information technology system or process as well as payment-related risks, including exposure to fraud or theft;

- privacy and protection of sensitive data failures, including failures due to data corruption, cybersecurity incidents, network security breaches or the use of AI;

- ineffectiveness of or disruption in our domestic or international supply chain or our fulfillment network, including delays in inventory availability at our distribution facilities and branches, increased delivery costs or lack of availability due to loss of key suppliers;

- failure to effectively manage and protect our facilities and inventory or to prevent personal injury to customers, suppliers or associates, including as a result of workplace violence;

- unsuccessful execution of our operational strategies, including the failure to quickly adapt our strategy to emerging technologies;

- failure to attract, retain and motivate key associates;

- exposure of associates, contractors, customers, suppliers and other individuals to health and safety risks and fleet incidents;

- risks associated with acquisitions, partnerships, joint ventures and other business combinations, dispositions or strategic transactions;

- risks associated with sales of private label products, including regulatory, product liability and reputational risks and the adverse impact such sales may have on supplier relationships and rebates;

- failure to achieve and maintain a high level of product and service quality or comply with responsible sourcing standards;

- inability to renew leases on favorable terms or at all, as well as any remaining obligations under a lease when we close a facility;

- changes in, interpretations of, or compliance with tax laws and accounting standards;

- our access to capital, indebtedness and changes in our credit ratings and outlook;

- fluctuations in product prices/costs (e.g., including as a result of the use of commodity-priced materials, inflation/deflation, trade restrictions and/or the failure to qualify for or maintain supplier rebates) and foreign currency;

- funding risks related to our defined benefit pension plans;

- legal proceedings in the ordinary course of our business as well as any failure to comply with domestic and foreign laws, regulations and standards, as those laws, regulations and standards or interpretations and enforcement thereof may change;

- the occurrence of unforeseen developments such as litigation, investigations, governmental proceedings or enforcement actions;

- our failure to comply with the obligations associated with being a public company listed on the NYSE and LSE and the costs associated therewith;

- the costs and risk exposure relating to sustainability matters and disclosures, including regulatory or legal requirements and disparate stakeholder expectations; and

- other risks and uncertainties as set forth under the heading "Risk Factors" in Item 1A of the Company's Transition Report as filed with the SEC on February 27, 2026, and in other filings we make with the SEC in the future.

Additionally, forward-looking statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Other than in accordance with our legal or regulatory obligations, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

# Non-GAAP Reconciliations and Supplementary Information

This Proxy Statement contains certain financial information that is not presented in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"). These non-GAAP financial measures include adjusted operating profit, adjusted net income and adjusted earnings per share ("adjusted EPS")—diluted. The Company believes that these non-GAAP financial measures provide users of the Company's financial information with additional meaningful information to assist in understanding financial results and assessing the Company's performance from period to period. Management believes these measures are important indicators of operations because they exclude items that may not be indicative of our core operating results and provide a better baseline for analyzing trends in our underlying businesses, and they are consistent with how business performance is planned, reported and assessed internally by management and the Board. Such non-GAAP adjustments include amortization of acquired intangible assets, discrete tax items and any other items that are non-recurring. Non-recurring items may include various restructuring charges, gains or losses on the disposals of businesses which by their nature do not reflect primary operations, as well as certain other items deemed non-recurring in nature and/or that are not a result of the Company's primary operations. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies' non-GAAP financial measures having the same or similar names. These non-GAAP financial measures should not be considered in isolation or as a substitute for results reported under U.S. GAAP. These non-GAAP financial measures reflect an additional way of viewing aspects of operations that, when viewed with U.S. GAAP results, provide a more complete understanding of the business. The Company strongly encourages investors and shareholders to review the Company's financial statements and publicly filed reports in their entirety and not to rely on any single financial measure.

# Non-GAAP Reconciliations

| ($ millions, except per share amounts) | Five months ended December 31, | | | |
| --- | --- | --- | --- | --- |
| | 2025 | | 2024 | |
| | | per share[1] | | per share[1] |
| Net Income | $786 | $4.01 | $636 | $3.17 |
| Business restructuring expenses[2] | (6) | (0.03) | — | — |
| Corporate restructuring expenses[3] | 3 | 0.01 | 3 | 0.01 |
| Amortization of acquired intangibles | 57 | 0.29 | 64 | 0.32 |
| Discrete tax adjustments[5] | (42) | (0.21) | (9) | (0.04) |
| Tax impact-non-GAAP adjustments[6] | (11) | (0.06) | (16) | (0.08) |
| Adjusted Net Income | $787 | 4.01 | $678 | 3.38 |
| Diluted weighted-average shares outstanding | | 196.2 | | 200.7 |

[1] Per share on a dilutive basis.

[2] During the transition period, the Company sold a distribution center in the United States that was closed as part of restructuring actions taken in fiscal year 2025, recording a gain of $20 million. This was partially offset by $14 million in restructuring charges related to the closure of certain branches and other actions to streamline operations in Canada.

[3] For the transition period and the same period in 2024, corporate restructuring expenses primarily related to incremental costs in connection with transition activities following the establishment of our ultimate parent company's domicile in the United States.

[4] For the transition period, discrete tax adjustments mainly related to the release of uncertain tax positions following the lapse of statute of limitations and tax treatment of certain compensation items that are not material. For the five months ended December 31, 2024, discrete tax adjustments mainly related to the tax treatment of certain compensation items that are not material.

[5] For the transition period and the same period in 2024, the tax impact on non-GAAP adjustments primarily related to the amortization of acquired intangibles.

| ($ millions, except per share amounts) | Five months ended December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| Net Income | $786 | $636 |
| Provision for income taxes | 217 | 206 |
| Interest expense, net | 79 | 79 |
| Other expense (income), net | 17 | (5) |
| Operating profit | 1,099 | 916 |
| Business restructuring expenses[1] | (6) | — |
| Corporate restructuring expenses[2] | 3 | 3 |
| Adjusted EBIT[3] | 1,096 | 919 |
| Amortization of acquired intangibles | 57 | 64 |
| Adjusted operating profit | 1,153 | 983 |

[1] During the transition period, the Company sold a distribution center in the United States that was closed as part of restructuring actions taken in fiscal year 2025, recording a gain of $20 million. This was partially offset by $14 million in restructuring charges related to the closure of certain branches and other actions to streamline operations in Canada.

[2] During the transition period and the same period in 2024, the Company recorded corporate restructuring expenses that were primarily related to transition activities following the establishment of our parent company's domicile in the United States.

**≠FERGUSON**

# ⚡ FERGUSON

751 Lakefront Commons
Newport News, VA 23606
Tel: +1 757-874-7795

---

## About Ferguson

Ferguson (NYSE: FERG; LSE: FERG) is North America's largest value-added distributor of essential water and air solutions, serving specialized professionals in our $340B residential and non-residential construction markets. We help make our customers' complex projects simple, successful and sustainable by providing expertise and a wide range of products and services from plumbing, HVAC, appliances, and lighting to PVF, water and wastewater solutions, and more. Headquartered in Newport News, VA, Ferguson has sales of $31.3B (CY'25) and approximately 35,000 associates in over 1,700 locations.

**For more information, please visit:**
corporate.ferguson.com